2018

PROXY
STATEMENT

WEDNESDAY, JANUARY 23, 2019 | EAGLE OAKS GOLF & COUNTRY CLUB



New Jersey
Resources

www.njresources.com

Notice of Annual Meeting of Shareowners

LOGISTICS:

WEDNESDAY, JANUARY 23, 2019
9:30 a.m., Eastern Time

EAGLE OAKS GOLF & COUNTRY CLUB
20 Shore Oaks Drive
Farmingdale, New Jersey 07727

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:



INTERNET
Visit the website on your proxy card



BY TELEPHONE
Call the telephone number on your proxy card



BY MAIL
Sign, date and return your proxy card in the enclosed envelope



IN PERSON
Attend the annual meeting in Farmingdale, NJ
See page 8 for instructions on how to attend

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.

The Annual Meeting of Shareowners (the "Meeting") of New Jersey Resources Corporation will be held at 9:30 a.m., Eastern Time, Wednesday, January 23, 2019, at Eagle Oaks Golf & Country Club, 20 Shore Oaks Drive, Farmingdale, New Jersey 07727, for the following purposes:

ITEMS OF BUSINESS

- To elect as directors the five nominees to the Board of Directors named in the attached Proxy Statement, one for a term expiring in 2020 and four for terms expiring in 2022

- To approve a non-binding advisory resolution approving the compensation of our named executive officers

- To ratify the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2019

- To transact any other business that may properly be brought before the Meeting or any adjournments or postponements thereof

The Board of Directors has fixed the close of business on November 27, 2018, as the record date for the determination of the shareowners entitled to notice of, and to vote at, the Meeting. Accordingly, only shareowners of record at the close of business on that date will be entitled to vote at the Meeting.

In accordance with U.S. Securities and Exchange Commission ("SEC") rules, we are furnishing proxy materials to our shareowners online. You may read, print and download our Annual Report and Proxy Statement at *http://investor.njresources.com/annual-proxy.cfm.* **For admission to the Meeting, each shareowner will be asked to present (I) valid picture identification, such as a driver's license or passport, and (II) proof of ownership of our common stock ("Common Stock") as of the record date, such as an admission ticket, a brokerage statement, proxy card or voting instruction form reflecting stock ownership. To request an admission ticket in advance of the Annual Meeting, please visit *www.proxyvote.com* and follow the instructions provided.** On or about December 13, 2018, we will mail our shareowners a notice containing instructions on how to access our 2018 Proxy Statement and Annual Report, how to vote online or by telephone and **how to obtain an admission ticket in advance of the Annual Meeting.** The notice will also provide instructions on how to request a paper copy of these documents.

A cordial invitation is extended to you to attend the Meeting. Regardless of whether you plan to attend the Meeting, it is important that your shares are represented and voted at the Meeting. If you received a paper copy of the proxy card or voting instruction by mail, you can vote by signing, dating and returning the enclosed proxy card or voting instruction. Registered shareowners and participants in plans holding shares of our Common Stock may vote by telephone or online. To use these convenient services, follow the steps detailed in the instructions for voting that are attached to the proxy card. Beneficial owners of shares of our Common Stock held in street name through a bank or brokerage account should follow the voting instruction for voting their shares from the institution that holds such shares. Please note that in the absence of specific instructions as to how to vote, brokers may not vote your shares on the election of directors or the non-binding proposal regarding the compensation of our named executive officers. Please return your proxy card so your vote can be counted. I hope you will attend the Meeting, but even if you cannot, please vote your shares as promptly as possible. Thank you.

Wall, New Jersey
Dated:
December 13, 2018



Richard Reich
Corporate Secretary and Assistant
General Counsel

Dear
Fellow Shareowner,



Through the hard work and dedication of our talented team of more than 1,000 employees, fiscal year 2018 was another successful year for New Jersey Resources. Our net financial earnings grew by 61 percent. We increased our annual dividend rate for the 25th time since 1995, this time by 7.3 percent, and our shareowners realized a total return on their investment of 12.3 percent.

To learn more about our fiscal year 2018 performance, please read our Annual Report and join us at our Annual Meeting of Shareowners (the "Meeting"), which will be held on Wednesday, January 23, 2019, at 9:30 a.m., Eastern Time, at Eagle Oaks Golf & Country Club, 20 Shore Oaks Drive, Farmingdale, New Jersey 07727.

During the Meeting, we will vote on the following matters: to elect as directors the five nominees to the Board of Directors named in the attached Proxy Statement, one for a term expiring in 2020 and four for terms expiring in 2022; to approve a non-binding advisory resolution approving the compensation of our named executive officers; and to ratify the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2019.

Your vote is very important. Whether you plan to attend the Meeting or not, I encourage you to promptly submit your vote via the Internet, telephone or mail to ensure that your shares are represented at the Meeting.

On behalf of our Board of Directors, thank you for your continued confidence in our Company. I look forward to seeing you at the Annual Meeting.

"Fiscal year 2018 was another successful year for New Jersey Resources. On behalf of our Board of Directors, thank you for your continued confidence in our Company."

Sincerely,

Laurence M. Downes

Laurence M. Downes
Chairman and Chief Executive Officer
December 13, 2018

Table
of Contents

Proxy Statement

Annual Meeting of Shareowners January 23, 2019

This Proxy Statement sets forth certain information with respect to the accompanying proxy to be used at the Annual Meeting of Shareowners (the "Meeting") of New Jersey Resources Corporation, or at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Annual Meeting. The Board of Directors (the "Board") has designated Eagle Oaks Golf & Country Club, 20 Shore Oaks Drive, Farmingdale, New Jersey 07727, as the place of the Meeting. The Meeting will be called to order at 9:30 a.m., Eastern Time, on Wednesday, January 23, 2019. The Board solicits this proxy and urges you to vote immediately. Unless the context otherwise indicates, reference to "New Jersey Resources," "NJR," "we," "us," "our" or "the Company" means New Jersey Resources Corporation.

The Board is making these materials available to you on the Internet or, upon your request, delivering printed versions of these materials to you by mail. On or about December 13, 2018, we will mail a notice to shareowners containing instructions on how to access the Proxy Statement and Annual Report and how to vote.

Questions and Answers About the Meeting

1. Who is asking for my vote and why am I receiving this document?

The Board asks that you vote on the matters listed in the Notice of Annual Meeting, which are more fully described in this Proxy Statement. We are providing this Proxy Statement and related proxy card to our shareowners in connection with the solicitation by the Board of proxies to be voted at the Meeting. A proxy, if duly executed and not revoked, will be voted and, if it contains any specific instructions, will be voted in accordance with those instructions.

2. Who is entitled to vote?

Only holders of record of outstanding shares of our common stock (the "Common Stock") at the close of business on November 27, 2018, are entitled to notice of, and to vote at, the Meeting. At the close of business on November 27, 2018, there were 88,588,988 outstanding shares of Common Stock. Each share of Common Stock is entitled to one vote.

3. What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. If you designate someone as your proxy or proxy holder in a written document, that document is called a proxy or a proxy card. Ms. Nancy A. Washington and Mr. Richard Reich have been designated as proxies or proxy holders for the Meeting. Proxies properly executed and received by our Corporate Secretary prior to the Meeting, and not revoked, will be voted in accordance with the terms thereof.

4. What is a voting instruction?

A voting instruction is the instruction form you receive from your bank, broker or its nominee if you hold your shares of Common Stock in street name. The instruction form instructs you how to direct your bank, broker or its nominee, as record holder, to vote your shares of Common Stock.

5. What am I voting on?

You will be voting on each of the following items of business:

- The election as directors of one nominee to the Board for a term expiring in 2020 and four nominees to the Board for terms expiring in 2022 (collectively, the "proposed director nominees")
- The approval of a non-binding advisory resolution approving the compensation of our named executive officers
- The ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2019
- Any other business that may properly come before the Meeting or any adjournments or postponements thereof

6. How many votes must be present to hold the Meeting?

A majority of the outstanding shares of Common Stock as of the record date must be present in person or represented by proxy at the Meeting. This is referred to as a quorum. Abstentions, withheld votes and shares of record held by a broker or its nominee ("broker shares") that are voted on any matter are included in determining the existence of a quorum. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

7. What vote is needed to elect the proposed director nominees?

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock voted in the election of directors. In addition, the Company's Corporate Governance Guidelines provide that any nominee for director in an uncontested election who receives a greater number of shareowner votes "withheld" from his or her election than votes "for" his or her election must promptly tender his or her resignation to the Board. For more details regarding the director resignation policy, please see "Election of Directors" on page 11.

8. What vote is needed to approve the non-binding advisory resolution regarding the compensation of our named executive officers?

The approval of the non-binding advisory resolution regarding the compensation of our named executive officers requires that the votes cast in favor of the proposal exceed the number of votes cast against the proposal.

9. What vote is needed to ratify the appointment by the Audit Committee of Deloitte & Touche LLP?

The ratification of the appointment by the Audit Committee of Deloitte & Touche LLP requires that the votes cast in favor of the ratification exceed the number of votes cast opposing the ratification.

10. What are the voting recommendations of the Board?

For the reasons set forth in detail later in this Proxy Statement, the Board recommends that you vote:

- **FOR** all of the proposed director nominees named in this Proxy Statement
- **FOR** the non-binding advisory resolution regarding approval of the compensation of our named executive officers
- **FOR** the ratification of the appointment by the Audit Committee of Deloitte & Touche LLP

11. How do I vote?

Registered shareowners (shareowners who hold Common Stock in their own name registered with our transfer agent, Broadridge Corporate Issuer Solutions, Inc., or in certificated form, as opposed to through a bank, broker or other nominee) or employees who hold Common Stock through our NJR Employees' Retirement Savings Plan (our "401(k) Plan") may vote in person at the Meeting or by proxy. There are three ways for registered shareowners and employees who own Common Stock through our 401(k) Plan to vote by proxy:

 If you received your proxy materials by mail, complete, properly sign, date and mail the enclosed proxy card or voting instruction

 Connect to the Internet at *www.proxyvote.com* and follow the instructions included on the proxy card or voting instruction

 Call **1-800-690-6903** and follow the instructions included on the proxy card or voting instruction

Registered shareowners and participants in our 401(k) Plan, and any other plans holding shares of Common Stock, are urged to deliver proxies or voting instructions by calling the toll-free telephone number, by using the Internet or by completing and mailing the proxy card or voting instruction. The telephone and Internet voting procedures are designed to authenticate shareowners' and plan participants' identities, to allow

shareowners and plan participants to give their proxies or voting instructions and to confirm that such instructions have been properly recorded. Instructions for voting by telephone or over the Internet are included on the enclosed proxy card or voting instruction. If you received your proxy materials via mail, registered shareowners and plan participants may send their proxies or voting instructions by completing, signing and dating the enclosed proxy card or voting instruction and returning it as promptly as possible in the enclosed prepaid envelope.

Shareowners who hold Common Stock through banks, brokers or other nominees ("street name shareowners") who wish to vote at the Meeting should receive voting instructions from the institution that holds their shares. Please contact the institution that holds your shares if you have not received voting instructions. Street name shareowners may also be eligible to vote their shares electronically by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using either the toll-free telephone number or the Internet address provided on the voting instruction; or by completing, dating and signing the voting instruction and returning it promptly in the enclosed prepaid envelope.

The deadline for voting via the Internet or telephone is 11:59 p.m., Eastern Time, on January 22, 2019, for shares held directly and 11:59 p.m., Eastern Time, on January 17, 2019, for shares held through our 401(k) Plan or any other plans holding shares of Common Stock.

12. Can I attend the Meeting?

Yes, you can attend the Meeting and vote in person if you are a holder of our Common Stock as of the record date, November 27, 2018. **IF YOU PLAN TO ATTEND THE MEETING, EACH SHAREOWNER WILL BE ASKED TO PRESENT (I) VALID PICTURE IDENTIFICATION, SUCH AS A DRIVER'S LICENSE OR PASSPORT, AND (II) PROOF OF OWNERSHIP OF OUR COMMON STOCK AS OF THE RECORD DATE, SUCH AS AN ADMISSION TICKET, A BROKERAGE STATEMENT, PROXY**

CARD OR VOTING INSTRUCTION FORM REFLECTING STOCK OWNERSHIP. TO REQUEST AN ADMISSION TICKET IN ADVANCE OF THE ANNUAL MEETING PLEASE VISIT *WWW.PROXYVOTE.COM* AND FOLLOW THE INSTRUCTIONS PROVIDED. However, even if you plan to attend the Meeting, we encourage you to vote your shares by proxy. Cameras, recording devices and other electronic devices are not permitted at the Meeting.

13. How will my shares be voted if I sign, date and return my proxy card or voting instruction card, but do not provide complete voting instructions with respect to each proposal?

Shareowners should specify their vote for each matter on the enclosed proxy. The proxies solicited by this Proxy Statement vest in the proxy holders' voting rights with respect to the election of directors (unless the shareowner marks the proxy to withhold that authority) and on all other matters voted upon at the Meeting.

Unless otherwise directed in the enclosed proxy card, the persons named as proxies therein will vote all properly executed, returned and not-revoked proxy cards or voting instruction cards (I) **FOR** the election of all the proposed director nominees listed thereon; (II) **FOR** the non-binding advisory resolution regarding approval of the compensation of our named executive officers; and (III) **FOR**

the proposal to ratify the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2019, with the following two exceptions:

● Shares of Common Stock held in our 401(k) Plan for which no direction is provided on a properly executed, returned and not revoked voting instruction card will be voted proportionately in the same manner as those shares held in our 401(k) Plan for which timely and valid voting instructions are received with respect to such proposals.

● Shares of Common Stock held in our 401(k) Plan for which timely and valid voting instructions are not received will be considered to have been designated to be voted by the trustee in accordance with the recommendation of the Company's management.

As to any other business that may properly come before the Meeting, the persons named in the enclosed proxy card or voting instruction will vote the shares of Common Stock represented by the proxy in the manner as the Board may recommend, or otherwise at the proxy holders' discretion. The Board does not presently know of any other such business.

14. How will my shares be voted if I do not return my proxy card or my voting instruction?

It will depend on how your ownership of shares of Common Stock is registered. If your shares of Common Stock are registered in your name with our transfer agent, your unvoted shares will not be represented at the Meeting and will not count toward the quorum requirement, as explained under "6. How many votes must be present to hold the Meeting?" on page 7, unless you attend the Meeting to vote them in person.

If you own your shares of Common Stock in street name, which means that your shares are registered in the name of your bank, broker or its nominee, your shares may be voted even if you do not provide your bank, broker or other nominee with voting instructions. Under the rules of the New York Stock Exchange ("NYSE") your bank, broker or other nominee may vote your shares in its discretion on "routine" matters. However, NYSE rules do not permit your bank, broker or other nominee to vote your shares on proposals that are not considered routine. When a proposal is not a routine matter and your bank, broker or other nominee has not received your voting instructions with respect to such proposal, your bank, broker or other nominee cannot vote your shares on that proposal. It is called a "broker non-vote"

when a bank, broker or other nominee does not cast a vote for a routine or a non-routine matter.

Please note in the absence of your specific instructions as to how to vote, your bank, broker or other nominee may not vote your shares with respect to (I) the election of all the proposed director nominees, or (II) the non-binding advisory resolution regarding the approval of the compensation of our named executive officers. Under NYSE rules, these matters are not considered routine matters. Based on NYSE rules, we believe that the ratification of the appointment by the Audit Committee of Deloitte & Touche LLP is a routine matter for which brokerage firms may vote on behalf of their clients if no voting instructions are provided. Therefore, if you are a shareowner whose shares of Common Stock are held in street name with a bank, broker or other nominee and you do not return your voting instruction card, your bank, broker or other nominee may vote your shares **FOR** the ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm. **Please return your proxy card so your vote can be counted.**

15. How are abstentions and broker non-votes counted?

Only votes cast "for" or "against" are included in determining the votes cast with respect to any matter presented for consideration at the Meeting. As described above, when brokers do not have discretion to vote or do not exercise such discretion, the inability or failure to vote is referred to as a "broker non-vote." Proxies marked as abstaining, and any proxies returned by brokers as "non-votes" on behalf of shares held in street name because beneficial owners' discretion has been withheld as to one or more matters to be acted upon at the Meeting, will be treated as present for purposes of determining whether a quorum is

present at the Meeting. Broker non-votes and withheld votes will not be included in the vote total for the proposal to elect the nominees for director and will not affect the outcome of the vote for the proposal. In addition, under New Jersey corporation law, abstentions are not counted as votes cast on a proposal. Therefore, abstentions and broker non-votes will not count either in favor of or against (I) the non-binding advisory resolution regarding the compensation of our named executive officers, or (II) the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm.

16. What if I change my mind after I vote?

Whether you vote by telephone, Internet or by mail, you may change or revoke your proxy at any time before it is exercised by (I) submitting a properly signed proxy with a later date, (II) voting by telephone or the Internet at a later time, or (III) voting in person at the Meeting. See the enclosed proxy card for instructions. Attendance at the Meeting will not by itself revoke a previously granted proxy.

If you are a shareowner whose stock is held in street name with a bank, broker or other nominee, you must follow the instructions found on the voting instruction card provided by the bank, broker or other nominee, or contact your bank, broker or other nominee to change or revoke your previously given proxy.

17. Who pays the cost of proxy solicitation?

NJR will pay all expenses of soliciting proxies, including clerical work, printing and postage. Our officers and other employees may personally solicit proxies or solicit proxies by mail, telephone, facsimile or Internet, but we will not provide compensation for such solicitations. In addition, we have agreed to pay Laurel Hill Proxy Advisory Group, LLC a fee of approximately $6,250, plus reasonable expenses, for proxy solicitation services. We will also reimburse banks, brokers and other persons holding shares in their names, or in the names of nominees, for expenses incurred sending material to beneficial owners and obtaining proxies from beneficial owners.

18. Could other matters be decided in the Meeting?

The Board does not know of any other business that may be brought before the Meeting. However, if any other matters should properly come before the Meeting or at any adjournment or postponement thereof, it is the intention of the persons named in the accompanying proxy to vote on such matters as they, in their discretion, may determine.

19. How do I make a shareowner proposal for the 2020 Annual Meeting of Shareowners?

We must receive proposals from shareowners, intended to be presented at the 2020 Annual Meeting of Shareowners, on or before August 15, 2019 to be considered for inclusion in our Proxy Statement and on our proxy/voting instruction card for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and for consideration at that meeting. Shareowners submitting such proposals must be the beneficial owners of shares of the Common Stock amounting to at least $2,000 in market value and must have held such shares for at least one year prior to the date of submission.

Our By-Laws, as amended, also set forth the procedures a shareowner must follow to nominate directors or to bring other business to be considered at shareowner meetings, which will not be included in our Proxy Statements. For a shareowner to nominate a candidate for director at the 2020 Annual Meeting of Shareowners, we must receive notice of the nomination no later than November 9, 2019. The notice must describe various matters regarding the nominee, including name, address, occupation and shares held. See "Director Nominations and Evaluation Processes" on page 20 for more information regarding the director nomination process. Additionally, under our By-Laws, as amended, for a shareowner to bring other matters before the 2020 Annual Meeting of Shareowners, we must receive notice no later than November 9, 2019. The notice must include a description of the proposed business, the reasons therefore and other matters specified in our By-Laws, as amended. In each case, the notice must be timely given to our Corporate Secretary, whose address is Office of the Corporate Secretary, 1415 Wyckoff Road, Wall, New Jersey 07719. A copy of the By-Laws, as amended, is available free of charge on our website at *investor.njresources.com* under the caption "Corporate Governance." A printed copy is available free of charge to any shareowner who requests it by contacting the Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

Election of Directors

Item 1   On Proxy Card

The Board currently consists of 12 members divided into three classes with overlapping three-year terms. Our Restated Certificate of Incorporation provides that the Board shall be divided into three classes, which shall be as nearly equal in number as possible. There is currently an imbalance in the classes of directors, with five directors having terms expiring in 2019, and being nominated for election as directors at the Meeting, three directors with terms expiring in 2020 and four with terms expiring in 2021. In order to address this imbalance, Stephen D. Westhoven, who was appointed by the Board on September 10, 2018, to serve a term expiring at the Meeting, has been nominated to serve a one-year term expiring in 2020, and until his successor is elected and has been qualified. Maureen A. Borkowski, Laurence M. Downes, Robert B. Evans and Thomas C. O'Connor, would each serve for a three-year term expiring in 2022, and until their respective successors are elected and have been qualified.

Each of the nominees is currently serving as a director of the Company and, with the exception of Mr. Westhoven, has been previously elected by our shareowners. There were no nominee recommendations from shareowners submitted in accordance with our By-Laws, as amended. Unless otherwise indicated on a proxy, the proxy holders intend to vote the shares each proxy represents for all nominees for election as directors.

Under New Jersey law, directors are elected by a plurality of the votes cast at an election. The Company's Corporate Governance Guidelines provide, however, that any nominee for director in an uncontested election who receives a greater number of shareowner votes "withheld" from his or her election than votes "for" his or her election must promptly tender his or her resignation to the Board for consideration. The Nominating/ Corporate Governance Committee ("NCGC") will then evaluate the best interests of the Company and will recommend to the Board whether to accept or reject the tendered resignation. Following the Board's determination, the Company will disclose the Board's decision of whether to accept the resignation and an explanation of how the decision was reached.

Proxies solicited by the Board will be voted in favor of the nominees listed below, unless otherwise specified in the proxy. All of the nominees proposed by the Board have consented to serve if elected. We know of no reason why the nominees would not be available for election or, if elected, would be unable to serve. While we do not anticipate that any of the nominees will be unable to serve, if any should be unable to serve, the proxy holders reserve the right to substitute any other person approved by the Board.

The NCGC looks for its current and potential directors collectively to have a mix of skills and qualifications.

> It is of critical importance to the Company that the NCGC recruit directors who help achieve the goal of a well-rounded, diverse Board that functions as a collegial and cohesive unit.

We have included a chart following the director biographies below that summarizes the skill set for the full Board. As part of each director's biography, we have included a brief summary of skills and experience. Set forth below is information for each nominee and director concerning the age, principal occupation, employment and directorships during the past five years, positions with the Company, the year in which he or she first became a director of the Company and his or her term of office as a director. Also set forth below is a brief discussion of the specific experience, qualifications, attributes or skills that led to the Board's conclusion that, in light of our business and structure, each nominee and director should serve as a director as of the date of this Proxy Statement.

Summary of Director Qualifications and Experience

We believe effective oversight comes from a Board that represents a diverse range of experience and perspectives that provides the collective qualifications, attributes, skills and experience necessary for sound governance. The NCGC establishes and regularly reviews with the Board the qualifications, attributes, skills and experience that it believes are desirable to be represented on the Board to ensure that they align with the Company's long-term strategy. The most important of these are described below and the number of directors possessing those attributes is indicated:

Utility Experience in operating a regulated utility business, such as our principal subsidiary, New Jersey Natural Gas Company	**7**	
Regulatory/Government Experience in interacting with regulators and policymakers and/or working within government agencies	**11**	
Finance/Accounting/ Risk Management Experience as a financial expert and/or a public company CFO or audit partner	**9**	
Corporate Governance Experience in public company corporate governance related issues and best practices	**9**	
Technology/Cybersecurity Experience with technology innovations and/or with oversight of cybersecurity programs	**3**	
Energy Services/Commodity Trading Experience in the energy services industry, including wholesale energy marketing, energy trading and delivery of midstream energy service	**8**	

Community/Public Relations Experience in community affairs, public relations and/or marketing.	**6**	
Legal Experience and/or formal education as an attorney	**1**	
Environmental Experience with oversight of environmental policy, regulation and business operation matters	**5**	
Renewable Energy Experience in the renewable energy industry, including wind and/or solar energy generation and distribution	**4**	
Leadership Development/ Succession Planning Experience in managing and mitigating key risks, including financial, operational, regulatory risks	**10**	
Strategic Planning Experience in strategic planning and growth and value creation	**12**	

Years Served on the Board



MAUREEN A. BORKOWSKI	DONALD L. CORRELL	LAURENCE M. DOWNES	ROBERT B. EVANS	M. WILLIAM HOWARD JR.	JANE M. KENNY	THOMAS C. O'CONNOR	J. TERRY STRANGE	SHARON C. TAYLOR	DAVID A. TRICE	STEPHEN D. WESTHOVEN	GEORGE R. ZOFFINGER
1 year	**10** years	**23** years	**9** years	**13** years	**12** years	**1** year	**15** years	**6** years	**14** years	**<1** year	**22** years

■ Independent ■ Non-Independent

Average Independent Director Tenure



11.5 years

10.7 years

2016   2018

7% decrease in **2** years

Gender Diversity



25% Female

75% Male

Nominee for Election as Director for a One-Year Term Expiring in 2020



STEPHEN D. WESTHOVEN

Biography:

President and Chief Operating Officer of New Jersey Resources since October 2018. Prior to his current role, Mr. Westhoven served as Executive Vice President and Chief Operating Officer for New Jersey Resources from November 2017 through September 2018; Senior Vice President and Chief Operating Officer of NJR Energy Services (NJRES) and NJR Clean Energy Ventures (NJRCEV) from October 2016 to November 2017; and Senior Vice President of NJRES from May 2010 to September 2016.

Mr. Westhoven has been with the Company since 1990. His leadership and contributions have been instrumental to the growth of our businesses. His experience leading NJRES and NJRCEV, as well as his knowledge of natural gas markets, provides the Board with unique insight into the energy industry. Further, through Mr. Westhoven's years of service as an executive officer of the Company, he has developed extensive knowledge in the areas of leadership, finance, strategy, risk oversight, safety, management and corporate governance, each of which provides great value to the Board. This experience and Mr. Westhoven's role in developing NJR's strategy is an asset to the Board.

President and Chief Operating Officer, New Jersey Resources

Age 50

Director since: **2018**

Other Public Company Directorships:
- None

Nominees for Election as Directors for a Three-Year Term Expiring in 2022

MAUREEN A. BORKOWSKI



(Lead Director, NJNG Board)

RETIRED Chairman and President of Ameren Transmission Company

Age 61

Director since: **2017**

Biography:



Retired. Chairman and President of Ameren Transmission Company and Ameren Transmission Company of Illinois, subsidiaries of Ameren Corporation dedicated to electric transmission infrastructure investment, from August 2011 through April 2017. Vice President — Transmission of Ameren Services Company from 2005 to August 2011. President, Borkowski Enterprises, an energy consulting firm, from 2000 to 2005. From 1981 to 2000, served in various roles at Ameren with responsibilities including power marketing, electric and natural gas transmission strategy and retail deregulation.

Ms. Borkowski has extensive experience leading regulated electric transmission and natural gas supply and transmission from her years as an executive leading Ameren Transmission Company. Her vast operational knowledge and executive leadership experience give her a strong operational background with knowledge of many of the issues regulated companies face on federal, state and local levels. Her background is an asset to the NJR Board, as well as the Board of Directors of New Jersey Natural Gas Company (NJNG).

Other Public Company Directorships:
- None

LAURENCE M. DOWNES



(Chairman of the Board)

Chief Executive Officer, New Jersey Resources Corporation

Age 61

Director since: **1995**

Biography:



Chairman of the Board of the Company since September 1996 and Chief Executive Officer beginning in July 1995. As of October 1, 2018, as part of the Company's ongoing succession planning, Mr. Downes relinquished his positon as President, but continues to serve as the Company's Chief Executive Officer. Director and past Chairman, American Gas Association; Chairman, Board of Directors of New Jersey Economic Development Authority; Member, Board of Directors of Horizon Blue Cross Blue Shield of New Jersey; Chairman, John J. Heldrich Center for Workforce Development's National Advisory Board; Member, National Petroleum Council; Chair, Drumthwacket Foundation.

As Chairman of the Board, Mr. Downes provides the Board with strong leadership and direction and a considerable amount of diverse industry experience. As our Chairman and Chief Executive Officer, Mr. Downes is able to communicate with and inform the Board about our strategy, performance, operations, issues and developments. Mr. Downes' extensive knowledge of the energy industry, experience as the leader of the Company and innovative thinking provides an invaluable benefit to the Board. In addition, Mr. Downes' past and present board positions at other natural gas and energy-focused organizations have positioned him to bring experience and industry knowledge to his position as Chairman of the Board. Through Mr. Downes' years of service on the Board, he has developed extensive knowledge in the areas of leadership, finance, strategy, safety, risk oversight, management and corporate governance, each of which provides great value to the Board.

Other Public Company Directorships:
- Questar Corporation (NYSE: STR) (2010 - September 2016) ● Energen Corporation (NYSE: EGN) (May 2017 – June 2018)

ROBERT B. EVANS



(Lead Director, NJRES Board)

RETIRED
President and Chief Executive Officer, Duke Energy Americas

Age 70

Director
since: **2009**

Biography:



Retired. President and Chief Executive Officer of Duke Energy Americas, a business unit of Duke Energy Corp., from 2004 to 2006; Transition executive for Energy Services, a business unit of Duke Energy Corp., during 2003; President of Duke Energy Gas Transmission from 1998 to 2002 and President and Chief Executive Officer from 2002 to 2003.

Mr. Evans' experience in senior leadership and board positions for other energy companies has positioned him to bring executive, corporate development, operational and financial experience and industry knowledge to his position as a member of the Board. His extensive executive experience with the natural gas transmission business and wholesale natural gas trading business of Duke Energy and Targa Resources Partners provides the Board with valuable knowledge of those aspects of the energy industry and has provided him with the experience and knowledge to serve as Lead Director of the joint Board of Directors of NJRES and NJR Energy Investments Corporation.

Other Public Company Directorships:
- Targa Resources Corp. (NYSE: TRGP) (March 2016 – Present)
- ONE Gas, Inc. (NYSE: OGS) (2014 – Present)
- Sprague Resources LP (NYSE: SRLP) (October 2013 – October 2018)

THOMAS C. O'CONNOR



RETIRED
Chairman, President and Chief Executive Officer, DCP Midstream, LLC

Age 62

Director
since: **2017**

Biography:



Retired. Chairman, President and Chief Executive Officer, DCP Midstream, LLC, one of the nation's largest gas gatherers, processors and marketers of natural gas liquids, from 2007 through March 2013. From 1987 to 2007, held a variety of positions with Duke Energy in that company's natural gas pipeline, electric and commercial business units.

Mr. O'Connor has extensive experience leading regulated and unregulated midstream and transmission operations and wholesale natural gas trading businesses from his years as an executive leading DCP Midstream and Duke Energy. His vast operational knowledge and executive leadership experience give him a strong operational and strategic background with knowledge of many of the issues that face both regulated and unregulated energy companies, particularly with respect to the natural gas industry.

Other Public Company Directorships:
- Keyera Corporation (TSO: KEY) (January 2014 – Present)
- 8Point3 Energy Partners LP (NASDAQ: CAFD) (June 2015 – June 2018)
- Andeavor Logistics LP (formerly Tesoro Logistics LP) (NYSE: ANDX) (May 2011 – January 2018)
- DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP (NYSE: DCP) (September 2008 – December 2013)
- QEP Resources, Inc. (NYSE: QEP) (January 2014 – January 2015)

✓ THE BOARD RECOMMENDS THAT SHAREOWNERS VOTE "**FOR**" ALL OF THE PROPOSED DIRECTOR NOMINEES LISTED ABOVE.

Directors with Terms Expiring in 2020

JANE M. KENNY



(Chair, Nominating/ Corporate Governance Committee)

Co-Owner and Managing Partner, The Whitman Strategy Group, LLC

Age 67

Director since: **2006**

Biography:

Co-owner and Managing Partner, The Whitman Strategy Group, LLC, a consulting firm specializing in governmental relations and environmental and energy issues, since January 2005; Regional Administrator of the Environmental Protection Agency, overseeing the federal agency's work in New York, New Jersey, Puerto Rico and the Virgin Islands from November 2001 to December 2004; Commissioner of New Jersey Department of Community Affairs from May 1996 to November 2001; Chief of Policy to the Governor of New Jersey from 1994 to 1996.

Ms. Kenny's extensive public policy experience, especially with environmental, public policy, energy and government relations issues, based on her extensive regulatory and policy experience leading environmental initiatives as Administrator for Region 2 of the United States Environmental Protection Agency, and her service as a top advisor to three Governors of New Jersey, is essential for the Board of a company like ours that regularly faces such issues. That experience, as well as her firm's active consulting practice on environmental, energy and public policy issues through which she is actively and presently engaged in cutting-edge issues in the field, has provided Ms. Kenny an understanding of the energy industry, which is important in assisting the Board in monitoring and evaluating our business.

Other Public Company Directorships:
- None

SHARON C. TAYLOR



(Chair, Leadership Development and Compensation Committee)

Retired. Senior Vice President, Human Resources, Prudential Financial

Age 64

Director since: **2012**

Biography:

Retired. Senior Vice President, Human Resources, Prudential Financial, a global fortune 50 financial services company, from June 2002 to August 2017; Trustee of the Horizon Foundation for New Jersey; National Academy of Human Resources Foundation; The Prudential Foundation and The Prudential Investment Oversight Committee; Immediate Past Chair of Newark Alliance and Newark Regional Business Partnership; Director, Human Resources Policy Association; Director, Executive Leadership Council Foundation; Director, Congressional Black Caucus Foundation; Trustee, Montclair Art Museum.

Ms. Taylor's broad experience as a senior executive officer of one of the nation's largest financial services companies, her service on the boards of several external organizations in key leadership roles and her extensive background and expertise in the areas of human resources, including executive compensation, employee benefits, talent and senior officer succession management, labor and employee relations, corporate social responsibility and impact investing, operations and systems, business continuation, risk management and privacy, provides the Board with an important perspective in the critical areas of human capital planning and management, succession and strategic planning, operational effectiveness and risk controls and privacy. Her extensive experience in the aforementioned areas provide her with an ideal background to serve as the Chair of NJR's Leadership Development and Compensation Committee (the "LDCC").

Other Public Company Directorships:
- None

DAVID A. TRICE



Biography:

Retired. Chairman from September 2004 to May 2010, President and Chief Executive Officer from February 2000 to May 2009, President and Chief Operating Officer from 1999 to 2000 and Vice President — Finance and International from 1997 to 1999, Newfield Exploration Company, a public independent crude oil and natural gas exploration and production company; Director, Rockwater Energy Solutions, Inc., a private fluids and environmental solutions provider that provides a wide range of products and services to the oil and gas industry, from August 2012 to October 2017; Past Chairman, America's Natural Gas Alliance, Inc. and the American Exploration and Production Council.

RETIRED President and Chief Executive Officer, Newfield Exploration Company

Age 70

Director since: **2004**

A career with over 30 years of experience with energy companies such as Newfield Exploration Company has given Mr. Trice extensive knowledge of the energy industry, particularly natural gas, as well as other operational expertise, which is essential to our Board in understanding and evaluating our business. Mr. Trice also brings to our Board experience gained from holding senior leadership and board positions at public companies and industry groups that provides our Board with significant experience in risk oversight, financial policy, executive compensation and corporate governance matters, which are particularly relevant to his service on the LDCC and the NCGC. In addition, Mr. Trice's extensive experience in the energy industry and his familiarity with the relevant issues provide the Board with a valuable perspective.

Other Public Company Directorships:
- McDermott International, Inc. (NYSE: MDR) (May 2009 – May 2018)
- QEP Resources, Inc. (NYSE: QEP) (May 2011 – Present)
- Select Energy Services, Inc. (NYSE: WTTR) (November 2017 – Present)

Directors with Terms Expiring in 2021

DONALD L. CORRELL



Biography:

Chief Executive Officer and Co-Founder, Water Capital Partners LLC (formerly, KWP Capital LLC), a firm that invests in, advises and manages water and wastewater infrastructure assets and operations since January 2011. President and Chief Executive Officer and member of the Board of Directors of American Water Works, Inc., a New Jersey-based public water utility holding company, from April 2006 to August 2010; President and Chief Executive Officer and member of the Board of Directors of Pennichuck Corporation, a New Hampshire-based public water utility holding company, from 2003 to 2006; Chairman, President and Chief Executive Officer of United Water Resources, a public water services company from 1991 through 2001. From 2001 to 2003, served as an independent advisor to water service and investment firms on issues relating to marketing, acquisitions and investments in the water services sector.

(Lead Director, NJR Board)

Chief Executive Officer and Co-Founder, Water Capital Partners LLC (formerly, KWP Capital, LLC)

Age 68

Director since: **2008**

Mr. Correll's experience with utility companies, through his leadership of American Water Works and other water services companies, has given him an understanding of the regulatory and operational issues that we face. In his positions as a Chief Executive Officer and director of a public company and as a certified public accountant, he gained experience in financial policy and risk oversight that is essential to his position as a member of the Audit Committee. In these roles he also gained significant experience that is relevant to his position as the Lead Director of NJR.

Other Public Company Directorships:
- Encompass Health Corporation (NYSE: EHC) (June 2005 – Present)

M. WILLIAM HOWARD, JR.



(Lead Director, NJRCEV Board)

Retired. Pastor, Bethany Baptist Church

Age 72

Director since: **2005**

Biography:

Retired. Pastor of Bethany Baptist Church, Newark, New Jersey, from 2000 to 2015; President, New York Theological Seminary from 1992 to 2000; President of the National Council of Churches from 1979 to 1981; Past Chairman and Member, Rutgers University Board of Governors from 2004 to 2014 and Director Emeritus, Choose New Jersey.

Mr. Howard is an experienced local and national community leader with extensive familiarity with communities and contacts within and outside our service area. His work and experience in the public sector, including his experience leading religious institutions, bring unique and valuable perspectives and disciplines to the Board's deliberations and decision-making processes, particularly with regard to issues of corporate citizenship and community relations, which are relevant to his position as Lead Director of the Board of Directors of NJRCEV.

Other Public Company Directorships:
- None

J. TERRY STRANGE



(Chair, Audit Committee)

Retired. Vice Chair and Managing Partner, U.S. Audit Practice, KPMG LLP

Age 74

Director since: **2003**

Biography:

Retired. Vice Chair and Managing Partner of U.S. Audit Practice from 1996 to 2002 and Global Managing Partner of Audit Practice from 1998 to 2002, KPMG LLP, an independent accounting firm.

Mr. Strange has extensive knowledge and experience with accounting practices, policies and rulemaking from his 34-year career at KPMG LLP, which is especially important in his role as Chairman of the Audit Committee and an audit committee financial expert. His significant experience working with companies in the energy sector, as well his experience as a director of a number of public companies, has provided him an understanding of the challenges and strategic alternatives available to public companies, financial policy and risk oversight.

Other Public Company Directorships:
- Newfield Exploration Company (NYSE: NFX) (2004 – Present)
- BBVA Compass Bancshares, Inc. (NYSE: BBVA) (2008 – Present)
- Group 1 Automotive, Inc. (NYSE: GPI) (2003 – Present)

GEORGE R. ZOFFINGER



President and Chief Executive Officer, Constellation Capital Corp.

Age 70

Director since: **1996**

Biography:

President and Chief Executive Officer, Constellation Capital Corp., a financial services company, since December 2007; President and Chief Executive Officer, New Jersey Sports & Exposition Authority from March 2002 to December 2007; Chairman, New Brunswick Development Corporation, a not-for-profit urban real estate development company.

Mr. Zoffinger's leadership experience and work with public companies has provided him financial, corporate governance and real estate development expertise and experience with executive compensation issues, which are important to his roles as a member of the NCGC. In addition, he brings to the Board corporate development experience and knowledge gained from his leadership and board positions, including his tenure on the Board.

Other Public Company Directorships:
- None

	Borkowski, Maureen A.	Correll, Donald L.	Downes, Laurence M.	Evans, Robert B.	Howard Jr., M. William	Kenny, Jane M.	O'Connor, Thomas C.	Strange, J. Terry	Taylor, Sharon C.	Trice, David A.	Westhoven, Stephen D.	Zoffinger, George R.
Years Served on the Board	**1**	**10**	**23**	**9**	**13**	**12**	**1**	**15**	**6**	**14**	**<1**	**22**
Utility Experience	•	•	•	•			•	•			•	
Regulatory/Government	•	•	•	•	•	•	•	•	•	•		•
Finance/Accounting/Risk Management		•	•	•	•		•	•		•	•	•
Corporate Governance		•	•		•	•	•	•	•	•	•	
Technology/Cybersecurity	•					•		•				
Energy Services/Commodity Trading	•		•	•		•	•	•		•	•	
Community/Public Relations		•	•		•	•			•			•
Legal										•		
Environmental		•	•			•	•			•		
Renewable Energy			•			•	•				•	
Leadership Development	•	•	•	•	•	•	•		•	•		•
Strategic Planning	•	•	•	•	•	•	•	•	•	•	•	•

Director Nominations and Evaluation Processes

Director Candidate Recommendations and Nominations by Shareowners

The NCGC's charter provides that the NCGC will consider qualified director candidate recommendations by shareowners. Shareowner nominees will be evaluated under the same standards as nominees recommended by management or the non-management members of the Board. Recommendations should be sent to Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719. Under our By-Laws, as amended, the Corporate Secretary must receive any nomination for director on or before November 9, 2019 for consideration at the 2020 Annual Meeting of Shareowners. In addition, in accordance with our By-Laws, as amended, any shareowner entitled to vote for the election of directors may nominate persons for election to the Board if such shareowner complies with the procedures set forth in the By-Laws, as amended, and summarized under "Questions and Answers About the Meeting" under Question 19, "How do I make a shareowner proposal for the 2020 Annual Meeting of Shareowners?" on page 10. The NCGC did not receive any recommendations from any shareowners in connection with the Meeting.

NCGC Process for Identifying and Evaluating Director Candidates

The NCGC identifies and evaluates all director candidates in accordance with the director qualification standards described in the Corporate Governance Guidelines. The NCGC evaluates a candidate's qualifications to serve as a member of the Board based on the background and expertise of individual Board members, as well as the background and expertise of the Board as a whole. Nominees are required to bring the skills, talents, knowledge and expertise to ensure that the composition, structure and operation of the Board serves the best interests of our shareowners. In addition, the NCGC will evaluate a candidate's independence and his or her background and expertise in the context of the Board's needs.

Although the NCGC does not have a separate policy regarding diversity, it will consider, in identifying first-time candidates, nominees for director or evaluating individuals recommended by shareowners, the current composition of the Board in light of the diverse communities and geographies we serve and the interplay of the candidate's or nominee's diverse individual experience, education, skills, background and other qualities and attributes with those of the other Board members. To ensure that the

Board's composition reflects the particular needs of the Board and the Company, the NCGC incorporates this broad view of diversity into its review and evaluation of new candidates and incumbent nominees in its director nomination process. The NCGC and Board monitor its effectiveness through the Board's self-evaluation process.

Sources of Nominees

The nomination of Mr. Westhoven was made in connection with his appointment as President and Chief Operating Officer of NJR and as part of our succession planning process. Upon the recommendation of the NCGC, on September 10, 2018, the Board appointed Mr. Westhoven, effective immediately. The NCGC is authorized to engage professional search firms at the Company's expense to assist with the identification, evaluation and due diligence on potential nominees for Board vacancies.

> As described under "Election of Directors" on page 11, the NCGC and the Board believe that the current composition of the Board reflects a group of highly talented individuals with diverse backgrounds, skills, professional and industry experience and other personal qualities and attributes best suited to perform oversight responsibilities for the Company and its shareowners.

Annual Director Performance Evaluations

As required by our Corporate Governance Guidelines, the Board conducts an evaluation of its performance on an annual basis. The Board has the authority to retain advisors or consultants and to provide for their compensation by the Company, as it shall deem appropriate, to assist in designing and implementing such evaluation. Annually, all Board members participate in a self-assessment that is administered by the NCGC. The self-assessment focuses on the following areas: board structure and leadership, logistics, conduct of the meeting, discharge of board responsibilities, and Board culture and ethics. The Board members are also asked to identify ways to improve the effectiveness of the Board. During fiscal year 2018, the NCGC Chair interviewed each Board member to solicit their views on the Board's performance. The results of the interviews were shared with the NCGC and discussed with the Board. Feedback from the leadership team was also provided to the Board informally at the Board's request. Each of the Audit Committee, NCGC and the LDCC also conduct a self-evaluation administered by their committee chair on an annual basis.

Corporate Governance and Related Matters

Our business and affairs are managed under the direction of the Board in accordance with the New Jersey Business Corporation Act and our Restated Certificate of Incorporation and By-Laws, as amended. Members of the Board are kept informed of our business through discussions with the Chairman and Chief Executive Officer and our President and Chief Operating Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees. The corporate governance practices we follow are summarized below.

Board Meetings and Attendance at Annual Meeting of Shareowners

During fiscal year 2018, there were seven meetings of the Board. Each director attended more than 75 percent of the combined meetings of the Board and the committees on which she or he served during the fiscal year. We encourage all directors to attend our annual shareowners' meetings. All of the directors serving at the time of the 2018 Annual Meeting of Shareowners held in January 2018 attended the annual meeting.

Board Standards of Independence

The Board sets our independence standards ("Company Independence Guidelines") in our Corporate Governance Guidelines. The director independence standards, as set forth in the Company Independence Guidelines, provide that a majority of the Board must be independent under the independence standards established by the Corporate Governance Guidelines, the NYSE and the SEC as in effect from time to time. For a Board member or candidate for election to the Board to qualify as independent, the Board must determine that the person and his or her immediate family members do not have a material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) or any of our affiliates. Under the categorical standards adopted by the Board, a member of the Board is not independent if:

● the director is, or has been within the last three years, our employee, or an immediate family member is, or has been within the last three years, an executive officer of the Company

● the director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from us, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service)

● (I) the director is a current partner or employee of a firm that is our internal or external auditor; (II) the director has an immediate family member who is a current partner of such a firm; (III) the director has an immediate family member who is a current employee of such a firm and personally works on our audit;

or (IV) the director or an immediate family member was, within the last three years, a partner or employee of such a firm and personally worked on our audit within that time

● the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of our present executive officers at the same time serves or served on that company's compensation committee

● the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent, of such other company's consolidated gross revenues

The Board will also consider a director's charitable relationships. Contributions to tax-exempt organizations are not considered payments for purposes of the test in the final bullet point above, provided that we are required to disclose in our annual proxy statement any such contributions made by us to any tax-exempt organization in which any independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year from us to the organization exceeded the greater of $1 million, or two percent, of such tax-exempt organization's consolidated gross revenues.

For purposes of the above independence standards, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers-and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than domestic

employees) who shares such person's home. When applying the look-back provisions set forth above, the Board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

A Board member may sit on the board of any of our affiliates if, except for being a director on each such board of directors, the member otherwise meets the independence requirements for each such entity, including the receipt of only ordinary-course compensation for serving as a member of the board of directors. Each member of the Board must submit a letter of resignation to the Chairman of the Board when the member changes his or her principal occupation or employment, or leaves or retires from the business with which such occupation or employment was carried out. The letter will be submitted to the NCGC who will make a recommendation to the Board regarding such director's continued service on the Board. The Board will then determine whether to accept such resignation.

With the exceptions of Mr. Downes, the Chairman of the Board and Chief Executive Officer, and Mr. Westhoven, the President and Chief Operating Officer, the Board has affirmatively determined that each member of the Board is independent in accordance with the above standards. Additionally, we made no contributions during fiscal year 2018 to any charitable organization in which an independent director serves as an executive officer in any single fiscal year within the preceding three fiscal years in an amount in excess of the greater of $1 million, or two percent, of the charitable organization's consolidated gross revenues.

The Company Independence Guidelines are described in the Corporate Governance Guidelines and are available free of charge on our website at *investor.njresources.com* under the caption "Corporate Governance." A printed copy is available free of charge to any shareowner who requests it by contacting the Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

Certain Relationships and Related Person Transactions

Our Board has adopted a written related person transaction policy that governs the review, approval or ratification of covered related person transactions. Our Audit Committee manages this policy. The policy generally provides that we may enter into a related person transaction only if:

- the Audit Committee approves or ratifies such transaction in accordance with the guidelines set forth in the policy,
- the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party,
- the transaction is approved by the disinterested members of the Board, or
- the transaction involves compensation approved by the LDCC.

In the event our management recommends a related person transaction to the Audit Committee, that transaction must be presented to the Audit Committee for approval. After review, the Audit Committee will approve or disapprove such transaction. Our management will update the Audit Committee as to any material change to the proposed related person transaction at each subsequently scheduled Audit Committee meeting. When our General Counsel, in consultation with our Chief Executive Officer or our Chief Financial Officer, determines that it is not practicable or desirable for us to wait until the Audit Committee meeting, the Chairman of the Audit Committee possesses delegated authority to act on behalf of the Audit Committee. The Audit Committee or the Chairman approves only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our shareowners, as the Audit Committee or the Chairman determines in good faith.

For purposes of this policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (or any

of our subsidiaries) were, are or will be a participant, and the amount involved exceeds $120,000 and in which any related person had, has or will have a direct or indirect material interest. For purposes of determining whether a transaction is a related person transaction, the Audit Committee relies upon Item 404 of Regulation S-K, promulgated under the Exchange Act.

A "related person" is defined as:

- Any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become one of our directors
- Any person who is known to be the beneficial owner of more than five percent of any class of our voting securities
- Any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner
- Any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a five percent or greater beneficial ownership interest

There have been no related person transactions or proposed transactions since the beginning of fiscal year 2018 between the Company and our directors or executive officers, either directly or indirectly. Additionally, there are no legal proceedings to which any director, officer, principal shareowner or any affiliate thereof, is a party that would be material and adverse to us.

Board Refreshment and Succession Planning

The Board recognizes the importance of Board refreshment and succession planning to ensure that our directors possess a composite set of skills, experience and qualifications necessary for the Board to successfully establish and oversee management's execution of the Company's strategic priorities (see "Election of Directors" and "Summary of Director Qualifications and Experience" above for a discussion of the key qualifications considered by the NCGC in evaluating candidates). In order to promote thoughtful Board refreshment, the Board adopted a director retirement policy, as discussed below.

> In accordance with the director retirement policy, we expect one incumbent non-employee director to retire from the Board at our 2020 Annual Meeting of Shareowners. As our longest-tenured directors retire from the Board, we will continue our director recruitment efforts to help ensure that the size and expertise of the Board will be maintained at the level the Board believes appropriate for our Company. For example, in 2017, following the death of an incumbent director and to begin to address approaching retirements of other incumbent directors, the Board appointed two new directors: Ms. Borkowski and Mr. O'Connor. The Board also appointed Mr. Westhoven in September 2018.

Director Retirement Policy

The Company's Corporate Governance Guidelines provide that no director may serve beyond the date of the first annual meeting of shareowners following her or his 75th birthday. Only under extraordinary circumstances, as determined by the Board, may a retired director remain on the Board as a director emeritus.

Board Leadership Structure and Role in Risk Oversight

Board Leadership Structure

As provided in the Corporate Governance Guidelines, the Board does not have a policy on whether the roles of the Chief Executive Officer and Chairman of the Board should be separate or, if they are to be separate, whether the Chairman should be selected from the non-employee directors or be an employee. We currently operate with one individual, Mr. Downes, serving as Chairman of the Board and Chief Executive Officer. The Board elected Mr. Downes as President and Chief Executive Officer in July 1995 and Chairman of the Board in September 1996. Mr. Downes served as President from 1995 to September 2018 until he was succeeded in that role by Mr. Westhoven as part of the succession planning process. Prior to his election as our President and Chief Executive Officer, Mr. Downes served as our Senior Vice President and Chief Financial Officer. The Board believes that because Mr. Downes has unique and extensive experience and understanding of our business, as well as more than 22 years of experience serving on our Board, he is well situated to lead and execute strategic and business plans to maximize shareowner value.

> The Board believes that combining the Chairman of the Board and Chief Executive Officer positions is the appropriate corporate governance structure for us at this time because it most effectively utilizes Mr. Downes' extensive experience and knowledge regarding the Company, by allowing him to lead Board discussions regarding our business and strategy and providing us with unified leadership.

To ensure that the independent directors play a leading role in our current leadership structure, the Board established the position of Lead Director in the Corporate Governance Guidelines in 2003. Mr. Correll currently serves as our Lead Director. In addition, we maintain a significant majority of independent directors (Messrs. Downes and Westhoven, who are executive officers, are the only non-independent directors) and independent Board committees. The Lead Director is in frequent contact with the Chairman of the Board and Chief Executive Officer and the President and Chief Operating Officer and is regularly consulted on all material matters. The Lead Director is elected by the independent directors and ensures that the Board operates independently of management and directors and that shareowners have an independent leadership contact.

The Lead Director, who must satisfy our independence standards, has the following specific roles and responsibilities:

- Ensures that the Board and its committees function independently of our management
- Chairs Board meetings when the Chairman is not present or when there is a potential conflict
- Confers with the Chairman to develop the agenda for the Board meetings and schedules for the Board and committee meetings
- Provides advice and counsel to the Chairman on Board meeting schedules to ensure there is sufficient time for all agenda items
- Calls meetings and sets agendas for executive sessions of the independent directors
- Evaluates and oversees, with the Chairman, the quality, quantity and timeliness of the information submitted by management to the independent directors
- Acts as a liaison between the independent directors and the Chairman and senior management
- Confers with the NCGC Chair and the Chairman as to the membership of the various committees and committee chairs
- Coordinates with the NCGC Chair and the Chairman in the performance evaluation of the Board and its committees
- Coordinates with the NCGC in the performance evaluation of the Chairman
- Is available for consultation and direct communication, under appropriate circumstances, if requested by major shareowners
- Retains advisors and consultants at the request of the independent directors
- Performs such other duties and responsibilities as may be delegated to the Lead Director by the Board from time to time

The Board also has four standing Committees: the Audit Committee, the LDCC, the NCGC and the Executive Committee. Each Committee has a separate chairperson and each committee, other than the Executive Committee, is composed solely of independent directors.

Given our current circumstances and operating strategies, we believe having a combined Chairman of the Board and Chief Executive Officer, as well as having a Lead Director and independent standing Board committees, is the most appropriate structure for our shareowners and us. We believe this structure demonstrates clear leadership to our employees, shareowners and other interested parties and eliminates potential for redundancies and confusion. The Lead Director supports the role of the independent directors by providing leadership to the independent directors and working closely with the Chairman of the Board and Chief Executive Officer and President and Chief Operating Officer.

As part of the Board's annual assessment process, the Board evaluates our board leadership structure to ensure that it remains appropriate. The Board recognizes that there may be circumstances in the future that would lead it to separate the roles of Chief Executive Officer and Chairman of the Board, but believes that the absence of a policy requiring either the separation or combination of the roles of Chairman and Chief Executive Officer provides the Board with the flexibility to determine the best leadership structure.

Board Review of Committee and Subsidiary Board Roles and Structure

In July 2018, management and the Board conducted a review of the meeting practices of the committees of the Board and NJR's subsidiary boards of directors. Such review resulted in changes implemented to improve meeting agendas and committee planners. Specifically, among other things, the Board decided to delegate oversight of environmental and sustainability (ESG) issues to the NCGC. In addition, the Board decided to enhance oversight of cybersecurity at the Audit Committee and to receive regular technology updates at the Board level.

Board's Role in Risk Oversight

The Board is responsible for our risk oversight. Management is responsible for our risk management, including providing oversight and monitoring to ensure our policies are carried out and processes are executed in accordance with our performance goals and risk tolerance. Our management team holds regular meetings that identify, discuss and assess financial risk from current macro-economic, industry and company perspectives. In carrying out its risk oversight function, the Board's four standing committees are responsible for risk oversight within their respective areas of responsibility and each committee regularly reports to the Board. Each of the committee's charters, other than the Executive Committee charter, reflects such responsibilities. Generally, the Board's committees and subsidiary boards of directors oversee the risks as detailed below.

Audit Committee: Responsible for discussing with management our major financial and cybersecurity risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies. In September 2018, the Board also decided to enhance oversight of cybersecurity at the Audit Committee level and also to receive regular technology updates at the Board level. As part of its regular reporting process, management reports and reviews with the Audit Committee our material risks, including, but not limited to, proposed risk factors and other public disclosures, mitigation strategies and our internal controls over financial reporting. In 2018, the Audit Committee continued to focus on cybersecurity risks, receiving regular reports from management on the topic. The Audit Committee also engages in periodic discussions with the Chief Financial Officer and other members of management regarding risks as appropriate. Our internal Risk Management Committee ("RMC") was established by the Audit Committee to develop, implement and enforce risk management procedures for NJRES, NJNG and NJRCEV, and continuously monitors our credit risk management, risks related to trading positions, and

trading risk policies and procedures applicable to those entities. The RMC comprises individuals from our affiliated companies that meet approximately once a month and provides periodic reports to the Audit Committee. The RMC's duties include, but are not limited to, evaluating the effectiveness of existing credit policies and procedures, reviewing material transactions and discussing emerging issues.

LDCC: Considers succession planning, human resources risks and risks that may result from our executive compensation programs.

NCGC: Considers risks related to corporate governance structure, policies and practices as well as risks related to environmental stewardship, sustainability and corporate social responsibility.

Each committee regularly reports to the Board. Moreover, the Board reviews and oversees our various financial policies, financing programs, capital and operating plans, benefit plan management, technology projects and certain risk management policies.

Subsidiary Boards: Our several subsidiary boards of directors, which are composed largely of non-management directors, enhance our operational risk oversight. The board of directors of NJNG provides operational and financial risk oversight to that subsidiary, while the boards of directors of NJRES, NJR Energy Investments Corporation and NJRCEV jointly meet periodically and discuss the operational and financial risks of those subsidiaries.

> We believe the current leadership structure of the Board supports the risk oversight functions described above by providing independent leadership at the committee and subsidiary board level, with ultimate oversight by the full Board as led by the Chairman of the Board and Chief Executive Officer and the Lead Director.

Information About the Board's Committees

The Board has established various committees to assist with the performance of its responsibilities. The information below provides a description of the roles of each committee, as well as membership and meeting information for fiscal year 2018.

Audit Committee

Members: J. Terry Strange (Chair), Donald L. Correll, Robert B. Evans, Thomas C. O'Connor, George R. Zoffinger

Meetings held: 10

Independence: All members are independent within the meaning of the listing standards of the NYSE and the independence standards set by the Board as discussed under "Corporate Governance and Related Matters — Board Standards of Independence" on page 21, and as set forth in Rule 10A-3(b) of the Exchange Act.

Qualifications: All members are "financially literate" and, as required by the NYSE listing standards, at least one member of the Audit Committee has accounting or related financial management expertise, as such terms are interpreted by the Board in its business judgment. The Board has also determined that each of the members of the Audit Committee is an "audit committee financial expert," as such term is defined in the rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002.

Under the corporate governance requirements of the NYSE listing standards, if an audit committee member simultaneously serves on the audit committee of more than three public companies, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee. The Board has determined that the service of Mr. Strange on the audit committee of more than three public companies does not impair his ability to serve effectively as a member of our Audit Committee.

Responsibilities:

- Oversees management's responsibilities for accounting, internal control over financial reporting and financial reporting
- Selects, appoints, compensates and oversees the independent registered public accounting firm to serve as our independent registered public accounting firm for each fiscal year, approves the retention of, and retains, such firm for any other purposes and approves the audit and non-audit fees we pay to such firm
- Reviews the scope and the results of the work of the independent registered public accounting firm and internal auditors
- Reviews the adequacy of internal control over financial reporting
- Monitors major financial risk and cybersecurity risk exposures
- Prepares the Audit Committee Report

The functions and responsibilities of the Audit Committee are described in more detail in the "Audit Committee Report" on page 79.

The Audit Committee operates under a written charter adopted by the Board that is available free of charge on our website at *investor.njresources.com* under the caption "Corporate Governance." A printed copy is available free of charge to any shareowner who requests it by contacting the Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

Leadership Development and Compensation Committee (LDCC)

Members: Sharon C. Taylor (Chair), Donald L. Correll, M. William Howard, Jane M. Kenny, David A. Trice

Meetings held: Five

Independence: The Board has determined that the members are "non-employee directors" (within the meaning of Rule 16b-3 of the Exchange Act), "outside directors" (within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, referred to herein as the "Internal Revenue Code") and "independent directors" (as defined under the applicable NYSE listing standards and our Corporate Governance Guidelines as discussed above under "Corporate Governance and Related Matters — Board Standards of Independence" on page 21). In addition, no LDCC member is a current or former employee of the Company or any of our subsidiaries.

Responsibilities:

- Performs the responsibilities of the Board relating to compensation of our executives
- Oversees the performance and qualifications of senior management and interprets, implements and administers the annual compensation and benefits of all of the Company's and our subsidiaries' elected officers
- Reviews and approves financial corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers
- Evaluates the performance of our Chief Executive Officer and our other executive officers in light of those goals and objectives
- Determines and approves compensation levels for our Chief Executive Officer and our other executive officers based on this evaluation
- Makes recommendations to the Board with respect to annual and long-term incentive compensation plans; and evaluates the performance of, and determines the salaries, incentive compensation and executive benefits for senior management
- Administers our equity-based and other executive compensation plans
- Oversees our leadership development, including review of our succession planning for senior management, officer promotions and affirmative action and diversity plans
- Considers the impact of our executive compensation program, and the incentives created by the compensation awards that the LDCC administers, on our risk profile
- Reviews all our compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to us
- Prepares the Report of the LDCC on page 60

The LDCC operates under a written charter adopted by the Board that is available free of charge on our website at *investor.njresources.com* under the caption "Corporate Governance." A printed copy is available free of charge to any shareowner who requests it by contacting the Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

The Chairman of the LDCC works with our Chief Executive Officer, Senior Vice President and Chief Human Resources Officer and our Legal Department to establish the agenda for LDCC meetings. The Senior Vice President and Chief Human Resources Officer and management personnel reporting to her prepare data and materials for review by the LDCC using market data from both broad-based and targeted national and regional compensation surveys. Competitive industry analysis is enhanced through review by the LDCC's outside independent compensation consultant of peer company proxy data, professional research consortia and nationally recognized compensation databases.

The LDCC reviews the performance and compensation of our Chief Executive Officer with input from both the full Board (in the form of written evaluations), and our Chief Executive Officer's self-evaluation. The LDCC approves the compensation of the other executive officers based upon the evaluation and recommendation of our Chief Executive Officer and its own review of each executive officer's individual performance highlights. When it deems appropriate, the LDCC engages its independent compensation consultant or other appropriate advisors to analyze compensation trends and competitiveness of pay packages and to support the LDCC's duty to establish each of the executive officer's targeted overall compensation levels.

Our Board remains focused on its responsibilities in the areas of succession planning and talent development to ensure strong internal leadership capabilities that will support NJR's strategic plan. Each year, the Chief Executive Officer provides a review of the performance and long-term leadership potential of our team, including possible succession candidates for key leadership positions. The Board receives updates throughout the year. The Board engages outside resources as needed to assist with the process. The Board also has in place a confidential plan for emergency succession in the event of the unexpected departure of the Chief Executive Officer.

The LDCC reports regularly to the Board on matters relating to the LDCC's responsibilities. In addition, the LDCC follows regulatory and legislative developments and considers corporate governance best practices in performing its duties. For additional information regarding the compensation-related activities of the LDCC, see the sections entitled "Compensation Discussion and Analysis" on page 36 and "Report of the Leadership Development and Compensation Committee" on page 60 of this Proxy Statement, respectively.

The LDCC is authorized to retain experts, consultants and other advisors to aid in the discharge of its duties. For fiscal year 2018, the LDCC retained Frederic W. Cook & Co. Inc. ("FW Cook")

as its independent compensation consultant. The independent compensation consultant was retained to (I) assist in gathering and analyzing market data, (II) advise the LDCC on compensation standards and trends, (III) provide an annual risk assessment of our compensation policies and (IV) assist in the implementation of policies and programs during fiscal year 2018. In retaining FW Cook, the LDCC separately considered the six factors set forth in Section 10C-1(b)(4) (i) through (vi) of the Exchange Act, and based on such consideration, determined that the work of FW Cook did not raise any conflicts of interest. For a further discussion of the role of FW Cook, please see the section entitled "The Compensation Review Process – Role of Compensation Consultant" on page 41.

Nominating/Corporate Governance Committee (NCGC)

Members: Jane M. Kenny (Chair), Maureen A. Borkowski, Sharon C. Taylor, David A. Trice, George R. Zoffinger

Meetings held: Five

Independence: All members are "independent" within the meaning of the listing standards of the NYSE and the independence standards set by the Board as discussed under "Corporate Governance and Related Matters — Board Standards of Independence" on page 21.

Responsibilities:

- Assesses the corporate needs for an effective Board
- Makes recommendations to the Board regarding Board composition, size, compensation, skills and talent needs
- Identifies individuals qualified to be directors, consistent with the criteria approved by the Board and set forth in the Corporate Governance Guidelines (for information on the nomination process see "Director Nominations and Evaluations Processes" on page 20)
- Leads the annual self-evaluation performance review of the Board
- Recommends to the Board the selection of nominees for election to the Board
- Recommends to the Board the individual directors to serve on the committees of the Board
- Recommends to the Board corporate governance guidelines and oversees related governance matters
- Advises the Board on environmental stewardship, sustainability and matters that impact corporate social responsibility, advocacy and our reputation
- Fulfills its oversight responsibility for risk management by periodically assessing and responding to, as appropriate, material risks that may arise in connection with governance structures and processes

For information on how to nominate a director see "Director Nominations and Evaluations Processes" on page 20.

The NCGC operates under a written charter that is available free of charge on our website at *investor.njresources.com* under the caption "Corporate Governance." A printed copy is available free of charge to any shareowner who requests it by contacting the Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719

Executive Committee

Members: Donald L. Correll (Chair), Maureen A. Borkowski, Laurence M. Downes, Robert B. Evans, M. William Howard, Jane M. Kenny, J. Terry Strange, Sharon C. Taylor

Meetings held: None

Independence: With the exception of Mr. Downes, all members are independent within the meaning of the listing standards of the NYSE and the independence standards set by the Board as discussed under "Corporate Governance and Related Matters — Board Standards of Independence" on page 21.

Responsibilities: During the interval between meetings of the Board, the Executive Committee is authorized under our By-Laws, as amended, to exercise all powers of the Board, unless specifically directed otherwise by the Board or otherwise proscribed by law.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that set forth the practices of the Board, including the following:

- qualification, selection and election of directors
- director orientation and continuing education
- director responsibilities
- Board composition and performance
- director access to management and independent advisors
- director compensation and share ownership guidelines
- management evaluation and succession

- policies regarding the Lead Director
- meetings of the non-management directors
- the policy on communicating with the non-management directors

A copy of our Corporate Governance Guidelines is available free of charge on our website at *investor.njresources.com* under the caption "Corporate Governance." A printed copy is available free of charge to any shareowner who requests it by contacting the Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

Compensation Committee Interlocks and Insider Participation

No member of the LDCC was at any time an officer or employee of the Company, or is related to any other member of the LDCC, any other member of the Board or any executive officer of the Company.

Code of Business Conduct and Ethics

The Board has adopted the Code of Conduct, a code for all directors, officers and employees, as required by the NYSE rules, which also satisfies the requirements of Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder by the SEC with respect to our principal executive officer and senior financial officers. The Board has also adopted a Wholesale Trading Code of Conduct, a code applicable to all officers and any employees and agents directly or indirectly involved in the submission of offers or bids to buy or sell natural gas or pipeline or storage capacity (together with the Code of Conduct, the "Codes"). The Codes form the foundation of a comprehensive process that includes compliance with all corporate policies and procedures, an open relationship among colleagues that contributes to good

business conduct and the high integrity level of our employees. The Codes cover all areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business. Copies of the Codes are available free of charge on our website at *investor.njresources.com* under the caption "Corporate Governance." A printed copy is available free of charge to any shareowner who requests it by contacting the Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

Communications with the Board

Any shareowner or interested party wishing to communicate with the Lead Director, the non-management directors, any Board committee or specified individual director on an anonymous basis may do so by calling Ethicspoint, Inc., an unaffiliated toll-free hotline service, at 1-866-384-4277 or by submitting a report via its secure web site at *www.ethicspoint.com*. Ethicspoint, Inc. will then notify the Lead Director or another designated representative of the non-management directors. In addition, any shareowner may communicate in writing to non-management directors by mailing communications to them c/o New Jersey

Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719, Attention: Lead Director. The Lead Director and his duly authorized agents are responsible for collecting and organizing shareowner communications with the Board.

Each credible complaint that is received will be reviewed and investigated by one or more of the General Counsel and Chief Compliance Officer, the Chair of the Audit Committee and/or the Lead Director, or such other person that the Lead Director determines to be appropriate, unless a separate sub-committee of the Board is created to handle the investigation.

Director Compensation

The Board, at the recommendation of the NCGC, sets compensation for directors who are not employees of either the Company or our subsidiaries. The NCGC reviews the form and amount of compensation of non-employee directors at least once a year to ensure that the directors are being compensated appropriately. In November 2017, the NCGC considered a competitive review of director compensation among the Company's peer group companies that was prepared by FW Cook, an independent compensation consultant. See "The Compensation Review Process—Fiscal Year 2018 Peer Group" on page 42 for more information. Based on FW Cook's review,

which advised the Board on changes to director compensation in the context of market data, as well as trends and recent developments, the NCGC recommended and the Board approved effective January 1, 2018, an increase to the annual equity retainer, increasing the value of the annual equity retainer from $100,000 to $105,000 (the number of shares to be based upon the closing price of a share of the Company's common stock on the date of the grant).

Compensation for directors who were not officers of the Company or our subsidiaries is detailed in the below table.

Director Annual Cash Retainer	$68,000
Lead Director Additional Cash Retainer	$20,000
Annual Stock Retainer	Shares of Common Stock worth $105,000 (the number of shares based upon the closing price of a share of Common Stock on the date of the grant)
Annual Retainer- Committee Members Audit Committee LDCC NCGC	 $12,000 $ 6,000 $ 6,000
Additional Annual Retainer for Committee Chairs: Audit, Executive Committee, LDCC, NCGC	 $15,000
Subsidiary Board Retainer* Member** Additional Annual Retainer- Lead Director***	 $ 9,000 $15,000

*   Subsidiary Boards include the Boards of Directors for NJNG, NJRES, NJRCEV and NJR Energy Investments Corporation.

** Subsidiary Board member annual retainers and any additional meeting fees are based upon each member only being compensated for one meeting when joint Boards of Directors meetings occur.

*** Lead Directors of more than one subsidiary Board will only be paid a single annual retainer fee of $15,000 for service as Lead Director on those Boards.

In the event of extraordinary circumstances resulting in an excessive number of Board or Committee meetings beyond the typical number of meetings of a Board or Committee in a given year, the Board retains discretion to pay an additional per meeting fee of $1,500 to each attending non-employee director that is a member of such Board or Committee.

> Pursuant to our 2017 Stock Award and Incentive Plan, each non-employee director's annual cash and equity compensation is limited to no more than $500,000 per fiscal year.

Directors' Deferred Compensation Plan

Non-employee directors of the Company are eligible to defer up to 100 percent of their Board compensation under the NJR Directors' Deferred Compensation Plan (the "Directors' Deferred Compensation Plan"). This includes the deferral of the payment of annual Board and committee retainers, Board meeting fees and committee meeting fees. At the director's election, deferred amounts are credited to either an "interest account" or a "stock account."

If deferred amounts are credited to a stock account, such account is credited with a number of shares based on the closing price of our Common Stock on the date we allocate such fees (no later

than 90 days after the deferred fees would have been paid) and such account is credited with additional shares based on the deemed reinvestment of dividends. An interest account is credited monthly with interest at a rate equal to the Prime Rate listed in the *Wall Street Journal* plus two percent based on the average daily balance credited to the account for that month. The rate is adjusted on a monthly basis. At the election of the participating director, deferred balances in the stock and/or interest accounts are payable after termination of Board service in a lump sum or in installments over a period not to exceed five years after termination of Board service.

The following table presents information relating to total compensation of our non-employee directors for the fiscal year ended September 30, 2018.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
Maureen A. Borkowski	98,000	105,000	5,791	65	208,856
Lawrence R. Codey[5]	8,554	6,909	—	5,065	20,528
Donald L. Correll	127,795	105,000	—	65	232,860
Robert B. Evans	104,000	105,000	—	65	209,065
M. William Howard, Jr.	98,000	105,000	—	65	203,065
Jane M. Kenny	104,000	105,000	—	765	209,765
Thomas C. O'Connor	80,000	105,000	—	65	185,065
J. Terry Strange	104,000	105,000	—	65	209,065
Sharon C. Taylor	104,000	105,000	17,791	65	226,856
David A. Trice	89,000	105,000	—	65	194,065
George R. Zoffinger	95,000	105,000	16,813	5,065	221,878

(1) *This column reports the amount of cash compensation earned in fiscal year 2018 for Board (including Subsidiary Boards) and committee service. For fiscal year 2018, each non-employee director received an annual cash retainer of $68,000, other than Mr. Codey who was paid as discussed in footnote (5) to this table.*

(2) *These amounts are calculated in accordance with the share-based compensation provisions of Financial Accounting Standards Board (FASB) ASC Topic 718. Each director, other than Mr. Codey (who was retiring at the 2018 annual meeting), serving on January 1, 2018, received an annual stock retainer of 2,635 shares of Common Stock valued at $105,000 based on the grant date closing price of $39.85 on January 2, 2018. Mr. Codey received a pro-rated retainer based upon the number of days serving on the Board during calendar year 2018.*

(3) *Amounts in this column show the amount contributed by us in fiscal year 2018, as we provide a return on directors' deferred compensation at the federal prime rate plus two percent as part of our Directors' Deferred Compensation Plan.*

(4) *Amounts in this column for all non-employee directors do not represent compensation paid to the non-employee directors. These amounts comprise our matching contributions of the non-employee directors to eligible organizations made in fiscal year 2018 as part of our overall support of charitable organizations under our Matching Gift Program and premiums we paid in fiscal year 2018 for a Directors and Officers Travel Insurance Policy in the amount of approximately $65 per director.*

(5) *Mr. Codey retired from the Board on January 24, 2018, and was paid pro-rated fees for his service from January 1, 2018 to his retirement date.*

Non-Employee Director Share Ownership Guidelines

All non-employee directors are required to own shares of our Common Stock with a market value equal to five times the annual cash retainer, to foster a mutual interest between Board members and shareowners of the Company. We expect non-employee Board members to retain at least 50 percent of the Common Stock received from the Company as part of their annual stock retainer until the share ownership requirements are met. These requirements are designed to ensure that non-employee directors acquire and retain a meaningful and significant ownership interest in the Company during their tenure on the Board. All of our non-employee directors are in compliance with these guidelines.

None of the non-employee directors hold stock options. The aggregate number of shares of Common Stock held by each non-employee director (including deferred stock) as of September 30, 2018, was as follows:

Directors	Shares of Common Stock
Maureen A. Borkowski	3,390
Donald L. Correll	32,457
Robert B. Evans	31,348
M. William Howard, Jr.	31,116
Jane M. Kenny	27,599
Thomas C. O'Connor	6,608
J. Terry Strange	67,829
Sharon C. Taylor	29,468
David A. Trice	70,285
George R. Zoffinger	93,969

Stock Ownership

Principal Shareowners

The following table sets forth, as of November 27, 2018, certain information with respect to the beneficial ownership of shares of Common Stock by each person or group we know to beneficially own more than five percent of the outstanding shares of such stock.

Name and Address of Beneficial Owners	Number of Shares	Percent of Class[1]
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	11,662,272[2]	13.2%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	8,594,410[3]	9.7%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	5,973,051[4]	6.7%

(1)   The percentage shown in the table is based on 88,588,988 shares of Common Stock outstanding on November 27, 2018.

(2)   As reported on an Amendment No. 8 to Schedule 13G filed with the SEC on January 23, 2018. BlackRock, Inc. ("BlackRock") held sole voting power over 11,459,564 shares of Common Stock and sole dispositive power over 11,662,272 shares of Common Stock. The number of shares of Common Stock owned by BlackRock may have changed since the filing of Amendment No. 8 to Schedule 13G.

(3)   As reported on an Amendment No. 10 to Schedule 13G filed with the SEC on February 12, 2018. Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 89,878 shares of Common Stock as a result of serving as investment manager of collective trust accounts. VFTC directs the voting of these shares of Common Stock. Amendment No. 10 to Schedule 13G also indicates that Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 17,664 shares of Common Stock as a result of serving as investment manager of Australian investment offerings. VIA directs the voting of these shares. The Vanguard Group, Inc. reported that it held sole voting power over 97,181 shares of Common Stock, sole dispositive power over 8,594,410 shares of Common Stock and shared dispositive power over 100,239 shares of Common Stock. The number of shares of Common Stock held by The Vanguard Group, Inc. may have changed since the filing of Amendment No. 10 to Schedule 13G.

(4)   As reported on Schedule 13G filed with the SEC on February 14, 2018. State Street Corporation ("State Street") reported that it held sole voting power over 0 shares of Common Stock and sole dispositive power over 0 shares of Common Stock. The number of shares of Common Stock owned by State Street may have changed since the filing of the Schedule 13G.

Directors and Executive Officers

The following table sets forth, as of November 27, 2018, the beneficial ownership of our Common Stock of each of the directors, each of our executive officers listed in the Summary Compensation Table below and all of our directors and executive officers as a group. Except as otherwise noted, each person has sole voting and investment power as to his or her shares (or shares such powers with his or her spouse). The beneficial ownership of each director and executive officer is less than one percent of the outstanding shares. The shares owned by all such persons as a group constitute approximately 1.3 percent of the total shares of Common Stock outstanding.

Name	Amount and Nature of Beneficial Ownership[1][2]
Maureen A. Borkowski	3,411
Donald L. Correll	32,578
Laurence M. Downes	426,638[3]
Robert B. Evans	31,349
M. William Howard, Jr.	31,212
Jane M. Kenny	27,726
Patrick J. Migliaccio	18,485
Amanda E. Mullan	10,114
Thomas C. O'Connor	6,106
J. Terry Strange	67,909
Sharon C. Taylor	29,617
David A. Trice	65,570
Nancy A. Washington	516
Stephen D. Westhoven	128,384
George R. Zoffinger	94,559
All Directors and Executive Officers as a Group (17 Persons)	1,177,750[4]

(1) Each individual has furnished information as to the amount and nature of beneficial ownership not within our knowledge.

(2) Includes deferred shares of Common Stock held by the directors and executive officers pursuant to the Directors' Deferred Compensation Plan or the Officers' Deferred Compensation Plan over which they have sole voting power but no investment power, as follows: Ms. Borkowski— 3,411 shares, Mr. Correll— 19,020 shares, Mr. Howard— 15,153 shares, Ms. Kenny— 11,523 shares, Mr. O'Connor— 6,106 shares, Mr. Strange— 12,551 shares, Ms. Taylor— 23,513 shares, Mr. Trice— 21,985 shares, Mr. Zoffinger— 91,650 shares and all directors and executive officers as a group— 276,148 shares.

(3) Includes (i) 3,747 shares of Common Stock held by Mr. Downes as custodian for the benefit of a relative and (ii) 967 shares issuable upon vesting of performance-based restricted stock units that will become vested and settled within 60 days of November 27, 2018.

(4) Includes (i) 3,747 shares of Common Stock indirectly owned by certain of the directors and executive officers and (ii) 276,148 deferred shares of Common Stock held by certain of the directors and executive officers pursuant to the Directors' Deferred Compensation Plan or the Officers' Deferred Compensation Plan over which they have sole voting power but no investment power.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10 percent of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Executive officers, directors and greater than 10 percent shareowners are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of these reports furnished to us, we believe that all filing requirements applicable to such officers and directors and greater than 10 percent shareowners were complied with during fiscal year 2018.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information, as of September 30, 2018, with respect to equity compensation plans under which shares of Common Stock are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Shareowners	829,693	—	2,643,369
Equity Compensation Plans Not Approved by Shareowners[3]	—	—	—
TOTAL	**829,693**	**—**	**2,643,369**

(1) There are no outstanding warrants or rights. This amount includes restricted stock units, deferred stock units and performance share units that may vest based upon certain conditions and would be paid in the form of shares of Common Stock on a one-to-one basis upon vesting. This amount does not include outstanding shares of restricted stock. Assumes vesting at the maximum payout level for performance-based awards.

(2) There is no weighted-average exercise price for this column as none of the outstanding awards have an exercise price.

(3) We do not have equity compensation plans that have not been approved by shareowners.

Compensation Discussion and Analysis

This discussion and analysis of our compensation program for named executive officers should be read in conjunction with the tables and text elsewhere in this Proxy Statement that describe the compensation awarded to, earned by or paid to the named executive officers.

Executive Summary

The purpose of the Compensation Discussion and Analysis is to explain the process the LDCC of the Board uses to determine compensation and benefits for the following individuals, who are our "named executive officers" for the fiscal year ended September 30, 2018, and to provide the rationale and context for those compensation decisions.

Laurence M. Downes	Chairman of the Board and Chief Executive Officer[1]
Stephen D. Westhoven	President and Chief Operating Officer[2]
Patrick J. Migliaccio	Senior Vice President and Chief Financial Officer
Amanda E. Mullan	Senior Vice President and Chief Human Resources Officer
Nancy A. Washington	Senior Vice President and General Counsel

(1) Mr. Downes served as our President until September 30, 2018.
(2) Mr. Westhoven was appointed as our President and Chief Operating Officer, effective October 1, 2018, and previously served as our Executive Vice President and Chief Operating Officer from November 14, 2017 to September 30, 2018.

Compensation of our named executive officers is determined under our compensation and benefits program for senior executives, which is governed by the LDCC. Information with respect to the LDCC can be found on page 27 of this Proxy Statement.

> At our 2018 Annual Meeting of Shareowners, 97.3 percent of the votes cast on the "say-on-pay" proposal were voted in favor of the compensation we pay to our named executive officers.

The LDCC, which is composed exclusively of independent directors, believes that the shareowner vote confirms the philosophy and objective of linking our executive compensation to performance, our commitment to stakeholders, enhancement of our shareowner value and executive leadership. We view this level of shareowner support as an affirmation of our current pay practices and, as a result, no significant changes were made to our executive compensation pay practices for fiscal year 2018 or 2019. Our Board and the LDCC will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the named executive officers.

Our Guiding Philosophy

Our compensation philosophy is guided by the principle of pay-for-performance. While aligning each executive's compensation with our short-term and long-term business goals, we aim to provide the incentives needed to attract, motivate, reward and retain our management talent, which is crucial to our long-term success.

> Our compensation programs are designed to support our business goals by rewarding achievement of short-term and long-term objectives in a manner that links compensation of our executive officers with the value created for our shareowners.

Developments in our Executive Compensation Program for Fiscal Year 2018

During fiscal year 2018, we undertook our annual review of our executive compensation practices to ensure that our plans and practices were supportive of the goals of the organization, competitive with industry practice and in keeping with the best interests of our shareowners. As a result of that review, the LDCC made no significant changes to the executive compensation program for fiscal year 2018, which featured the following:

- An Officer Incentive Program for fiscal year 2018 (the "2018 OIP"), which includes an "Outside Plan" and an "Inside Plan." The Outside Plan requires our executive officers to meet a performance hurdle, which is based on achievement of a Net Financial Earnings (NFE)[1] per basic share goal. If the Outside Plan performance hurdle is achieved then our executive officers are subject to the Inside Plan to earn an annual cash incentive award. The Inside Plan consists of NFE goals, Commitment to Stakeholders (CTS) operational measures and individual leadership goals.

- A long-term equity incentive award program for our executive officers (other than our Chief Executive Officer and Chief Operating Officer) that includes a mix of performance share awards with performance criteria based on cumulative NFE per basic share over a 36-month period ("Fiscal Year 2018 NFE Performance Share Units") and total shareowner return (TSR) versus an industry comparator peer group over a 36-month period ("Fiscal Year 2018 TSR Performance Share Units") and Time-Vested Restricted Stock Unit awards, each granted under our 2017 Stock Award and Incentive Plan (the "2017 Plan").

- A long-term equity incentive award package for our Chief Executive Officer and our Chief Operating Officer, consisting entirely of "at-risk" equity awards, including Fiscal Year 2018 NFE Performance Share Units, Fiscal Year 2018 TSR Performance Share Units and Performance-Based Restricted Stock Units payable in three annual installments with each installment vesting subject to achievement of a NFE per basic share goal for the fiscal year ending September 30, 2018.

- Our long-term equity incentive awards for fiscal year 2018 include non-competition and non-solicitation covenants designed to protect us from paying out awards to departed executives who engage in certain activities that could harm the Company.

The long-term equity incentive award program also provides us with the ability under the 2017 Plan to grant deferred retention stock unit awards, which we use from time to time as performance recognition awards that reward outstanding performance while encouraging retention of key executives. Deferred retention stock unit awards were granted in fiscal year 2019 with respect to 2018 performance as described in more detail under "Deferred Retention Stock Unit Awards to NEOs" on page 51.

To implement our pay-for-performance philosophy, the LDCC attempts to set reasonable but rigorous goals for our OIP and performance shares granted to our named executive officers.

Fiscal Year 2018 Performance Highlights

Fiscal 2018 was a very strong year for NJR, with financial performance significantly exceeding our expectations. Our business segments produced NFE of $240.5 million, which exceeded the target set in the 2018 OIP by 51 percent and represented an increase of 61 percent over fiscal year 2017 NFE. Even after removing the one-time benefit resulting from the 2017 Tax Cuts and Jobs Act (the "Tax Act"), our fiscal 2018 NFE exceeded the target set in our 2018 OIP by 14 percent. Our excellent performance was driven primarily by NFE from NJRES, and helps set the foundation for future growth by enhancing our earnings retention, reducing the need for new equity issuances, supporting the execution of sale-leaseback financing for our grid-connected solar assets and providing tax savings.

New Jersey Resources (NJR)

- NJR's NFE per share exceeded NJR's performance goal target by $0.92 per share or 51 percent.

- Total return to shareowners for fiscal year 2018 was 12.3 percent, assuming reinvestment of dividends.

- We increased our annual dividend rate by 7.3 percent, which represented the 25th dividend increase over the past 23 years.

- Through our Volunteers Inspiring Service In Our Neighborhoods (VISION) program, our employees, retirees and their families contributed more than 5,300 hours of volunteer service, assisting more than 2,000 nonprofit and community-based service organizations.

New Jersey Natural Gas (NJNG)

- NJNG exceeded plan with the addition of nearly 9,600 new customers.

- For the 25th consecutive year, NJNG recorded the lowest number of complaints per 1,000 customers with the BPU, when compared to other major New Jersey utilities.

- For the fourth consecutive year, we ranked highest in customer satisfaction with residential natural gas service in the East among large utilities, according to the J.D. Power 2018 Gas Residential Customer Satisfaction Study[SM]. This represents the 13th J.D. Power award we have received since 2002.

(1) NFE is a financial measure not calculated in accordance with generally accepted accounting principles (GAAP) of the United States and is discussed in greater detail on page 45 of this Proxy Statement under "Net Financial Earnings Component." For a full discussion of NFE and a reconciliation to net income, please see our most recent Annual Report on Form 10-K filed on November 20, 2018, Part II, Item 7.

- NJNG continues to have the fewest leaks per mile and best leak response time of any natural gas utility in New Jersey.
- Through NJNG's SAFE II and NJ RISE infrastructure programs, NJNG replaced 60 miles of unprotected steel main in its system; completed the reinforcement of a regulator station in Long Beach Island; and accomplished successful horizontal directional drills under the Barnegat Bay for the installation of secondary feeds into both Mantoloking and Seaside Park. NJNG also installed more than 13,000 excess flow valves. These efforts will strengthen our system, especially in storm prone areas.
- NJNG continues to make progress on its Southern Reliability Link ("SRL") pipeline project and achieved another milestone with the receipt of an easement from the Joint Base McGuire-Dix-Lakehurst. NJNG expects the SRL to be in service in 2019.
- NJNG received approval to extend and significantly expand its programs under THE SAVEGREEN Project®. Since its launch, we have helped over 52,000 customers benefit from energy-efficiency upgrades, and our investment of more than $161 million has generated almost $400 million in economic activity for the state.

NJR Energy Services (NJRES)

- NJRES successfully delivered the second best performance in its history, producing outstanding results and value from its diversified portfolio of strategic assets driven by volatility and favorable pricing spreads in the physical natural gas market throughout the fiscal year.
- With its focus on disciplined risk management, NJRES continues to identify new growth opportunities in the producer services marketplace, providing customized energy services for customers and generating additional non-volatile revenue.

NJR Clean Energy Ventures (NJRCEV)

- NJRCEV added over 900 new residential solar lease customers, along with three commercial solar projects.
- NJRCEV finalized the sale of the Two Dot wind farm.
- NJRCEV's total generating capacity reached 230 megawatts, which is enough clean energy to power more than 21,000 homes annually.

NJR Midstream (Midstream)

- Midstream announced its Adelphia Gateway pipeline project that will convert an existing oil pipeline to natural gas to serve the greater Philadelphia region.
- Midstream's 50-percent ownership stake in Steckman Ridge, a 12 Bcf storage field in Pennsylvania, produced a 12 percent increase in income, year-over-year.
- Midstream continues to make progress with the proposed 118-mile PennEast Pipeline ("PennEast"), designed to bring lower-cost natural gas from the Marcellus Shale region to New Jersey markets.

NJR Home Services (NJRHS)

- NJRHS continued to meet customers' home comfort needs through its product offerings, including service contracts, which totaled approximately 284,000; equipment sales and installations; and residential solar lease and purchase plans.
- Our team installed approximately 1,400 HVAC systems, 2,400 water heaters, 160 residential solar systems and completed over 90,000 service requests.

Our Pay-for-Performance Link

Our outstanding financial and operational performance in fiscal year 2018 resulted in annual short-term incentive award payouts to our named executive officers ranging from 140.5 percent to 145.5 percent of their respective target award amounts under our 2018 OIP. The exceptional results in 2018 were aided in part by the leadership of our named executive officers that positioned NJR to capitalize on market opportunities by maintaining a strong financial profile that could be utilized to generate greater NFE this past year. Our strong operational execution was also reflected by our performance against our 2018 OIP Commitment to Stakeholders targets, which includes activities that are not measured by financial metrics. In addition to the payouts under the 2018 OIP, in recognition of our named executive officers' performance and contributions to our very strong results in fiscal year 2018, the LDCC awarded the named executive officers long-term performance recognition awards of Deferred Retention Stock Units as described in greater detail below.

Key Compensation Corporate Governance Practices

The LDCC and our NCGC continuously review evolving practices in executive compensation and corporate governance. We have adopted certain policies and practices that we believe are consistent with industry best practices.

WHAT WE DO	WHAT WE DO NOT DO
Use an appropriate balance between short-term and long-term compensation.	Enter into employment agreements with any executive officer; therefore, none of our executive officers are entitled to a minimum base salary, guaranteed bonus or guaranteed equity awards.
Use multiple performance metrics under the 2018 OIP to encourage executives to focus on financial and operational goals important to the Company, our shareowners and other stakeholders.	Provide executive officers any excise tax payment or tax gross-up for change of control related payments, or a tax gross-up on any perquisites.
Link realized value from long-term incentives to absolute and relative stock price performance.	Provide excessive perquisites.
Conduct an annual review and assessment of potential and existing risks arising from our compensation programs and policies.	Allow repricing of stock options or buyout of underwater stock options without shareowner approval.
Develop and adhere to meaningful share ownership guidelines for our directors and executive officers.	
Subject performance-based cash and equity compensation paid to our executive officers to our Compensation Recoupment Policy ("Clawback Policy").	
Prohibit hedging and pledging of our stock by our directors, officers and employees.	
Require a "double trigger" for acceleration of equity award grants following a change of control.	
Engage an independent advisor, who performs no other work for the Company, to advise the LDCC on executive compensation matters and the NCGC on director compensation matters.	

Principles of Our Compensation Framework

The LDCC believes that the compensation program for executive officers should reward the achievement of our short-term and long-term objectives and that compensation should be related to the value created for our shareowners. Furthermore, the compensation program should reflect competitive and best practices in the marketplace. The following objectives serve as the LDCC's guiding principles for all compensation decisions.

- Our executive compensation and benefits should attract, motivate, reward and retain the management talent necessary to achieve our business objectives at compensation levels that are fair and competitive with those of comparable companies.

- Compensation should be set based on the leadership and contribution of each executive officer, taking into account individual skill sets, experience and achievement.

- Compensation should also be based upon our "Commitment to Stakeholders" key performance measures for Safe, Reliable, and Competitively Priced Service, Customer Service, Quality, Valuing Employees and Corporate Citizenship.

- Compensation should be linked to corporate performance as measured by financial performance and creation of long-term value for our shareowners.

- Compensation should be comprised of an appropriate mix and weighting among base salary, annual short-term incentive awards and long-term equity incentive awards such that an adequate amount of each executive officer's total compensation is performance-based or "at risk." Further, as an executive's responsibilities increase, the portion of "at-risk" compensation for the executive should increase as a percentage of total compensation.

In addition, the LDCC believes that the various elements of our compensation program effectively align compensation with performance measures that are directly related to our financial goals and creation of shareowner value without encouraging executives to take unnecessary and excessive risks.

Elements of Our Compensation Program for Named Executive Officers

The LDCC has a specific mix of compensation components that it targets, with the intent to make each component of total direct compensation competitive with that of other companies of similar size and operational characteristics while also linking compensation to individual and corporate performance and encouraging share ownership by senior management. The table below describes each compensatory element available in our compensation program for executives and briefly explains how it promotes our objectives. We believe the combination of these elements provides an appropriate balance of rewards, incentives and benefits to our executives and enables us to meet our desired compensation objectives, strengthen our ability to attract and retain highly qualified individuals and to appropriately link pay to performance.

Element of Compensation	Description	How This Element Promotes Company Objectives
Annual Short-Term Compensation:		
Base Salary	Fixed annual compensation that is certain in payment and provides continuous income.	Aids in both recruitment and retention; designed to be competitive in the marketplace.
Annual Short-Term Incentive Awards	Performance-based compensation for achieving established annual goals based on NFE, individual leadership and our Commitment to Stakeholders.	Motivates and rewards achievement of annual corporate objectives by providing at-risk pay opportunities linked to company and individual performance.
Long-term Compensation:		
Performance Share Awards	Grants of stock units that are payable in Common Stock and earned based on relative TSR performance relative to an industry comparator group and/or cumulative NFE per share, each over a specified period.	Provides strong performance incentives to executives by aligning a portion of their compensation to the TSR on our Common Stock versus that of an industry comparator group of selected companies and also to our long-term NFE per share growth.
Time-Vested Restricted Stock Unit Awards	Grants of time-vested stock units that are payable in Common Stock, which are part of our long-term incentive program and may also be used for special recognition of superior performance; time-based vesting over a specified period.	Promotes retention, increases long-term equity ownership and aligns executive and long-term shareowner interests by linking a portion of their compensation to changes in company stock price and dividend payments.
Performance-Based Restricted Stock Unit Awards	Grants of Restricted Stock Units with time-based vesting if we achieve NFE per share goals over a specified period.	Provides strong performance incentives to executives by aligning a portion of their compensation to our financial performance and promotes retention.
Deferred Retention Stock Awards	Grants of deferred stock units that are payable in Common Stock ("Deferred Retention Stock") that may be part of our long-term incentive program and are also used to recognize and reward superior performance; executive must comply with non-competition and non-solicitation covenants to receive share payout at a future date.	Promotes retention by providing a disincentive for executives to leave us for a competitor and aligns executive and long-term shareowner interests by linking a portion of their compensation to changes in company stock price and dividend payments.
Other Compensation:		
Deferred Compensation	Opportunity to defer receipt of specified portions of compensation and to have such deferred amounts treated as if invested in specified investment vehicles.	Provides an opportunity for executives to defer compensation based on personal financial needs and objectives; program enables company to offer a competitive total compensation package at minimal cost to us.
Post-Termination Payments and Benefits	Payments and benefits upon termination of an executive's employment in specified circumstances, such as retirement, death, disability or a change of control, as described in greater detail beginning on page 72.	Provides assurance of financial security, which is desirable in lateral recruiting and executive retention and permits objective evaluation by executives of potential changes to our strategy and structure.
Other Benefits	Executives participate in employee benefit plans generally available to our employees, including our Employees' Retirement Savings Plan, qualified defined benefit plan for retirement allowances, medical, dental, life, accidental death and dismemberment, travel and accident and long-term disability insurance; and certain limited perquisites.	Fair and competitive programs to provide family protection and facilitate recruitment and retention as part of our broad-based total compensation.

The Compensation Review Process

Process for Approval of Compensation Measures

Our planning process begins in May (the third quarter of our fiscal year) when management identifies financial and operational goals, performance measures and action plans that are tied to our Commitment to Stakeholders and that will be executed by the business units and approved by our management in August (the fourth quarter of our fiscal year) for the following fiscal year. These metrics are typically presented to the Board in September

for approval. Upon approval by the Board, the financial and operational goals become the compensation measures for the executive officers and are the foundation for our Commitment to Stakeholders, which is also communicated to the entire organization through the performance planning and evaluation process and through management presentations to employees.

Role of the LDCC and the Chief Executive Officer

Governance of our compensation program is the responsibility of the LDCC, which consists solely of independent directors. The LDCC works with management, in particular our Chief Executive Officer and the Senior Vice President and Chief Human Resources Officer, in making decisions regarding our compensation program. The LDCC reviews and takes into account all elements of executive compensation in setting policies and determining

compensation amounts. The Chief Executive Officer is responsible for recommending to the LDCC the compensation amounts of each of our named executive officers, other than himself. The Chief Executive Officer and President and Chief Operating Officer attend meetings of the LDCC, but do not participate in the portion of the meetings when their respective compensation or performance is discussed.

Role of Compensation Consultant

The LDCC is authorized to retain experts, consultants and other advisors to aid in the discharge of its duties. For fiscal year 2018, the LDCC retained FW Cook as its independent compensation consultant. All work completed by the independent compensation consultant is subject to the approval of the LDCC. The independent compensation consultant's role, with respect to the LDCC, is to provide independent advice and counsel. The LDCC does not delegate authority to its outside advisor. Prior to each meeting of the LDCC, the independent compensation consultant meets with the Chief Executive Officer or his executive officer designee and the Chair of the LDCC, followed, as deemed necessary by the LDCC Chair, by a private meeting with only the LDCC Chair. The LDCC also periodically meets in executive session

with its independent compensation consultant to discuss our compensation program. During fiscal year 2018, the independent compensation consultant periodically met with management at the direction of the LDCC, participated in LDCC meetings, reviewed materials in advance, provided additional data to the LDCC on market trends and overall compensation design and reviewed recommendations for base salary, annual short-term and long-term incentive awards for our named executive officers.

In May 2018, the LDCC determined that FW Cook had no other financial ties to the Company or our management and that it does not have any conflicts of interest after considering the relevant factors, including those prescribed under SEC and NYSE rules.

Peer Group Analysis

So that we can successfully attract and retain the high-quality executive talent critical to our long-term success, we intend that the levels of compensation available to executive officers who enhance corporate value are competitive with the compensation offered by publicly held companies that are similar to us with

regard to size and industry focus. To understand the competitive market for pay and set the compensation terms for our program, we analyze the compensation programs of a peer group of companies.

Fiscal Year 2018 Peer Group

The companies in the peer group were selected based on business model similarities, size and other growth and business factors. Our peer group for fiscal year 2018 compensation ("2018 Peer Group"), which remains unchanged from 2017, is as follows:

Atmos Energy Corporation	ONE Gas, Inc.
Avista Corporation	South Jersey Industries, Inc.
Black Hills Corporation	Southwest Gas Corporation
National Fuel Gas Company	Spire Inc.
NiSource Inc.	Vectren Corporation
Northwest Natural Gas Company	WGL Holdings, Inc.[1]

(1) No longer a publicly-traded corporation.

As of July 31, 2018, our market capitalization was at the 55th percentile of the 2018 Peer Group, and our revenues were at the 83rd percentile of the 2018 Peer Group.

Establishing Total Direct Remuneration

Total direct remuneration is the sum of base salary, annual short-term incentive awards and long-term equity incentive awards. A major portion of each named executive officer's remuneration is established by performance-based incentives, which requires achievement of performance goals as a condition to earning annual short-term incentive awards and long-term equity incentive awards. The at-risk portion of total direct remuneration provides increased pay for higher levels of corporate and/or business unit performance and lower pay for performance below target levels.

In setting each named executive officer's total direct remuneration opportunity, the LDCC takes into account other factors such as the responsibilities, experience, performance, contributions and service of the executive. As a result, we do not set total direct remuneration or the component parts at levels to achieve a mathematically precise market position. In determining executive compensation, the LDCC reviews all components of our Chief Executive Officer's and each other named executive officer's total direct compensation to ensure such compensation meets the goals of the program. As a part of this review, the LDCC considers corporate performance information, compensation survey data, the advice of its independent consultant and the recommendations of management. The LDCC also takes into consideration individual and overall company operating performance to ensure executive compensation reflects past performance, as well as future

potential and adequately differentiates between employees, based on the scope and complexity of the employee's job position, market comparisons, individual performance and experience and our ability to pay. The LDCC reviews annually our Chief Executive Officer's and each other named executive officer's performance prior to considering changes in compensation. Our Chief Executive Officer's performance, and the performance of each other named executive officer, is evaluated in light of our overall performance (as described in greater detail below) and non-financial goals and strategic objectives approved by the LDCC and the Board. Based on its latest review, the LDCC believes total compensation for each of the named executive officers is reasonable.

The following table shows the target total direct remuneration opportunity that the LDCC approved for fiscal year 2018. The table states the annual salary of each named executive officer as of January 1, 2018, other than Mr. Migliaccio, who received a base salary increase on July 9, 2018. The table includes the amount of the annual short-term incentive award that could have been earned by a named executive officer meeting target performance goals relating to NFE, our Commitment to Stakeholders and individual leadership described below. Annually, the LDCC uses long-term equity incentive awards as a component of the named executive officers' compensation. The table below shows the target value of long-term equity incentive awards granted to each of the named executive officers in fiscal year 2018.

Name	Salary ($)	Target Annual Short-Term Incentive Amount[1] ($)	Long-Term Equity Incentive Value[2] ($)	Target Total Direct Remuneration ($)
Laurence M. Downes	925,000	1,017,500	2,108,260	4,050,760
Stephen D. Westhoven	425,000	297,500	602,801	1,325,301
Patrick J. Migliaccio[3]	365,000	219,000	407,744	991,744
Amanda E. Mullan	311,060	155,530	406,268	872,858
Nancy A. Washington	325,000	162,500	270,994	758,494

(1) The target annual short-term incentive amount for Mr. Downes is 110 percent of annual salary. For Mr. Westhoven the target annual short-term incentive amount is 70 percent of annual salary. For Mr. Migliaccio the target short-term incentive amount is 60 percent of annual salary. For Mses. Mullan and Washington the target amount is 50 percent of annual salary.

(2) Represents grant date fair market value of long-term equity incentive awards granted in fiscal year 2018. For more information regarding the grant of long-term equity incentive awards in fiscal year 2018, please see "Long-Term Equity Incentive Awards" on page 51.

(3) Mr. Migliaccio's salary was increased to $365,000 and his target annual short-term incentive amount was increased to 60 percent of base salary, which equals $219,000, effective July 9, 2018.

> Below is a graphic representation of the components of the fiscal year 2018 total target direct remuneration opportunity for each named executive officer, which highlights that for each of the named executive officers, a substantial part of compensation is at-risk and subject to the named executive officer and the Company meeting certain performance goals and/or changes in Company stock price.

FISCAL YEAR 2018 TOTAL TARGET DIRECT REMUNERATION OPPORTUNITY



Base Salary   Annual Short-Term   Long-Term

> 64 percent of our Named Executive Officer (NEO) total target direct remuneration opportunity for fiscal year 2018 was at-risk, including 77 percent of our Chief Executive Officer's total.

Components of Compensation

Base Salary

Base salary increases for all of our named executive officers, with the exception of our Chief Executive Officer, are recommended by our Chief Executive Officer and subject to review and approval by the LDCC and the Board. Base salary increases for our Chief Executive Officer are recommended by the LDCC and approved by the independent members of the Board. In setting the base salary level of each executive officer, the LDCC considers marketplace compensation data compiled and presented by its independent compensation consultant, as well as the executive's experience level, demonstrated capabilities, time and placement in position, our geographic region and the actual performance of the Company and the executive. No particular weight is assigned to any one factor. In November 2017, the Board approved an increase in base salary for the following named executive officers of between 3.0 and 13.3 percent, effective January 1, 2018.

Name	Salary ($)	Increase (%)	Increase ($)	Base Salary as of 1/1/2018
Stephen D. Westhoven[1]	375,000	13.30	50,000	425,000
Patrick J. Migliaccio[2]	305,000	8.20	25,000	330,000
Amanda E. Mullan	302,000	3.00	9,060	311,060
Nancy A. Washington[3]	300,000	8.30	25,000	325,000

(1) Mr. Westhoven's base salary was increased 13.3 percent due to his promotion to his role as Executive Vice President and Chief Operating Officer.

(2) Mr. Migliaccio's base salary was again increased on July 9, 2018, to $365,000 in recognition of his experience in his role and his positioning with respect to his peers at companies in our compensation peer group.

(3) Ms. Washington's base salary was increased in recognition of her experience in her role and her positioning with respect to her peers at companies in our compensation peer group.

Annual Short-Term Incentive Awards

We maintain a strong link between performance and pay within our executive compensation program through emphasis on incentives and utilization of financial, operational and leadership measures, which we believe are key drivers of long-term value creation for shareowners. The LDCC reviews and approves the annual performance objectives for the Company and our named executive officers at the start of each fiscal year. In November 2017, the LDCC approved the 2018 OIP. Our objectives for the 2018 OIP considered the results of a review of our compensation programs by FW Cook and their accompanying recommendations.

> Our objective for the 2018 OIP was to maintain a line of sight for each executive officer by providing them with an understanding of their individual objectives and how they could be achieved based on areas that they impact, continue the linkage to corporate results and provide flexibility to determine awards based on qualitative performance assessments.

The 2018 OIP sought to motivate our senior executives by rewarding them when our annual financial performance goals and their individual performance goals were met or exceeded. After the end of fiscal year 2018, the Chief Executive Officer and the LDCC evaluated the degree to which the Company and our named executive officers met or exceeded their respective goals. Under the 2018 OIP, the Chief Executive Officer recommends the annual short-term incentive awards to the LDCC for executive officers other than himself.

2018 OIP Annual Short-Term Incentive Awards

Under the 2018 OIP, the "outer plan" performance hurdle approved by the LDCC for the named executive officers' annual short-term incentive awards in November 2017 was NJR NFE per basic share of $1.36 ("2018 OIP Performance Hurdle"). An explanation of NFE is provided directly below under *"Net Financial Earnings*

Component." If the 2018 OIP Performance Hurdle is achieved, the maximum payout to the named executive officers under the 2018 OIP is 150 percent of their respective target annual short-term incentive opportunities.

In addition, under the 2018 OIP, based upon the recommendations of the Chief Executive Officer, the LDCC reserves the ability to modify, based upon its qualitative assessment, any annual short-term incentive award payable. Our Chief Executive Officer, subject to LDCC approval, also may recommend special recognition awards to named executive officers who have made significant contributions and have demonstrated a sustained level of outstanding performance. The LDCC may approve special recognition awards to the Chief Executive Officer. The Chief Executive Officer engages in extensive discussions, evaluation and review of his recommendations with the LDCC to reach a consensus on the annual short-term incentive awards.

The Chief Executive Officer uses the criteria set forth in the 2018 OIP to guide his recommendations of the annual short-term incentive awards for the named executive officers, other than himself, to the LDCC. The criteria that guides the Chief Executive Officer's recommendations are: (I) NFE, (II) Commitment to Stakeholders and (III) Leadership. Each named executive officer's annual short-term incentive award is based 50 percent on our NFE, 30 percent on the named executive officer achieving an individual leadership component and 20 percent on the Company meeting the goals of an overall Commitment to Stakeholders component. These criteria are used to balance our focus on affordability with the use of non-financial metrics that are leading indicators of the creation of long-term shareowner value. While these criteria serve as guidelines, the Chief Executive Officer has discretion to modify the actual awards for recommendation to the LDCC. The target percentage of base salary for the annual short-term award opportunity for each of our named executive officers is set forth below.

Name	Target Annual Short-Term Incentive Award Opportunity
Laurence M. Downes	110%
Stephen D. Westhoven	70%
Patrick J. Migliaccio	60%
Amanda Mullan	50%
Nancy A. Washington	50%

Actual fiscal year 2018 short-term incentive award payments under the 2018 OIP, if earned, could range from 0 percent up to 150 percent of this targeted amount for each of the named executive officers. Amounts payable under the 2018 OIP could be paid in full, or in part, in the form of cash, restricted stock or deferred retention stock based on our Chief Executive Officer's

recommendation and subsequent approval by the LDCC. The actual payouts of the 2018 annual short-term incentive awards are described in the section of the Proxy Statement entitled "— Actual Fiscal Year 2018 Short-Term Incentive Award Payouts Under the 2018 OIP," on page 48.



Net Financial Earnings Component

NFE represents net income excluding the accounting impact and resulting volatility in our GAAP earnings due to unrealized gains and losses from certain derivative instruments, net of applicable tax adjustments. NFE is not an alternative to a measure derived from GAAP, such as earnings per share or any other GAAP measure of liquidity or financial performance. We use NFE as a key performance measure for compensatory purposes because we believe it strongly encourages capital discipline and better investment decisions and leads to enhanced cash flow and shareowner value. Our Chief Executive Officer is our chief operating decision maker, and he uses NFE as a measure of profit or loss in measuring the results of our operations.

No annual short-term incentive award is payable to our named executive officers under the 2018 OIP unless we achieve the 2018 OIP Performance Hurdle and a minimum of at least 75 percent ("Minimum NFE") of our target NFE amount for fiscal year 2018. However, the LDCC retains the ability to pay an annual short-term incentive award if we do not achieve the Minimum NFE as there may be circumstances under which the LDCC may decide that an annual short-term incentive award is still appropriate. While an annual short-term incentive award may be paid if we achieve the Minimum NFE, if we do not achieve at least 80 percent of NJR's target NFE amount ("Threshold NFE"), no portion of the annual short-term incentive award would be paid attributable to the NFE component for that executive officer. Achievement of 120 percent of NJR's target NFE amount ("Maximum NFE") or greater would result in a payout of 150% of the target amount for the NFE component.

The 2018 OIP allows the LDCC to approve the exclusion of certain expenses in excess of budgeted amounts from the calculation of NFE used for purposes of the NFE component of the annual short-term incentive award formula ("Adjusted NFE"). These adjustments are designed to allow us to make certain investments and expenditures in years with strong financial performance at NJR without penalizing our executives. In addition, the LDCC approved the exclusion of the one-time positive benefit on NFE of the Tax Act, resulting from the revaluation of NJR's deferred tax assets and liabilities.

For fiscal year 2018, the target NFE amount for NJR was $159.4 million. Therefore, the Minimum NFE was $119.55 million. The fiscal year 2018 NFE target is based on approximately seven percent average annual growth from fiscal year 2017 NFE through fiscal year 2018. NJR's actual NFE for fiscal year 2018 was $240.5 million. NJR's Adjusted NFE, net of the effect of the revaluation of NJR's deferred tax assets and liabilities and adjustments excluding expenses in excess of budgeted amounts approved by the LDCC, was $195.4 million. The adjustments excluded expenses related to our voluntary early retirement program, charitable contributions and significant management consulting expenses outside of NJR's budget.

The table below shows the Minimum NFE and the performance/payout curve for the NFE component of the annual short-term incentive awards. The maximum level of payout for the NFE component was 150 percent of the target amount while achievement of Threshold NFE would result in a payout of 50 percent of the target amount. Payouts for performance between the stated performance levels are interpolated.

PAYOUT FOR NFE PERFORMANCE



Leadership Component

The LDCC assesses the leadership component for our Chief Executive Officer based on a review of his performance in comparison with his specific individual objectives for the past fiscal year. The leadership component of the annual short-term incentive award for the other named executive officers is determined based on our Chief Executive Officer's review of established business unit initiatives and individual performance assessments, which is then discussed and ratified by the LDCC. As part of his review, our Chief Executive Officer seeks and considers specific examples of how each named executive officer met these objectives. The maximum payout for this portion of the annual short-term incentive award is equal to 150 percent of the targeted amount. The LDCC determines the leadership component of the annual short-term incentive award for each of our named executive officers, other than our Chief Executive Officer, taking into consideration reviews by our Chief Executive Officer.

Our Chief Executive Officer's leadership objectives for fiscal year 2018 included:

- Achieve the goals and objectives enumerated in our fiscal year 2018 business and financial plans
- Implement the initiatives contained in our fiscal year 2018 Commitment to Stakeholders
- Focus on implementation of NJNG's regulatory agenda
- Enhance our strong relationships with all key external stakeholders
- Continue to make progress on our senior leadership succession plan and implementation of our long-term strategic plan

The leadership objectives of the other named executive officers for fiscal year 2018 included:

- Executing the initiatives contained in our fiscal year 2018 Commitment to Stakeholders
- Creating an atmosphere that emphasizes strategic thinking and innovation

- Expanding their breadth of knowledge about our business to identify and support new growth opportunities
- Executing their job responsibilities
- Fostering collaboration and teamwork throughout the organization

Commitment to Stakeholders (CTS) Component

The CTS component of the annual short-term incentive award is determined based on a subset of 57 specific performance measures that the LDCC views as important to our shareowners, and that encompass a broader range of our activities that are not necessarily reflected in our financial metrics. These performance measures are company-wide and fall into the following five categories:

- **Safe, reliable and competitively priced service:** Measures employee safety, system safety, system reliability, service reliability and competitive pricing
- **Customer satisfaction:** Measures customer care, problem resolution, billing accuracy and timely response
- **Quality:** Measures quality of processes throughout the organization
- **Valuing employees:** Measures provision of feedback to employees, leadership development, workforce relations and positive work environment
- **Corporate citizenship:** Measures customer and community outreach, environmental focus, promotion of ethical behavior and fostering of community and business relationships

The 57 performance measures were established through a process that began early in the third quarter of fiscal year 2017. A team of employees from across our business units selected these performance measures spanning the five CTS categories listed above. The set of 57 performance measures was reviewed by our Chief Executive Officer and Chief Financial Officer, who made further revisions and recommendations to the measures, which were then approved by our Chief Executive Officer and our Board.

The LDCC and management use these metrics to measure our overall effort to provide our customers, shareowners, communities and other stakeholders with the highest quality service and performance. Each of the performance measures is objective and quantifiable. For instance, one way we measure corporate citizenship is by calculating the total number of employee volunteer hours and calculating the total number of people reached by our customer and community outreach programs using data compiled at each such event during the course of the fiscal year.

For each performance measure, a performance target was developed based upon historical company information, peer information, comparative data, trends and, in certain cases, benchmarks required by state regulations. Performance targets were set by the appropriate business unit leaders, reviewed by our Quality Department and approved by our senior executive team, including our Chief Executive Officer. Thereafter, the

Board approved the 57 performance measures and targets. The performance measures and targets were published and distributed to our employees shortly after the beginning of fiscal year 2018. Separately, the senior executive team selected a subset of the 57 performance measures for recommendation to the Chief Executive Officer and the LDCC for purposes of determining the CTS component of the annual short-term incentive award. The Chief Executive Officer and the LDCC then reviewed the subset. The LDCC and the Board ultimately approved a final subset of six performance measures (the "Performance Measures"). When selecting the Performance Measures, the Chief Executive Officer and the LDCC selected one or more significant measures in each of the five CTS categories to encompass a broad spectrum of our performance, thereby allowing them to best gauge, on a company-wide basis, how well the executive management team is fulfilling the CTS. As a result, the LDCC considers the Performance Measures as those most useful for a broad assessment of executive performance.

When determining the CTS component of the annual short-term incentive award, the LDCC, in consultation with the Chief Executive Officer, establishes threshold, target and maximum performance levels for each of the Performance Measures. The threshold level is based on a level of performance that was believed to be achievable, the target level is based on a level of performance that was believed to be aggressive, but obtainable, and the maximum level is based on a level of performance that was believed to be attainable by achieving exceptional performance. Each of these Performance Measures is weighted equally and an overall average measurement is obtained. The overall average measurement reflects the average company-wide performance on the Performance Measures (each weighted equally) on a scale of 0 to 120 percent of the target goal. The percentage of target is adjusted to a scale of 0 to 150 percent for purposes of determining the CTS component of the annual short-term incentive award. For example, if we were to meet the maximum of 120 percent of the target goal for each of the Performance Measures, the average company-wide performance amount would be 150 percent.

The table below shows the six equally-weighted Performance Measures, and indicates our threshold, target and maximum performance levels, as well as indicating our actual performance for each of the Performance Measures:



CTS PERFORMANCE MEASURES

As illustrated in the tables above and below this paragraph, during fiscal year 2018, the average company-wide performance as compared to the target goal was 111 percent of the target goal. This corresponded to a payout of 127.5 percent of the target payout amount for the CTS component of the annual short-term incentive award formula.

Payout as a Percent of Target for CTS Component

Threshold	Target	Maximum	Actual
50%	100%	150%	127.5%

Actual Fiscal Year 2018 Annual Short-Term Incentive Award Payouts under the 2018 OIP

In November 2018, the LDCC reviewed our NFE per basic share against the 2018 OIP Performance Hurdle before considering whether each of the named executive officers qualified for an annual short-term incentive award under the 2018 OIP as set forth below:

> **2018 OIP Performance: $1.36 NFE per basic share**
>
> **Actual 2018 Performance: $2.74 NFE per basic share ($240.5 million NFE)**
>
> **Adjusted 2018 Performance: $2.23 NFE per basic share ($195.4 million NFE)**

Since the 2018 OIP Performance Hurdle was met, the LDCC determined that the named executive officers were eligible for an annual short-term incentive award under the 2018 OIP of up to 150 percent of their respective target awards. The LDCC reviewed the results of the 2018 OIP for Mr. Downes and then reviewed the results of the 2018 OIP for the other named executive officers based on the recommendations made by the Chief Executive

Officer. The amount of the annual short-term incentive award approved by the LDCC for the Chief Executive Officer and the amounts of the annual short-term incentive awards recommended by the Chief Executive Officer to the LDCC, and subsequently approved by the LDCC, for the other named executive officers, are set forth on page 50.

For fiscal year 2018, the NFE, CTS and leadership components comprised 50 percent, 20 percent and 30 percent, respectively, of the annual short-term incentive awards under the 2018 OIP for each of our named executive officers. This totaled a payout amount equal to 145.5 percent of the target amounts for the fiscal year 2018 total annual short-term incentive award for Messrs. Downes and Westhoven and Mses. Mullan and Washington and 140.5 percent of the target amount for Mr. Migliaccio, each as calculated as set forth below.

NFE Component

For fiscal year 2018, our Adjusted NJR NFE were $195.4 million, which corresponded to a payout amount equal to 75 percent of the total target annual short-term incentive award related to the NFE component for the named executive officers. We calculated this payout amount as follows:

NFE Component Calculation

(In millions)

NJR Actual Adjusted NFE	NJR Target NFE	Percent of Target	Percent of Target Payout Amount	Component Percentage	Amount Earned as Percent of Total Annual Short-Term Incentive Award
$195.4	$159.4	122.6%	150%	50%	75%

CTS Component

In addition, we achieved 111 percent of our CTS targets, which corresponded to a payout amount equal to 25.5 percent of the total target annual short-term incentive award. We calculated this payout amount as follows:

Actual Performance as a Percentage of Commitment to Stakeholders Target	Percent of Target Payout Amount	Component Percentage	Amount Earned as Percent of Total Annual Short-Term Incentive Award
111%	127.5%	20%	25.5%

Leadership Component

Our Chief Executive Officer submitted individual leadership performance reviews for each of the named executive officers for discussion and consideration by the LDCC. The LDCC reviewed each of the named executive officer's 2018 individual leadership

results, including our Chief Executive Officer, and assessed these results against such named executive officer's objectives. Below is a summary of certain of the 2018 individual performance highlights for each of our named executive officers that were factored into their 2018 annual short-term incentive award and the setting of 2018 total targeted direct remuneration.

Name	Fiscal Year 2018 Performance Highlights
Laurence M. Downes	• We achieved record financial results and increased our annual dividend for the 25th time in the last 23 years • Our year-end stock price set a record high; shareowners realized a 12.3 percent total return on their investment • We exceeded our Commitment to Stakeholders targets • NJNG won another JD Power award, its 13th in the past 17 years, the most in New Jersey among our peers in the industry • Our team worked collaboratively with our regulators and policy makers • Significant progress was made with our executive succession plan
Patrick J. Migliaccio	• Exceeded NFEPS plan • Led the process to use tax equity financing (sale-leaseback) for certain clean energy assets-creating economic value and supporting long-term NFE growth • Contributed to rank of fifth out of 20 companies in peer group in total shareholder return • Enacted process changes to ensure the consistency and accuracy of future NJR sustainability reporting • Annual audit plan was presented and accepted by the Board
Stephen D. Westhoven	• Exceeded financial plan for 2019, excluding the positive impacts of tax reform • Set the long-term strategic direction of the company • Drove key initiatives at NJNG: exceeded forecasted customer growth rate, met capital expenditures target, secured approval of new energy efficiency program and achieved safety goals • Executed agreement to purchase Adelphia Gateway pipeline • Profitably sold NJR Retail and Two-Dot Wind Farm • Invested $124 million in solar energy projects • PennEast received its certificate of public convenience and necessity from the Federal Energy Regulatory Commission
Amanda E. Mullan	• Continued to cultivate internal talent pool through Chief Executive Officer and business leader succession planning and annual calibration sessions • Collaborated with business units on action planning from employee survey results, launched the 2018 organizational survey and communicated results to the business units and Company • Continued to develop and roll out targeted leadership and professional development programs for key roles throughout the organization • Introduced people goals to the Performance Management Process to facilitate a more well-rounded measurement of leadership performance • Reinforced principles of the Career Development Framework and HR Competency model with regular communication and development opportunities • Improved total reward infrastructure and employee value proposition through introduction of programs
Nancy A. Washington	• Provided critical legal advice and counsel to Company executives and the Board on a wide range of corporate and regulatory matters • Provided legal counseling and support to all major infrastructure projects • Ensured a culture of compliance, high integrity and ethical conduct through training and enforcement of Code of Conduct and other key compliance training and development • Effectively managed all significant litigation matters • Led the enhancement of the Company's corporate governance and compensation practices • Advanced the continued build-out of the legal function and the leadership development of the legal team

The Chief Executive Officer recommended to the LDCC that Mr. Westhoven, Ms. Mullan and Ms. Washington achieved 150 percent of their leadership goals and that Mr. Migliaccio achieved 133.3 percent of his leadership goals, which corresponded to a payout amount equal to 45 percent and 40 percent of these total target annual short-term incentive awards, respectively. The LDCC determined that the Chief Executive Officer achieved 150 percent of his leadership goals, which corresponded to a payout amount equal to 45 percent of his total target annual short-term incentive award. We calculated the payout amount for the Leadership Component as follows:

Name	Percent of Target Payout Amount for Leadership Component	Component Percentage	Amount Earned as Percent of Total Annual Short-Term Incentive Award
Laurence M. Downes	150%	30%	45%
Stephen D. Westhoven	150%	30%	45%
Patrick J. Migliaccio	133.3%	30%	40%
Amanda E. Mullan	150%	30%	45%
Nancy A. Washington	150%	30%	45%

OIP FORMULA PAYOUT FOR

Mr. Downes:

PAYOUT FOR NFE		PAYOUT FOR CTS		PAYOUT FOR LEADERSHIP		TOTAL PAYOUT AS A PERCENTAGE OF TARGET AMOUNT
75%	+	25.5%	+	45%	=	145.5%

Mr. Westhoven:

PAYOUT FOR NFE		PAYOUT FOR CTS		PAYOUT FOR LEADERSHIP		TOTAL PAYOUT AS A PERCENTAGE OF TARGET AMOUNT
75%	+	25.5%	+	45%	=	145.5%

Mr. Migliaccio:

PAYOUT FOR NFE		PAYOUT FOR CTS		PAYOUT FOR LEADERSHIP		TOTAL PAYOUT AS A PERCENTAGE OF TARGET AMOUNT
75%	+	25.5%	+	40%	=	140.5%

Ms. Mullan:

PAYOUT FOR NFE		PAYOUT FOR CTS		PAYOUT FOR LEADERSHIP		TOTAL PAYOUT AS A PERCENTAGE OF TARGET AMOUNT
75%	+	25.5%	+	45%	=	145.5%

Ms. Washington:

PAYOUT FOR NFE		PAYOUT FOR CTS		PAYOUT FOR LEADERSHIP		TOTAL PAYOUT AS A PERCENTAGE OF TARGET AMOUNT
75%	+	25.5%	+	45%	=	145.5%

The 2018 OIP formula payout amount was equal to 145.5 percent of each of the target total annual short-term incentive awards for Messrs. Downes and Westhoven and Mses. Mullan and Washington. The 2018 OIP formula payout amount for Mr. Migliaccio was equal to 140.5 percent of the target annual short-term incentive award.

These annual short-term incentive award amounts are set forth in the table below and in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 62 of this Proxy Statement.

Name	Fiscal Year 2018 Annual Short-Term Incentive Award Paid ($)*
Laurence M. Downes	1,480,463
Stephen D. Westhoven	432,863
Patrick J. Migliaccio	307,695
Amanda E. Mullan	226,296
Nancy A. Washington	236,438

* These awards were paid in cash.

Deferred Retention Stock Unit ("DRSU") Awards to NEOs

In recognition of NJR's outstanding performance during fiscal year 2018 as described in more detail on page 37 under "Fiscal Year 2018 Performance Highlights," the LDCC awarded performance recognition awards, in the form of long-term DRSU awards, to each of our NEOs. These long-term DRSU awards also are designed to promote retention and protect our investment in human capital by providing disincentive to executives to leave us for a competitor and to align the interests of our NEOs with the long-term interests of our shareowners by linking compensation to changes in company stock price and dividend payments.

The DRSUs are denominated in dollars and converted into deferred stock units based on our Common Stock price at the date of grant. At the end of the deferral period on October 15, 2021, the deferred stock units will be paid out in shares of our Common Stock on a one-for-one basis plus accrued dividends, provided the named executive officer complies with restrictive covenants, including non-competition and non-solicitation restrictions.

As set forth in the table below, on November 13, 2018, the LDCC granted the following DRSU awards:

Name	Number of DRSUs Granted	Grant Date Fair Value* Target ($)
Laurence M. Downes	16,674	800,000
Stephen D. Westhoven	6,253	300,000
Patrick J. Migliaccio	4,168	200,000
Amanda E. Mullan	4,168	200,000
Nancy A. Washington	4,168	200,000

* Represents full grant date fair value calculated in accordance with FASB ASC Topic 718 and based upon the closing price of our Common Stock of $47.98 on November 13, 2018.

Long-Term Equity Incentive Awards

Our primary objectives in granting long-term equity incentive awards are to encourage significant ownership of our Common Stock by management and to provide long-term financial incentives linked directly to the long-term performance of the Company. The LDCC believes that significant ownership of our Common Stock by senior management is the optimal method for aligning the interests of management and our shareowners. Our stock incentive program is effectively designed to further this objective.

In November 2017, after consulting with FW Cook, the LDCC determined that a portion of our executive officers' total compensation should continue to be delivered in a mix of Time-Vested Restricted Stock Units and performance-based awards. For fiscal year 2018, the Board approved, pursuant to the recommendation of the Chief Executive Officer, the long-term incentive program granting four types of awards:

1) *FY 2018 TSR Performance Share Units.* Performance share units that will vest, if at all, if the total shareowner return for NJR Common Stock, measured against an industry comparator group, meets or exceeds the threshold performance goal over a 36-month period beginning on October 1, 2017, and ending on September 30, 2020.

2) *FY 2018 NFE Performance Share Units.* Performance share units that will vest, if at all, based upon our cumulative NFE per basic share over the 36-month period beginning on October 1, 2017, and ending on September 30, 2020.

3) *Performance-Based Restricted Stock Units*. Restricted stock units awarded to our Chief Executive Officer and our President and Chief Operating Officer that will vest in three equal installments on September 30, 2018, September 30, 2019 and September 30, 2020, if the NFE per basic share performance goal for the fiscal year ending September 30, 2018, is achieved and subject to their continued employment, except under certain conditions.

4) *Time-Vested Restricted Stock Units.* Restricted stock units awarded to certain named executive officers, other than our Chief Executive Officer and President and Chief Operating Officer, that vest in three equal installments on October 15, 2018, October 15, 2019 and October 15, 2020, subject to continued employment of such named executive officer, except under certain conditions. Restricted stock units are settled in an equal number of shares of our Common Stock.

The long-term incentive equity awards granted to the Chief Executive Officer and Chief Operating Officer were entirely "at-risk," consisting of performance share units and Performance-Based Restricted Stock Units, which could become worthless if the applicable performance goals are not met. Approximately 68 percent of the shares comprising the awards to our other named executive officers were "at-risk," while the remaining 32 percent of the awards were in the form of Time-Vested Restricted Stock Units. Stock awards were granted to promote retention of the named executive officers, while the FY 2018 TSR Performance Share Units benchmark our performance against an industry comparator group over an extended period of time and the FY 2018 NFE Performance Share Units measure our performance against cumulative NFE per share-based goals set by the LDCC.

The LDCC determined the award of performance share units and Performance-Based Restricted Stock Units to our Chief Executive Officer and Chief Operating Officer and the Board ratified that determination.

The graphic on the left below shows that 100 percent of our Chief Executive Officer's long-term incentive plan grants in fiscal year 2018 were performance-based equity grants. The graphic in the middle illustrates the split in number of shares granted between Time-Vested Restricted Stock Units grants and the performance-based equity grants to our named executive officers, other than our Chief Executive Officer, in fiscal year 2018. The graphic on the

right shows the historical mix between the Time-Vested Restricted Stock Units or Deferred Retention Stock grants and performance-based awards to named executive officers between 2014 and 2018 based upon number of shares granted. These graphics highlight our emphasis over the past five years on awarding a mix of performance-based awards, such as performance share units and Performance-Based Restricted Stock Units, and Time-Vested Restricted Stock Units or Deferred Retention Stock awards. The actual value a named executive officer may receive will depend upon the number of shares received and the market price of our Common Stock at the time the awards vest.



*   Based on target number of shares or units granted, as applicable. Restricted stock for purposes of these graphs refers only to Time-Vested Restricted Stock Units or shares.

In designing the long-term equity incentive program, the LDCC established the following key objectives:

● Selecting long-term equity incentive levels and vehicles that are competitive with our peer group

● Distributing restricted stock units with meaningful vesting periods to encourage retention of key executives

● Using performance share unit awards and Performance-Based Restricted Stock Units based upon NFE or relative TSR to link compensation to company performance criteria that are meaningful to shareowners

● Providing flexibility for granting awards by allowing balance among different types of long-term equity awards that relate to the objectives of retention and performance

With the exception of significant promotions and new hires, equity grants, including long-term equity incentive awards, are generally awarded at the first regularly scheduled LDCC meeting following the conclusion of the fiscal year. The LDCC selects this timing because it enables us to consider the prior year performance of the Company and the participants and our expectations for the next performance period, while also ensuring that regular awards will be made after we publicly disclose our performance for the year. The awards are made as early as practicable in our fiscal year to maximize the time period for the incentives associated with the awards.

Fiscal Year 2018 ("FY 2018") TSR Performance Share Unit Awards

In November 2017, the LDCC approved the grant of the FY 2018 TSR Performance Share Units with performance criteria based upon the Company's TSR, pursuant to the 2017 Plan. As set forth in the table below, the FY 2018 TSR Performance Share Unit awards were granted to the named executive officers as of November 14, 2017. Each FY 2018 TSR Performance Share

Unit is equal to one share of Common Stock. The FY 2018 TSR Performance Share Unit awards vest at the end of a 36-month performance period beginning on October 1, 2017, and ending on September 30, 2020, based on Company TSR versus a 19-company industry comparator group used solely for purposes of this award, which is listed below.

Ameren Corporation	Atmos Energy Corporation	Avista Corp.
Black Hills Corporation	CenterPoint Energy, Inc.	Chesapeake Utilities Corporation
CMS Energy Corp.	MDU Resources Group Inc.	National Fuel Gas Company
NiSource Inc.	Northwest Natural Gas Company	Northwestern Corporation
ONE Gas, Inc.	SCANA Corp.	South Jersey Industries, Inc.
Southwest Gas Corporation	Spire Inc.	UGI Corporation
Vectren Corporation		

The industry comparator group set forth above includes natural gas and multi-utility companies with a market capitalization between one-fifth to five times that of NJR and includes all of the 12 companies used for compensation benchmarking. Upon review by the LDCC in September 2018, pursuant to the terms of the award agreement, WGL Holdings, Inc. was removed from the comparator group as it was acquired by another company in

July 2018 and no longer exists as a publicly-traded corporation. FY 2018 TSR Performance Share Units will not vest if performance during that period does not meet the minimum threshold level. If the performance meets or exceeds the maximum expectations, 150 percent of the target number of awarded FY 2018 TSR Performance Share Units will be earned.

Name	Grant Date	Number of FY 2018 TSR Performance Share Units (Target)	Grant Date Fair Value[1] Target ($)
Laurence M. Downes	11/14/2017	12,431	547,525
Stephen D. Westhoven	11/14/2017	3,554	156,536
Patrick J. Migliaccio	11/14/2017	2,404	105,884
Amanda E. Mullan	11/14/2017	2,395	105,488
Nancy A. Washington	11/14/2017	1,598	70,384

(1) Target amounts represent grant date fair value calculated in accordance with FASB ASC Topic 718 and based upon the closing price of our Common Stock of $45.00 on November 14, 2017, utilizing a lattice model. The actual value of these awards will be determined based upon the number of FY 2018 TSR Performance Share Units that vest at the end of the performance period on September 30, 2020, and the closing price of our Common Stock on September 30, 2020. As described below, the "threshold" number of shares would be 40 percent of the target award amount, while the "maximum" number of shares that may be awarded would equal 150 percent of the target award amount.

The number of FY 2018 TSR Performance Share Units earned will be determined based on the following table:

Relative TSR Percentile	% of Target Award to Vest
<25th	0%
25th (threshold)	40%
55th (target)	100%
80th and above (maximum)	150%

TSR shall be computed as follows:

$$TSR = (Price_{end} - Price_{begin} + Dividends) / Price_{begin}$$

$Price_{begin}$ = the average of the closing share price of the common stock over the 20 trading days beginning October 1, 2017.

$Price_{end}$ = the average of the closing share price of the common stock over the 20 trading days ending September 30, 2020.

Dividends = dividends or other distributions paid to shareholders with respect to the common stock with ex-dividend dates falling within the 36-month period between October 1, 2017 and September 30, 2020 (with such dividends and other distributions deemed reinvested in shares of common stock as of the ex-dividend date based on the price of the common stock on the ex-dividend date where not paid in shares of common stock).

Price = the closing price of the common stock as of the applicable date.

Upon achievement of TSR at a percentile between any two specified percentiles, the TSR Performance Share Units earned will be mathematically interpolated on a straight-line basis.

FY 2018 NFE Performance Share Unit Awards

In November 2017, the LDCC approved the grant of FY 2018 NFE Performance Share Unit awards with performance criteria based upon the Company's cumulative NFE per basic share, pursuant to the 2017 Plan. Each FY 2018 NFE Performance Share Unit is equal to one share of Common Stock. The FY 2018 NFE Performance Share Units vest, if at all, based upon our Cumulative NFEPS (defined below) over the 36-month period beginning on October 1, 2017, and ending on September 30, 2020. The

NFEPS targets are based upon our three-year financial plan and are designed to challenge our executives by being aggressive, but achievable, and to encourage and reward continued growth in our NFE on a per share basis. The cumulative NFE Performance Share target of $5.76 represents a six percent annual growth rate using fiscal year 2017 NFE as a baseline. The number of FY 2018 NFE Performance Share Units earned will be determined based on the following table.

Cumulative NFEPS	Performance Share Units Earned as a Percentage of Target Performance Shares
Less than $4.61	0%
$4.61	50%
$5.76	100%
$6.91 or Greater	150%

"NFEPS" is the NFE per basic share of Common Stock that the Company reports on a quarterly and annual basis to the public and in its quarterly reports on Form 10-Q and annual report on Form 10-K that are filed with the SEC, as adjusted by the LDCC to remove the one-time benefit to NFE from the revaluation of NJR's deferred tax assets and liabilities resulting from the Tax Act.

"Cumulative NFEPS" is the sum of the annual NFEPS for the three fiscal years ended September 30, 2018, 2019 and 2020 calculated as follows:

$$\text{Cumulative}_{NFEPS} = NFEPS_{FY2018} + NFEPS_{FY2019} + NFEPS_{FY2020}$$

FY 2018 NFE Performance Share Units will not vest if performance does not meet the minimum threshold level. If the performance meets or exceeds the maximum expectations, 150 percent of the target number of awarded FY 2018 NFE Performance Shares will be earned. Payout for performance between the measures for the minimum and maximum payout will be interpolated. The earned FY 2018 NFE Performance Share Units will be delivered to participants at the end of the performance period, upon the determination of the LDCC that the performance objectives have been met.

Name	Grant Date	Number of FY 2018 NFE Performance Share Units (Target) Granted	Grant Date Fair Value[1] Target ($)
Laurence M. Downes	11/14/2017	11,561	520,245
Stephen D. Westhoven	11/14/2017	3,306	148,770
Patrick J. Migliaccio	11/14/2017	2,236	100,620
Amanda E. Mullan	11/14/2017	2,228	100,260
Nancy A. Washington	11/14/2017	1,486	66,870

(1) Target amounts represent grant date fair value calculated in accordance with FASB ASC Topic 718 and based upon the closing price of our Common Stock of $45.00 on November 14, 2017. The actual value of these awards will be determined based upon the number of performance share units that vest at the end of the performance period on September 30, 2020, and the closing price of our Common Stock on September 30, 2020. The "threshold" number of shares would be 50 percent of the target award amount, while the "maximum" number of shares that may be awarded would equal 150 percent of the target award amount.

FY 2018 Performance-Based Restricted Stock Unit Awards

In November 2017, Messrs. Downes and Westhoven were granted Performance-Based Restricted Stock Units ("PBRS") with performance criteria based upon NJR's NFE per basic share in the year ended September 30, 2018. The PBRS awards may vest in up to three equal installments on September 30, 2018, September 30, 2019 and September 30, 2020 if the performance goal of $1.36 NFE per basic share for the year ended September 30, 2018 is achieved.

Name	Number of Shares of PBRS Granted	Grant Date Fair Value ($)*
Laurence M. Downes	23,122	1,040,490
Stephen D. Westhoven	6,611	297,495

The performance goal of $1.36 NFE per basic share for NJR for the year ended September 30, 2018, was met and certified by the LDCC on November 13, 2018, resulting in an earnout of 7,912 shares, including accumulated dividends, for Mr. Downes and 2,261 shares, including accumulated dividends, for Mr. Westhoven.

FY 2018 Time-Vested Restricted Stock Units

On November 14, 2017, the LDCC approved the grant of Time-Vested Restricted Stock Unit ("RSU") awards to three of our named executive officers as recognition for performance during fiscal year 2017 and as a retention vehicle pursuant to the 2017 Plan. These RSU awards will vest in up to three equal installments on September 30, 2018, September 30, 2019 and September 30, 2020. The LDCC values Time-Vested Restricted Stock Unit awards at the fair market value of the number of shares of our Common Stock on the date of grant.

Name	Number of Shares of Time-Vested Restricted Stock Units Granted	Grant Date Fair Value ($)[1]
Patrick J. Migliaccio	4,472	201,240
Amanda E. Mullan	4,456	200,520
Nancy A. Washington	2,972	133,740

(1) Represents full grant date fair value calculated in accordance with FASB ASC Topic 718 and based upon the closing price of our Common Stock of $45.00 on November 14, 2017.

Fiscal Year 2016 ("FY 2016") NFE Performance Shares Vesting

In November 2015, the LDCC approved the grant of FY 2016 NFE Performance Share Unit awards with performance criteria based upon the Company's cumulative NFE per basic share to certain of our named executive officers, pursuant to the 2007 Plan. Each FY 2016 NFE Performance Share Unit was equal to one share of Common Stock. The FY 2016 NFE Performance Shares were eligible for vesting at the end of a 36-month performance period beginning on October 1, 2015, and ending on September 30, 2018, based upon our Cumulative NFEPS (defined below) over the 36-month period. As illustrated in the tables below, 121 percent of FY 2016 NFE Performance Shares vested as our actual performance was certified by the LDCC as $5.40 per share.

Cumulative NFEPS	Performance Share Units Earned as a Percentage of Target Performance Shares
Less than $3.99	0%
$3.99	50%
$4.99	100%
$5.40 (actual)	**121**%
$5.99 or Greater	150%

"NFEPS" is the NFE per basic share of Common Stock that the Company reports on a quarterly and annual basis to the public and in its quarterly reports on Form 10-Q and annual report on Form 10-K that are filed with the SEC, as adjusted by the LDCC to remove the one-time benefit to NFE from the revaluation of NJR's deferred tax assets and liabilities resulting from the Tax Act.

"Cumulative NFEPS" is the sum of the annual NFEPS for the three fiscal years ended September 30, 2016, 2017 and 2018 calculated as follows:

$$Cumulative_{NFEPS} = NFEPS_{FY2016} + NFEPS_{FY2017} + NFEPS_{FY2018}$$

Name	Grant Date	Number of FY 2016 NFE Performance Share Units (Target) Granted	Number of Shares Actually Vested
Laurence M. Downes	11/10/2015	14,585	17,648
Patrick J. Migliaccio	11/10/2015	2,081	2,518
Stephen D. Westhoven	11/10/2015	2,414	2,921
Amanda Mullan	11/10/2015	2,602	3,148

FY 2016 TSR Performance Shares Vesting

In November 2015, the LDCC approved the grant of FY 2016 TSR Performance Share Unit awards with performance criteria based upon the Company's cumulative NFE per basic share to certain of our named executive officers, pursuant to the 2007 Plan. Each FY 2016 NFE Performance Share Unit was equal to one share of Common Stock. The FY 2016 NFE Performance Shares were eligible for vesting at the end of a 36-month performance period

beginning on October 1, 2015, and ending on September 30, 2018, based upon our relative TSR versus the established comparator group used for compensation purposes at the time of grant. As illustrated in the tables below, 99 percent of the FY 2016 TSR Performance Shares vested. At the end of the performance period, our actual performance, as certified by the LDCC, was in the 57th percentile.

Relative TSR Percentile	% of Target Award to Vest
<25th	0%
25th (threshold)	40%
33rd	55%
41st	75%
50th	90%
57th (actual)	**99%**
58th (target)	100%
66th	115%
75th	130%
83rd and above (maximum)	150%

TSR was computed as follows:

$$TSR = (Price_{end} - Price_{begin} + Dividends) / Price_{begin}$$

$Price_{begin}$ = closing share price of common stock at September 30, 2015

$Price_{end}$ = closing share price of common stock at end on September 30, 2018

Dividends = dividends paid to shareholders of common stock during 36-month period

Name	Grant Date	Number of FY 2016 TSR Performance Share Units (Target) Granted	Number of Shares Actually Vested
Laurence M. Downes	11/10/2015	17,364	17,190
Patrick J. Migliaccio	11/10/2015	2,478	2,453
Stephen D. Westhoven	11/10/2015	2,874	2,845
Amanda E. Mullan	11/10/2015	3,097	3,066

Retirement Programs

Our retirement programs for senior executives provide an opportunity for each participating executive, through long-term service to us, to receive certain retirement benefits. Three of our named executive officers participate in the New Jersey Natural Gas Company Plan for Retirement Allowances for Non-Represented Employees (the "Non-Represented Plan"), which is a trusteed noncontributory defined benefit retirement plan. Each of our named executive officers also participates in our 401(k) Plan, which is a trusteed defined contribution plan. All of our non-represented employees hired on or after October 1, 2009, are covered by an enhanced defined contribution plan feature of our 401(k) Plan instead of the Non-Represented Plan. These plans provide retirement benefits to broad groups of employees and

executives. Four of our named executive officers also participate in the Savings Equalization Plan of NJR, which we refer to as the SEP, and three of our named executive officers participate in the Pension Equalization Plan of NJR, which we refer to as the PEP, both of which are unfunded non-qualified plans. These plans provide benefits that would have been made under the Non-Represented Plan and the 401(k) Plan, but for the limitations on compensation and contributions imposed by Sections 401(a)(4), 401(a)(17), 401(k), 401(m) and 415 of the Internal Revenue Code. In addition, the named executive officers and certain other officers have supplemental retirement agreements. Under the Supplemental Executive Retirement Plan Agreements, which we also refer to as SERP Agreements, benefits are payable over a

60-month period commencing at age 65. At projected retirement, the total maximum amount payable to our Chief Executive Officer under his SERP Agreement is currently $250,000. Messrs. Migliaccio and Westhoven and Mses. Mullan and Washington would each be entitled to maximum amounts of $125,000 under their respective SERP Agreements as of September 30, 2018. These are described more fully in the narrative following the Pension Benefits table on page 70 of this Proxy Statement.

We also sponsor health care plans that provide post-employment medical and life insurance benefits to union and non-union employees who meet the eligibility requirements. Retirees must meet certain age and service requirements to be eligible. Depending on the year of retirement, benefits may be subject to annual deductibles, coinsurance requirements and retiree contributions. As of September 30, 2018, with the exception of Mr. Downes, none of the named executive officers have completed the age and service requirements to be eligible for post-employment health coverage.

Severance Policies

Severance protection is provided to our senior executives in their employment continuation agreements with the Company (defined below) and only in the event that a senior executive is terminated following a "change of control." This protection is designed to be fair and competitive and to aid in attracting and retaining experienced executives. We believe that the protection we provide, including the level of severance payments and post-termination benefits, is appropriate and within the range of competitive practice.

Severance protection following a change of control provides a number of important benefits to us. First, it permits an executive to evaluate a potential change of control while relatively free of concern for the executive's own situation or the need to seek employment elsewhere. Second, change of control transactions take time to unfold, and a stable management team can help preserve our operations either to enhance the value delivered to a buyer in the transaction or, if no transaction is consummated, to ensure that our business will continue without undue disruption. Finally, we believe that the change of control protections in place encourage management to consider, on an ongoing basis, whether a strategic transaction might be advantageous to our shareowners, even one that would vest control of the Company in a third party. The LDCC believes that the potential cost of executive change of control severance payments and benefits, as a percentage of the potential buyout price, would be well within the range of reasonable industry practice and represents an appropriate cost relative to the benefits to our shareowners and us.

Amended and Restated Employment Continuation Agreements

Each of our named executive officers has entered into an Employment Continuation Agreement ("Employment Continuation Agreement"). The Employment Continuation Agreements provide each executive certain rights in the event that his or her employment is terminated within two years following the occurrence of a "Change of Control" (as defined in the agreements) (I) by us without "Cause" (as defined in the agreements) or (II) by the executive for "Good Reason" (as defined in the agreements). Subject to the limitation described in the next paragraph, upon such termination of employment, the executive, in the case of Mr. Downes, will receive three times the sum or, in the case of the other named executive officers, two times the sum, of (x) annual base salary and (y) the average of annual bonuses paid or payable with respect to the last three calendar years ended prior to the Change of Control. The Employment Continuation Agreements contain a "best net" provision where if any excise tax is due, NJR will not make a gross-up payment, but instead will reduce payments to the executive to the extent necessary to avoid the imposition of an excise tax if such reduction will provide the executive the best net after-tax result. If full payment to an executive will result in the best net after-tax result, the full amount will be paid, but the executive will be solely responsible for any potential excise tax payment.

For purposes of the Employment Continuation Agreements, a "change of control" generally means:

- The acquisition, within a 12-month period, by any person or group of beneficial ownership of securities representing 50 percent or more of the combined voting power of our securities;

- Within any 12-month period, the persons who were our directors immediately before such period (the "Incumbent Directors") and directors whose nomination or election is approved by a majority of the Incumbent Directors and directors previously approved by the Incumbent Directors cease to constitute a majority of the Board; or

- The consummation of a merger, consolidation, share exchange, division, sale or other disposition of all or substantially all of our assets, or a complete liquidation as a result of which the shareowners immediately prior to such event do not hold, directly or indirectly, a majority of the Voting Power (as defined in the Employment Continuation Agreements) of the acquiring or surviving corporation.

As a condition of the right of the executive to receive payments under the Employment Continuation Agreements, the executive must enter into a binding agreement that, without the written consent of the Board, the executive will not for a period of two years, acting alone or in conjunction with others, directly or indirectly:

- Engage (either as owner, investor, partner, shareowner, employer, employee, consultant, advisor or director) in any business in which he or she has been directly engaged on behalf of us or any affiliate, or has supervised as an executive thereof, during the last two years prior to such termination, or which was engaged in or planned by us or an affiliate at the time of such termination, in the geographic area of New York, New Jersey, Pennsylvania or Delaware, and in which such business was conducted or planned to be conducted;

- Induce any customers of the Company or any of our affiliates with whom the executive has had contacts or relationships, directly or indirectly, during and within the scope of his or her employment with the Company or any of our affiliates, to curtail or cancel their business with us or any such affiliate;

- Induce, or attempt to influence, any employee of the Company or any of our affiliates to terminate employment; or

- Solicit, hire or retain as an employee or independent contractor, or assist any third party in the solicitation, hire or retention as an employee or independent contractor, any person who during the previous 12 months was an employee of the Company or any affiliate, provided, however, that activities engaged in by or on behalf of the Company are not restricted by this covenant.

The payments that may be due under the Employment Continuation Agreements in the event of a change of control are described in more detail below in the section entitled "Potential Payments Upon Termination or Change of Control" beginning on page 72 of this Proxy Statement.

Deferred Compensation

To enhance the competitiveness of our executive compensation program and increase our ability to attract and retain qualified key personnel necessary for our continued success and progress, we offer an Officers' Deferred Compensation Plan to provide a select group of management and highly compensated employees of the Company and its affiliates a means to defer receipt of specified portions of compensation and to have such deferred amounts treated as if invested in specified investment vehicles. Participants in the Officers' Deferred Compensation Plan may defer the receipt of compensation or awards, which may be in the form of cash,

stock or stock-denominated awards, including salary, annual bonus awards, long-term awards and compensation payable under other plans and programs, employment agreements or other arrangements. Deferrals under the Officers' Deferred Compensation Plan must comply with the requirements of Section 409A of the Internal Revenue Code, U.S. federal income tax laws and Treasury Regulations. Although all of the named executive officers are eligible to participate in the Officers' Deferred Compensation Plan, none of our named executive officers have any amounts in such plan.

Other Benefits

The LDCC believes employee benefits are an essential component of our competitive total compensation package. These benefits are designed to attract and retain our employees. The named executive officers may participate in the same benefit plans as our salaried employees, which include medical, health and dental insurance, long-term disability insurance, accidental death and disability insurance, travel and accident insurance and our 401(k) Plan. As part of the 401(k) Plan, we generally match 65 percent of the first six percent of compensation contributed by the employee into the 401(k) Plan subject to the Internal Revenue Code and our 401(k) Plan limits. The matching contribution is limited to 50 percent for certain represented employees of NJRHS who transferred from NJNG and are currently accruing pension benefits. We have disclosed all company matches for our named executive officers in the column labeled "All Other Compensation," in the Summary Compensation Table on page 62, and separately disclosed each amount in Footnote 5 to that table on page 63 of this Proxy Statement.

The LDCC provides our executives, including named executive officers, with additional benefits that we believe provide security for current and future needs of the executives and their families and therefore assist in attracting and retaining them. These other benefits are structured to be within the competitive range relative to our peer group. The additional benefits we provide, or have provided to some of our executives, consist of the following and

are included in the amounts set forth in the column labeled "All Other Compensation," in the Summary Compensation Table on page 62, and separately disclosed in Footnote 5 to that table on page 63 of this Proxy Statement: car allowance, preventative health maintenance program and executive insurance program. In addition to the cash and equity compensation discussed above, we provide our Chief Executive Officer and the other named executive officers with the same benefits package available to all of our salaried employees. The package includes:

- Health and dental insurance (portion of costs)
- Basic life insurance
- Long-term disability insurance
- Participation in our 401(k) Plan, including company matching contributions
- Participation in our Non-Represented Plan, which is available to all non-union employees who were employed before October 1, 2009
- Matching certain charitable contributions

For business purposes, it may be appropriate for certain members of senior management to belong to a golf or social club so that such executives have an appropriate entertainment forum for customers and appropriate interaction with their communities.

Share Ownership Guidelines

The LDCC believes it is important to align the interests of senior management with our shareowners. While the LDCC considers this principle when determining the appropriate mix of base salary, annual short-term incentive awards and long-term equity incentive awards, the LDCC also established share ownership guidelines that encourage the accumulation and retention of our Common Stock.

> We believe that executive ownership is important to create a mutuality of interest with shareowners. Therefore, executive officers are required to meet established share ownership levels.

These guidelines are subject to annual review by the LDCC and were amended during fiscal year 2017 to clarify some of the provisions.

Under the share ownership guidelines, officers of the Company are required to own shares of our Common Stock with a total share value as set forth in the following table (required Common Stock ownership amount is determined as a multiple of the officer's base salary):

Position	Minimum Common Stock Ownership Requirement
Chief Executive Officer (CEO)	5 x Base Salary
Chief Operating Officer (COO)	4 x Base Salary
Section 16 Officers (other than CEO and COO)	3 x Base Salary
Other Officers	1 x Base Salary

Until an officer achieves the minimum share ownership under the guidelines described above, he or she must retain 50 percent of all shares awarded to him or her under the Company's stock award and incentive plans, net of the number of shares the officer has applied to the payment of taxes on such awards. Compliance with these guidelines will be determined annually on October 1st using the average quarter-end closing price of the Company's Common Stock for the most recently completed fiscal year. Once the minimum stock ownership threshold is achieved, he or she will remain in compliance with the guidelines despite future changes in stock price and base salary, as long as his or her holdings do not decline below the number of shares at the time the minimum stock ownership requirement was met.

Each of the named executive officers was in compliance with these share ownership guidelines as of September 30, 2018, and all of our officers either meet the minimum share ownership requirements under the guidelines or have met the retention requirements applicable to those who do not yet meet the minimum share ownership requirements.

Compensation Recoupment ("Clawback") Policy

> Performance-based compensation awarded to executive officers and certain other employees is subject to a Clawback Policy.

Under the Clawback Policy, in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the applicable securities laws, the LDCC may recoup from any current or former executive officer (or certain other employees) who received cash or equity performance-based compensation within the three-year period prior to the restatement, the amount of performance-based compensation paid in excess of what the executive officer (or other employee) would have been paid based on the restatement.

Anti-Hedging and Pledging Policy

To ensure alignment of the interests of our shareowners, directors and executive officers, including our named executive officers, the Company's Code of Conduct does not permit directors, officers or employees to engage in short-term or speculative transactions involving the Company's securities, including short sales, publicly-traded options, hedging or pledging the Company's securities as collateral.

United States Federal Income Tax Limits on Deductibility

Section 162(m) of the Internal Revenue Code generally sets a limit of $1 million on the amount of compensation that we may deduct for federal income tax purposes in any given year with respect to the compensation of each of our named executive officers. For years beginning prior to January 1, 2018, under Section 162(m) of the Internal Revenue Code the $1 million limitation did not apply to qualified performance-based compensation that satisfied certain requirements, including, among others, approval of the material terms of the plan by the Company's shareowners. Effective for the years beginning on or after January 1, 2018, there is no exception under the Tax Act for qualified performance-based compensation from the Section 162(m) limitation; although a transition rule applies in some circumstances for outstanding awards. We consider the impact of the deduction limit under Section 162(m) when developing and implementing our executive compensation programs. We intend to design our executive compensation arrangements to be consistent with our best interests and the interests of our shareowners. We believe that it is important to preserve flexibility in administering compensation programs to promote various corporate goals. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m) of the Internal Revenue Code. Amounts paid under our compensation programs may not be deductible as the result of Section 162(m). To the extent we determine it to be consistent with our best interests and the interests of our shareowners, we intend to preserve, to the extent practicable, the applicability of the transition rule to existing awards. However, there is no guaranty that such transition status can or will be applicable.

Advisory Votes on Executive Compensation

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the subsequent rules and regulations promulgated by the SEC, we are including a non-binding advisory resolution approving the compensation of our named executive officers. The vote on this proposal will be non-binding on the Board and us and will not be construed as overruling a decision by the Board or us. This vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for the Board or us. However, the LDCC values the opinions that our shareowners express in their votes and will consider the outcome of the vote when making future decisions on executive compensation, as it deems appropriate.

At the 2018 Annual Meeting of Shareowners, 97.3 percent of the votes cast on the proposal were voted for the non-binding advisory resolution approving the compensation of our named executive officers. In light of that result, the Board of Directors implemented similar objectives, program and rationale for the compensation of our named executive officers in fiscal year 2018, as disclosed in the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative as set forth in this Proxy Statement.

In addition, at the 2018 Annual Meeting of Shareowners a large majority of our shareowners approved, on a non-binding basis, the holding of the non-binding vote on the compensation of our named executive officers on an annual basis. As previously disclosed, the Board and management determined to implement an annual advisory vote on the compensation of our named executive officers. As a result, we are including the non-binding advisory resolution approving the compensation of our named executive officers again in this Proxy Statement. See Item 2 on page 76 of this Proxy Statement.

Report of the Leadership Development and Compensation Committee

The LDCC has reviewed and discussed the Compensation Discussion and Analysis section of this Proxy Statement with management and, based on such review and discussion, the LDCC recommends to the Board that it be included in this Proxy Statement.

Sharon C. Taylor (Chair)
Donald L. Correll
M. William Howard, Jr.

Jane M. Kenny
David A. Trice

Dated: November 13, 2018

The "Report of the Leadership Development and Compensation Committee" will not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference and will not otherwise be deemed filed under such Acts.

Compensation Risk Assessment

As part of its oversight of our executive compensation program, the LDCC considers the impact of our executive compensation program, and the incentives created by the compensation awards that it administers, on our risk profile. In addition, we review all our compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk-taking, to determine whether they present a significant risk to us. At the LDCC's direction, FW Cook provided the LDCC with a risk assessment of our executive compensation policies and practices. Based on its independent assessment, FW Cook concluded that our compensation policies and practices for executives do not create risks that are reasonably likely to have a material adverse effect on us.

The LDCC reviewed the findings of its own assessment, together with the FW Cook assessment, and concluded that our compensation programs are designed with the appropriate balance of risk and reward in relation to our overall business strategy and that the balance of compensation elements discourages excessive risk-taking. The LDCC, therefore, determined that the risks arising from our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on us. The LDCC will continue to consider compensation risk implications while deliberating on the design of our executive compensation programs. In its discussions, the LDCC considered the attributes of our programs, including:

- Appropriate pay philosophy, peer group and market positioning in light of NJR's business model;
- Cash compensation is not overly weighted toward short-term incentives and there is an appropriate balance of cash and equity opportunity in the overall program to align management and shareowner interests;

- Short- and long-term incentives focused on profitability, with consideration of other critical stakeholder issues;
- Performance goals are set to levels that encourage strong performance and that can support the resulting compensation expense, but are based upon operating levels that can be attained without taking inappropriate risks or deviating from approved strategies. In light of the overall balance of the program, the performance goals discourage pursuit of excessively risky business strategies;
- Long-term incentives have multi-year vesting and/or performance periods (three years) to ensure a long-term focus and appropriate balance against short-term goals. The relative TSR metric for the TSR performance share units does not require highest-of peers performance for maximum payout. Realized value from long-term incentives is linked to absolute and relative stock price performance;
- Short- and long-term incentive payouts are generally capped at 150 percent of target;
- Incentive pool for NJRES plan participants is uncapped; however, the following risk mitigators are in place: (I) incentive pool funding and allocation of awards are subject to LDCC discretion, (II) practice has been to pay at least 50 percent of incentive in Deferred Retention Stock Awards and (III) awards are subject to a clawback provision;
- Independent LDCC oversight, with LDCC discretion to reduce incentives based on subjective evaluation of individual performance; and
- Substantial stock ownership guidelines, anti-hedging/pledging policies and a comprehensive clawback policy.

Executive Compensation

Summary Compensation Table

The following table provides information relating to total compensation for the fiscal years ended September 30, 2018, 2017 and 2016, as applicable. The individuals named below include our Chairman and Chief Executive Officer, our Chief Financial Officer, and our other named executive officers (as defined on page 36).

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Laurence M. Downes Chairman, Chief Executive Officer	2018	924,997	—	2,108,260	1,480,463	(19,004)	58,808	4,553,524
	2017	919,227	—	1,844,397	1,143,300	626,320	64,586	4,597,830
	2016	900,961	—	1,718,797	1,105,200	1,082,359	68,003	4,875,320
Stephen D. Westhoven President and Chief Operating Officer	2018	419,044	—	602,801	432,863	115,447	42,777	1,612,932
	2017	363,464	—	373,145	207,675	131,569	36,661	1,112,514
	2016	325,136	—	864,665	369,500	249,333	26,329	1,834,963
Patrick J. Migliaccio Senior Vice President and Chief Financial Officer	2018	332,278	—	407,744	307,695	39,524	25,312	1,112,553
	2017	300,147	—	279,671	180,865	46,240	23,897	830,820
	2016	281,654	—	245,411	167,276	67,003	22,636	783,980
Amanda E. Mullan Senior Vice President and Chief Human Resources Officer	2018	308,971	—	406,268	226,296	—	23,836	965,371
	2017	297,843	—	279,671	186,636	—	20,180	784,330
Nancy A. Washington Senior Vice President and General Counsel	2018	319,230	—	270,994	236,438	—	25,208	851,870

(1) Salary amounts include cash compensation earned by each named executive officer during fiscal years 2018, 2017 and 2016, as applicable, as well as any amounts earned in fiscal years 2018, 2017 and 2016, as the case may be, but contributed under our 401(k) Plan and/or deferred at the election of the named executive officer under our Officers' Deferred Compensation Program. For a discussion of the Officers' Deferred Compensation Program and amounts deferred by the named executive officers in fiscal year 2018, including earnings on amounts deferred, please see "Non-qualified Deferred Compensation" on page 71 of this Proxy Statement.

(2) The amounts included are the grant date fair value of the stock awards granted in fiscal years 2018, 2017 and 2016, determined under share-based compensation accounting guidance in accordance with FASB ASC Topic 718. There were no options granted to the named executive officers in fiscal years 2018, 2017 and 2016. These amounts reflect the aggregate grant date fair value for these awards. For the FY 2018 TSR Performance Share Unit awards and the FY 2018 NFE Performance Share Unit awards granted in fiscal year 2018 to the named executive officers pursuant to the 2017 Plan that are subject to performance conditions, the values in the Summary Compensation Table above reflect the probable outcome of such performance conditions. The grant date fair values of the FY 2018 NFE Performance Share Unit awards, assuming the highest level of performance conditions for each of the named executive officers, are: Mr. Downes: $780,368; Mr. Westhoven: $223,155; Mr. Migliaccio: $150,930; Ms. Mullan: $150,390 and Ms. Washington: $100,305. With respect to the FY 2018 TSR Performance Share Units, the maximum amount that could be earned based upon the grant date fair value for each of the named executive officers is Mr. Downes: $821.287; Mr. Westhoven: $234,804; Mr. Migliaccio: $158,827, Ms. Mullan: $158,232 and Ms. Washington: $105,576. The amounts included in this column include the grant date fair value of the shares of Performance-Based Restricted Stock Units to Mr. Downes in the amount of $1,040,490 and to Mr. Westhoven in the amount of $297,495. Assumptions used in the calculation of the foregoing award amounts are included in Note 9 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and Note 10 and Note 9 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2017 and 2016, respectively, and incorporated by reference into this Proxy Statement. Information on individual equity awards granted to the named executive officers in fiscal year 2018 is set forth in the section entitled "Grants of Plan-Based Awards" on page 64 of this Proxy Statement. Information on the vesting of restricted stock and deferred stock units in fiscal year 2018 is set forth in the section entitled "Option Exercises and Stock Vested" on page 69 of this Proxy Statement.

(3)   The amounts represent cash awards to the named executive officers under our performance-based annual incentive plans for fiscal years 2018, 2017 and 2016, which is discussed in the section entitled "Annual Short-Term Incentive Awards" beginning on page 44 of this Proxy Statement. While the amounts for all of the named executive officers were earned for fiscal years 2018, 2017 and 2016 performance, as the case may be, they were not paid to the named executive officers until November 2018, November 2017 and November 2016, respectively.

(4)   The amounts shown in this column for Messrs. Downes, Migliaccio and Westhoven represent the change in the actuarial present value of the accumulated benefits under all of our pension plans for the named executive officers. For those named executive officers, the change in the pension value was calculated using the same actuarial assumptions, with the exception of turnover, retirement, disability and pre-retirement mortality as used to compute the accumulated benefit obligations as of September 30, 2018, 2017 and 2016, as stated in our Annual Report on Form 10-K for the years ended September 30, 2018, 2017 and 2016, respectively. These assumptions included an interest rate of 3.95 percent as of September 30, 2016, 4.03 percent as of September 30, 2017 and 4.35 percent as of September 30, 2018. The present value of the benefits has been calculated assuming the named executive officers stay in employment until the earliest age the executive could collect a benefit without reduction for early retirement. The assumed age of payment is 60 for each of the named executive officers with the exception of Mr. Downes who has an assumed age of payment of 61. The change in the actuarial present value of the accumulated pension benefits under our pension plan for the fiscal year ended September 30, 2018 reflects (i) the value of benefits accrued this fiscal year plus (ii) the increase in value of previously accrued benefits due to time plus (iii) the change in value for benefits accrued in all prior years of employment due to change in interest rate. For the named executive officers who are pension eligible, there was a 6 percent increase attributable to the increase in the benefits to be paid, offset by a 4.50 percent decrease due to the change in interest rate from 4.03 percent to 4.35 percent. The largest contribution to the change in fiscal year 2017 was the increase in the benefits to be paid, and for fiscal year 2016, the largest contribution to the change was the change in interest rate from 4.50 percent to 3.95 percent. The interest rate used to determine the present value is set each year in accordance with GAAP to match the yield of AA bonds with similar duration at the end of the fiscal year and is reviewed by our independent actuaries and accountants.

(5)   The table below reflects the types and dollar amounts of perquisites, additional compensation and other personal benefits provided to the named executive officers during fiscal year 2018. For purposes of computing the dollar amounts of the items listed below, we used the actual out-of-pocket costs to us of providing the perquisite or other personal benefit to the named executive officer. The named executive officers paid any taxes associated with these benefits without reimbursement from us. Each perquisite and personal benefit included in the table below is described in more detail in the narratives immediately following the table.

All Other Compensation Table

Name	Car Allowance ($)[a]	Company-Paid Insurance Premiums ($)[b]	401(k) Plan/ SEP Matching Contribution ($)[c]	Charitable Matching Contribution ($)[d]	Total ($)
Laurence M. Downes	7,085	5,648	36,075	10,000	58,808
Stephen D. Westhoven	6,983	3,073	16,221	16,500	42,777
Patrick J. Migliaccio	6,983	3,549	12,960	1,820	25,312
Amanda E. Mullan	6,983	3,803	12,050	1,000	23,836
Nancy A. Washington	6,983	4,000	12,225	2,000	25,208

(a)   We provide a car allowance to certain executive officers, including our named executive officers other than Mr. Downes. The purpose of the car allowance is to make our compensation program competitive with other companies and because cars are predominantly used for business purposes. The amount shown for Mr. Downes represents the portion of the cost of a company-owned automobile used by Mr. Downes that relates to his personal use.

(b)   The amounts listed represent aggregate premiums we paid in fiscal year 2018 for our group life insurance policy, for a Directors and Officers Travel Insurance Policy and an insurance policy that is used to support our obligations under the SERP agreements with each of the named executive officers.

(c)   Each named executive officer is eligible to participate in our 401(k) Plan, which offers them an opportunity to defer income and receive matching contributions from us subject to certain limits. The amounts set forth in the table above represent company contributions under our 401(k) Plan and our SEP for fiscal year 2018. Information about the 401(k) Plan and SEP is set forth in the section entitled "Pension Benefits" beginning on page 69 of this Proxy Statement.

(d)   Each named executive officer is eligible to participate in our matching gifts programs through which we match employees' contributions to certain charities and qualified educational institutions.

Grants of Plan-Based Awards

The following table presents information regarding grants of plan-based awards to the named executive officers during the fiscal year ended September 30, 2018.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Option Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Laurence M. Downes									
Performance-Based Restricted Stock Units	11/14/2017							23,122	1,040,490
TSR Performance Share Units	11/14/2017				4,972	12,431	18,647	12,431	547,525
NFE Performance Share Units	11/14/2017				5,781	11,561	17,342	11,561	520,245
Annual Incentive Award		0	1,017,500	1,526,250					
Stephen D. Westhoven									
Performance-Based Restricted Stock Units	11/14/2017							6,611	297,495
TSR Performance Share Units	11/14/2017				1,422	3,554	5,331	3,554	156,536
NFE Performance Share Units	11/14/2017				1,653	3,306	4,959	3,306	148,770
Annual Incentive Award		0	297,500	446,250					
Patrick J. Migliaccio									
Restricted Stock Units	11/14/2017							4,472	201,240
TSR Performance Share Units	11/14/2017				962	2,404	3,606	2,404	105,884
NFE Performance Share Units	11/14/2017				1,118	2,236	3,354	2,236	100,620
Annual Incentive Award		0	219,000	328,500					
Amanda E. Mullan									
Restricted Stock Units	11/14/2017							4,456	200,520
TSR Performance Share Units	11/14/2017				958	2,395	3,593	2,395	105,488
NFE Performance Share Units	11/14/2017				1,114	2,228	3,342	2,228	100,260
Annual Incentive Award		0	155,530	233,295					
Nancy A. Washington									
Restricted Stock Units	11/14/2017							2,972	133,740
TSR Performance Share Units	11/14/2017				639	1,598	2,397	1,598	70,384
NFE Performance Share Units	11/14/2017				743	1,486	2,229	1,486	66,870
Annual Incentive Award		0	162,500	243,750					

(1) Represents the potential fiscal year 2018 threshold, target and maximum annual incentive award amounts for each of the named executive officers as set by the LDCC. The actual amount of the annual short-term incentive award earned by each named executive officer for fiscal year 2018 is reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table on page 62 of this Proxy Statement. For additional information with respect to the fiscal year 2018 annual short-term incentive awards, please see "Compensation Discussion and Analysis" beginning on page 36 of this Proxy Statement.

(2) The values under this column represent the number of FY 2018 TSR Performance Share Units and FY 2018 NFE Performance Share Units granted to the named executive officers pursuant to the 2017 Plan and shows potential threshold, target or maximum payout amounts at the end of the 36 month performance period on September 30, 2020. The method of actual payout amounts is described in more detail under "FY 2018 TSR Performance Share Unit Awards" and "FY 2018 NFE Performance Share Unit Awards" on page 52 and page 53 of this Proxy Statement, respectively.

(3) In the case of Messrs. Downes and Westhoven, includes the number of shares of PBRS granted on November 14, 2017, with performance criteria based upon NFE per basic share in the fiscal year ended September 30, 2018, as described in more detail under "Fiscal Year 2018 Performance-Based Restricted Stock Unit Awards" on page 54. The values for the other named executive officers represent Time-Vested Restricted Stock Unit Awards granted during fiscal year 2018, as described in more detail under "FY 2018 Time-Vested Restricted Stock Units" on page 55 of this Proxy Statement.

(4) Amounts shown represent the grant date fair value of each equity award calculated in accordance with FASB ASC Topic 718. For a full description of the assumptions used by us in computing these amounts, see Note 9 to our consolidated financial statements, which is included in our Annual Report on Form 10-K for the year ended September 30, 2018 and incorporated by reference into this Proxy Statement. The actual value a named executive officer may receive depends on market prices. There can be no assurance that the amounts reflected in the "Grant Date Fair Value of Stock and Option Awards" column will be realized.

2017 Stock Award and Incentive Plan

Shareowners approved the 2017 Plan at the Annual Meeting held in January 2017. The 2017 Plan authorizes a broad range of awards that the LDCC may grant at its discretion, including:

● Restricted stock, a grant of actual shares subject to a risk of forfeiture and restrictions on transfer

● Performance shares or other stock-based performance awards (these include deferred retention stock or restricted stock awards that may be earned by achieving specific performance objectives)

● Deferred stock, a contractual commitment to deliver shares at a future date, which may or may not be subject to a risk of forfeiture (shares of forfeitable deferred stock are sometimes called "restricted stock units")

● Cash-based performance awards tied to achievement of specific performance objectives

● Other awards based on Common Stock

● Dividend equivalents

● Stock options (incentive stock options and non-qualified stock options)

● Stock appreciation rights

● Shares issuable in lieu of rights to cash compensation

Executive officers and all other employees of the Company and our subsidiaries, non-management directors serving on the Board and others who provide substantial services to the Company and our subsidiaries and affiliates are eligible for awards under the 2017 Plan. The LDCC administers the 2017 Plan. The selection of participants and the nature and size of the awards granted to participants is subject to the LDCC's discretion. As of September 30, 2018, approximately 829,693 shares of Common Stock were subject to outstanding awards under our equity compensation plans and 2,643,369 shares of Common Stock were available for future awards under our equity compensation plans.

Consistent with the requirements of the NYSE, the 2017 Plan includes a restriction providing that we will not, without shareowner approval, amend or replace options or stock appreciation rights ("SARs") previously granted under the 2017 Plan in a transaction that constitutes a "repricing".

Outstanding Equity Awards at Fiscal Year End

The following table presents information concerning the number and value of unexercised options, SARs and similar instruments, nonvested stock (including restricted stock, restricted stock units or other similar instruments) and incentive plan awards for the named executive officers outstanding as of the end of the fiscal year ended September 30, 2018:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Laurence M. Downes									
November 10, 2015 FY 2016 TSR	—	—	—	—	—	—	—	17,364[3]	800,480[1]
November 10, 2015 FY 2016 NFE	—	—	—	—	—	—	—	14,585[4]	672,369[1]
November 15, 2016 FY 2017 PBRS	—	—	—	—	—	—	—	4,360[9]	201,003[2]
November 15, 2016 FY 2017 TSR	—	—	—	—	—	—	—	15,189[6]	700,213[1]
November 15, 2016 FY 2017 NFE	—	—	—	—	—	—	—	13,062[7]	602,158[1]
November 14, 2017 FY 2018 PBRS	—	—	—	—	—	—	—	23,122[15]	1,065,924[2]
November 14, 2017 FY 2018 TSR	—	—	—	—	—	—	—	12,431[13]	573,069[1]
November 14, 2017 FY 2018 NFE	—	—	—	—	—	—	—	11,561[14]	532,962[1]
Stephen D. Westhoven									
November 10, 2015 FY 2016 DEF	—	—	—	—	—	22,765[5]	1,049,467[2]	—	—
November 10, 2015 FY 2016 TSR	—	—	—	—	—	—	—	2,874[3]	132,491[1]
November 10, 2015 FY 2016 NFE	—	—	—	—	—	—	—	2,414[4]	111,285[1]
November 15, 2016 FY 2017 DEF	—	—	—	—	—	8,581[11]	395,584[2]	—	—
November 15, 2016 FY 2017 TSR	—	—	—	—	—	—	—	1,247[6]	57,487[1]
November 15, 2016 FY 2017 NFE	—	—	—	—	—	—	—	1,073[7]	49,465[1]
November 14, 2017 FY 2018 PBRS	—	—	—	—	—	—	—	6,611[15]	304,767[2]
November 14, 2017 FY 2018 TSR	—	—	—	—	—	—	—	3,554[13]	163,839[1]
November 14, 2017 FY 2018 NFE	—	—	—	—	—	—	—	3,306[14]	152,407[1]

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Patrick J. Migliaccio									
November 10, 2015 FY 2016 RSA	—	—	—	—	—	1,388[8]	63,971[2]	—	—
November 10, 2015 FY 2016 TSR	—	—	—	—	—	—	—	2,478[3]	114,236[1]
November 10, 2015 FY 2016 NFE	—	—	—	—	—	—	—	2,081[4]	95,934[1]
November 15, 2016 FY 2017 RSU	—	—	—	—	—	1,374[10]	63,341[2]	—	—
November 15, 2016 FY 2017 TSR	—	—	—	—	—	—	—	5,320[6]	245,252[1]
November 15, 2016 FY 2017 NFE	—	—	—	—	—	—	—	1,030[7]	47,483[1]
November 14, 2017 FY 2018 RSU	—	—	—	—	—	4,472[12]	206,159[2]	—	—
November 14, 2017 FY 2018 TSR	—	—	—	—	—	—	—	2,404[13]	110,824[1]
November 14, 2017 FY 2018 NFE	—	—	—	—	—	—	—	2,236[14]	103,080[1]
Amanda E. Mullan									
November 10, 2015 FY 2016 Restricted	—	—	—	—	—	1,734[8]	79,953[2]	—	—
November 10, 2015 FY 2016 TSR	—	—	—	—	—	—	—	3,097[3]	142,772[1]
November 10, 2015 FY 2016 NFE	—	—	—	—	—	—	—	2,602[4]	119,952[1]
November 15, 2016 FY 2017 RSU	—	—	—	—	—	1,374[10]	63,341[2]	—	—
November 15, 2016 FY 2017 TSR	—	—	—	—	—	—	—	5,320[6]	245,252[1]
November 15, 2016 FY 2017 NFE	—	—	—	—	—	—	—	1,030[7]	47,483[1]
November 14, 2017 FY 2018 RSU	—	—	—	—	—	4,456[12]	205,422[2]	—	—
November 14, 2017 FY 2018 TSR	—	—	—	—	—	—	—	2,395[13]	110,410[1]
November 14, 2017 FY 2018 NFE	—	—	—	—	—	—	—	2,228[14]	102,711[1]

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Nancy A. Washington									
November 14, 2017 FY 2018 RSU	—	—	—	—	—	2,972[12]	137,009[2]	—	—
November 14, 2017 FY 2018 TSR	—	—	—	—	—	—	—	1,598[13]	73,668[1]
November 14, 2017 FY 2018 NFE	—	—	—	—	—	—	—	1,486[14]	68,505[1]

(1) Calculated based upon Common Stock closing price of $46.10 per share as of September 30, 2018. The actual value realized for the FY 2016 NFE Performance Shares and the FY 2016 TSR Performance Shares, the FY 2017 NFE Performance Share Units and the FY 2017 TSR Performance Share Units, the FY 2018 NFE Performance Share Units and the FY 2018 TSR Performance Share Units will be calculated based upon our Common Stock closing price on the date the LDCC certifies that the targets have been met in November of each vesting year, and the actual number of performance shares granted based upon certain conditions.

(2) Calculated based upon Common Stock closing price of $46.10 per share as of September 30, 2018. The actual value realized for shares of restricted stock, restricted stock units and deferred stock units will be calculated based upon our Common Stock closing price on each of the respective vesting dates.

(3) Represents the target number of FY 2016 TSR Performance Shares issued by us to the named executive officers on November 10, 2015, which vested based upon performance through September 30, 2018, upon certification of performance by the LDCC. Each FY 2016 TSR Performance Share vested one-for-one into a share of Common Stock.

(4) Represents the target number of FY 2016 NFE Performance Shares issued by us to the named executive officers on November 10, 2015, which vested based upon performance through September 30, 2018, upon certification of performance by the LDCC. Each FY 2016 NFE Performance Share vested one-for-one into a share of Common Stock.

(5) Represents deferred stock units granted to Mr. Westhoven on November 10, 2015. Each deferred stock unit vests one-for-one into a share of Common Stock and accrues dividends that are converted into shares of Common Stock based on the closing price on the vesting date. These awards became payable on October 15, 2018.

(6) Represents the target number of FY 2017 TSR Performance Share Units issued by us to the named executive officers on November 15, 2016, which may vest on September 30, 2019, upon certification of performance by the LDCC. Each FY 2017 TSR Performance Share Unit vests one-for-one into a share of Common Stock.

(7) Represents the target number of FY 2017 NFE Performance Share Units issued by us to the named executive officers on November 15, 2016, which may vest on September 30, 2019, upon certification of performance by the LDCC. Each FY 2017 NFE Performance Share Unit vests one-for-one into a share of Common Stock.

(8) Represents shares of restricted stock granted by us to the named executive officer on November 10, 2015, which shares vested in three equal annual installments beginning on the first anniversary of the grant on October 15, 2016.

(9) Represents the number of shares of FY 2017 PBRS issued by us to Mr. Downes on November 15, 2016, which vest in up to three equal installments on September 30, 2017, September 30, 2018, and September 30, 2019, if the performance goal is achieved. The first two tranches of the FY 2017 PBRS vested on the stated vesting dates following certification by the LDCC that the performance goal was met on November 14, 2017. As Mr. Downes is retirement eligible, the agreement for this grant allows for pro-rata monthly vesting since the performance goal was achieved.

(10) Represents restricted stock units granted by us to the named executive officer on November 15, 2016, which shares may vest in three equal annual installments on October 15, 2017, October 15, 2018 and October 15, 2019, based on continued employment. Each restricted stock unit vests one-for-one into a share of Common Stock.

(11) Represents deferred stock units granted to Mr. Westhoven on November 15, 2016. Each deferred stock unit vests one-for-one into a share of Common Stock and accrues dividends that are converted into shares of Common Stock based on the closing price on the vesting date. These awards become payable on October 15, 2019, provided that the named executive officer has complied with certain covenants, including a non-competition restriction.

(12) Represents restricted stock units granted by us to the named executive officer on November 14, 2017, which may vest in three annual equal installments on October 15, 2018, October 15, 2019 and October 15, 2020, based on continued employment. Each restricted stock unit vests one-for-one into a share of Common Stock.

(13) Represents the target number of FY 2018 TSR Performance Share Units issued by us to the named executive officers on November 14, 2017, which may vest on September 30, 2020, upon certification of performance by the LDCC. Each FY 2018 TSR Performance Share Unit vests one-for-one into a share of Common Stock. For more information regarding the vesting of the FY 2018 TSR Performance Share Units, please see "FY 2018 TSR Performance Share Unit Awards" on page 52 of this Proxy Statement.

(14) Represents the target number of FY 2018 NFE Performance Share Units issued by us to the named executive officers on November 14, 2017, which may vest on September 30, 2020, upon certification of performance by the LDCC. Each FY 2018 NFE Performance Share Unit vests one-for-one into a share of our Common Stock. For more information regarding the vesting of the FY 2018 NFE Performance Share Units, please see "FY 2018 NFE Performance Share Unit Awards" on page 53 of this Proxy Statement.

(15) Represents the FY 2018 PBRS units issued by us to Messrs. Downes and Westhoven on November 14, 2017, which may vest one-for-one into a share of our Common Stock in up to three equal installments on September 30, 2018, September 30, 2019, and September 30, 2020, if the performance goal is achieved. The first tranche of the FY 2018 PBRS units vested upon certification by the LDCC that the performance goal was met on November 13, 2018.

Option Exercises and Stock Vested

The following table presents information concerning the exercise of stock options, SARs and similar instruments and the vesting of stock (including restricted stock, restricted stock units, performance shares and similar instruments) for the named executive officers during the fiscal year ended September 30, 2018.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Laurence M. Downes[3]	—	—	101,354	4,456,809
Stephen D. Westhoven	—	—	61,180	2,672,370
Patrick J. Migliaccio	—	—	14,053	612,208
Amanda E. Mullan	—	—	2,538	109,895
Nancy A. Washington	—	—	—	—

(1) Represents the total number of vested shares of restricted stock granted on November 11, 2014, November 10, 2015 and November 15, 2016, FY 2016 PBRS granted on November 10, 2015, FY 2017 PBRS granted on November 15, 2016, deferred stock units granted on November 11, 2014, FY 2015 TSR Performance Shares granted on November 14, 2014 and FY 2015 NFE Performance Shares granted on November 14, 2014.

(2) Value for the shares of restricted stock and deferred stock retention units was calculated based upon our Common Stock closing price of $43.30 on October 15, 2017, which was the vesting date for those shares and units. Value for the FY 2016 PBRS granted on November 10, 2015, was calculated based upon our Common Stock closing price of $44.45 on October 31, 2017 which was the vesting date for those shares. Value for the FY 2017 PBRS granted on November 15, 2016 and FY 2015 TSR Performance Shares granted on November 11, 2014 and FY 2015 NFE Performance Shares granted on November 14, 2014 were calculated based upon our Common Stock closing price of $45.00 on November 14, 2017, which was the vesting date for those shares.

(3) Mr. Downes is retirement eligible and, in accordance with certain award agreements, certain of his restricted stock and/or performance-based restricted stock awards vest monthly.

Pension Benefits

We provide defined contribution and/or defined benefit retirement benefits to substantially all employees who meet vesting and other requirements. Our qualified defined benefit plan for non-represented employees is the Non-Represented Plan. Our qualified defined benefit plan for represented employees is the New Jersey Natural Gas Company Plan for Retirement Allowances for Represented Employees ("Represented Plan"). Our qualified defined contribution plan is our 401(k) Plan. All represented employees of NJRHS hired on or after October 1, 2000, all represented employees of NJNG hired on or after January 1, 2012 and all of our non-represented employees hired on or after October 1, 2009, are covered by an enhanced defined contribution plan feature of our 401(k) Plan instead of the Represented Plan or Non-Represented Plan. Three of our named executive officers participate in the Non-Represented Plan and each of our named executive officers participates in the 401(k) Plan. The retirement benefit under the Non-Represented Plan is based on years of service and highest 60-month average compensation.

In addition to the Non-Represented Plan, the Represented Plan and the 401(k) Plan, we sponsor the SEP and the PEP, both of which are non-qualified plans. Each of the named executive officers is or may become eligible for SEP benefits and three of our named executive officers are eligible for PEP benefits. Benefits will be paid under the PEP and the SEP to the extent that benefits are not payable by the Non-Represented Plan and the 401(k) due to the application of Sections 401(a)(17), 401(k), 401(m) and 415 of the Internal Revenue Code. The PEP and the SEP are unfunded, with benefit payments paid from our corporate assets. We also sponsor health care plans that provide post-employment medical and life insurance benefits to union and non-union employees who meet the eligibility requirements. To be eligible, retirees must meet certain age and service requirements. Depending on the year of retirement, benefits may be subject to annual deductibles, coinsurance requirements and retiree contributions. As of September 30, 2018, with the exception of Mr. Downes, none of the named executive officers have completed the age and service requirements to be eligible for post-retirement health coverage.

The following table presents information concerning each of our defined benefit plans that provide for payments or other benefits to the named executive officers at, following or in connection with retirement. For each named executive officer, the present value of accumulated benefit in the table below was calculated using actuarial assumptions, including an interest rate of 4.35 percent as of September 30, 2018. The present value of the benefits was calculated assuming the named executive officers stay in employment until the earliest age the executive could collect a benefit without reduction for early retirement. The assumed age of payment is 60 for Messrs. Downes, Migliaccio and Westhoven. Mses. Mullan and Washington are not eligible to participate in the defined benefit plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Laurence M. Downes	Non-Represented Plan	34	1,911,086	—
	PEP	34	5,202,984	—
	SEP	33	390,315	25,350
Stephen D. Westhoven	Non-Represented Plan	28	1,038,982	—
	PEP	28	378,867	—
	SEP	28	18,257	5,736
Patrick J. Migliaccio	Non-Represented Plan	9	252,611	—
	PEP	9	25,889	—
	SEP	9	2,225	1,365
Amanda E. Mullan	Non-Represented Plan	—	—	—
	PEP	—	—	—
	SEP	3	1,701	1,248
Nancy A. Washington	Non-Represented Plan	—	—	—
	PEP	—	—	—
	SEP	—	—	—

Pension benefits are payable at age 65. Benefits may be paid as early as age 55 upon completion of 20 years of service. Benefits collected prior to age 60 and completion of 20 years of service (excluding disability retirements) are subject to early commencement reductions up to 50 percent, depending on age at the time of commencement.

The number of years of credited service for the named executive officers, assuming their continued employment by us until age 65, is set forth below:

Name	Years of Credited Service at 65	Years of Credited Service as of September 30, 2018
Laurence M. Downes	38	34
Stephen D. Westhoven	43	28
Patrick J. Migliaccio	30	9

To the extent benefits that would otherwise be payable to an employee under the Non-Represented Plan and the 401(k) Plan exceed the specified limits on such benefits imposed by the Internal Revenue Code, we expect to pay such excess benefits to the employee at the time the employee receives payment under the respective plan. These excess benefit payments would be made from our general funds.

Supplemental Retirement Agreements

We have supplemental retirement agreements ("SERP Agreements") with each of the named executive officers and certain other officers not named in the Summary Compensation Table, payable over a five-year period commencing with retirement at age 65. At projected retirement, the total maximum amount payable to Mr. Downes under his SERP Agreement is currently $250,000. Messrs. Westhoven and Migliaccio and Mses. Mullan and Washington would each be entitled to maximum amounts of $125,000 under their respective SERP Agreements.

Defined Contribution Plan

We offer eligible employees the opportunity for participation in our 401(k) Plan. Generally, we match 65 percent of participants' contributions up to six percent of base compensation subject to Internal Revenue Code and 401(k) Plan limits. The matching contribution increased from 65 percent to 70 percent of the first six percent of compensation contributed as of January 1, 2016 for certain represented employees of NJRHS. The matching contribution is limited to 50 percent for certain represented employees of NJRHS who transferred from NJNG and are currently accruing pension benefits.

For represented NJRHS employees hired on or after October 1, 2000, represented employees of NJNG hired on or after January 1, 2012, and non-represented employees beginning employment after October 1, 2009, who are not eligible for participation in the defined benefit plans, we contribute between three and four percent of base compensation, depending on years of service, into the 401(k) Plan on their behalf.

Non-Qualified Deferred Compensation

The following table presents information concerning the NJR Officers' Deferred Compensation Plans that provide for the deferral of compensation of several of the named executive officers on a basis that is not tax qualified. We do not make matching contributions under these plans. For additional information with respect to our non-qualified deferred compensation arrangements, please see "Compensation Discussion & Analysis — Deferred Compensation" on page 58 of this Proxy Statement.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings In Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Laurence M. Downes	—	—	—	—	—
Stephen D. Westhoven	—	—	—	—	—
Patrick J. Migliaccio	—	—	—	—	—
Amanda E. Mullan	—	—	—	—	—

Potential Payments Upon Termination or Change of Control

We believe our senior management and key employees are responsible for our success, and therefore it is important to provide reasonable protection to them in the event of a potential loss of employment following a change of control. It is our belief that the interests of shareowners will be best served if the interests of our senior management are aligned with them, and providing change of control benefits should offset any reluctance by senior management to pursue potential change of control transactions that may be in the best interests of shareowners. We also believe our arrangement facilitates the recruitment of talented executives by providing protections in the event we are acquired. We believe that relative to the overall value of any potential transaction, these potential change of control benefits are reasonable.

2017 Plan

Under the 2017 Plan, in the event of a "change of control" (as defined in the 2017 Plan), the Board may, among other things, accelerate the entitlement to outstanding benefits awarded thereunder. Pursuant to the 2017 Plan, a "change of control" will be deemed to have occurred if:

● Beneficial ownership of 50 percent or more of our outstanding securities entitled to vote in elections of directors shall be acquired within a 12-month period, by any person, entity or group

● There is a change in any 12-month period in such number of directors as constitutes a majority of the Board, unless the election, or the nomination for election by our shareowners, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the year

● Consummation of a merger, consolidation, share exchange, division, sale or other disposition of all or substantially all of our assets, or a complete liquidation as a result of which the shareowners immediately prior to such event do not hold, directly or indirectly, a majority of the Voting Power (as defined in the 2017 Plan) of the acquiring or surviving corporation occurs

The 2017 Plan and all of the agreements for equity awards issued thereunder have a "double-trigger" vesting requirement for change of control vesting, which requires a qualified termination following a change of control before acceleration of vesting.

Supplemental Retirement Agreements

Pursuant to the SERP Agreements, we have with each of the named executive officers, in the event of a change of control, the right to the amounts payable to each of them becomes immediately vested and such amounts are immediately payable in the event of a subsequent termination of employment for any reason. A change of control is defined in the SERP Agreements as a reportable change of control under the proxy rules of the SEC, including the acquisition within a 12-month period of a 50 percent beneficial voting interest in us, or a change in any 12-month period in such number of directors as constitutes a majority of the Board, unless the election, or the nomination for election by our shareowners, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the year.

Employment Continuation Agreements

Our Employment Continuation Agreements provide each named executive officer certain rights in the event that his or her employment with us is terminated within two years following the occurrence of a change of control. A summary of the terms of these agreements is provided under "Severance Policies — Amended and Restated Employment Continuation Agreements" beginning on page 57 of this Proxy Statement.

The following tables summarize the value of the termination payments and benefits that our named executive officers would receive if their employment terminated on September 30, 2018, and the price per share of our Common Stock was $46.10, the closing market price on September 28, 2018, the last trading day of fiscal year 2018. The values in the tables are estimates of the amounts that would be paid to the named executive officers upon such termination. The actual amounts to be paid out can only be determined at the time of such named executive officer's separation from the Company.

The tables exclude amounts accrued through September 30, 2018, which would be paid in the normal course of continued employment, such as accrued but unpaid salary and earned annual incentive award for the fiscal year ended September 30, 2018. The table also excludes vested account balances under the 401(k) Plan, which are generally available to all of our salaried employees. In addition, the tables below reflect the hypothetical occurrence of both a change of control and a concurrent termination of a named executive officer in accordance with such named executive officer's Employment Continuation Agreement, assuming this event took place on September 30, 2018.

Name/Benefit Type	Retirement[1] ($) (a)	Death ($) (b)	Disability ($) (c)	Termination Other than Retirement, Death or Disability ($) (d)	Termination for Cause ($) (e)	Involuntary Termination Following a Change of Control ($) (f)
Laurence M. Downes						
Cash Severance[2]	—	—	—	—	—	6,228,375
Acceleration of Equity Awards[3]	818,792[4]	3,893,649	818,792[4]	—	—	3,893,649
Retirement Benefits[5]	644,817	658,989	647,490	644,817	644,817	678,150
Medical and Insurance Benefits[6]	94,049	1,280,173	593,815	—	—	91,576
Other Benefits[7]	—	160,096	1,387,500	160,096	160,096	185,096
Stephen D. Westhoven						
Cash Severance[2]	—	—	—	—	—	1,621,450
Acceleration of Equity Awards[3]	—	2,092,637	1,631,267[4]	—	—	2,092,637
Retirement Benefits[5]	—	148,707	96,446	95,739	95,739	154,333
Medical and Insurance Benefits[6]	—	1,052,721	572,099	—	—	56,340
Other Benefits[7]	—	18,798	637,500	18,798	18,798	43,798
Patrick J. Migliaccio						
Cash Severance[2]	—	—	—	—	—	1,059,402
Acceleration of Equity Awards[3]	—	814,282	237,221[4]	—	—	814,282
Retirement Benefits[5]	—	128,576	25,175	24,971	24,971	129,971
Medical and Insurance Benefits[6]	—	948,422	604,286	—	—	56,340
Other Benefits[7]	—	52,644	547,500	52,644	52,644	77,644
Amanda E. Mullan						
Cash Severance[2]	—	—	—	—	—	989,020
Acceleration of Equity Awards[3]	—	886,662	252,549[4]	—	—	886,662
Retirement Benefits[5]	—	126,701	1,701	1,701	1,701	126,701
Medical and Insurance Benefits[6]	—	854,000	302,000	—	—	—
Other Benefits[7]	—	28,712	466,590	28,712	28,712	53,712
Nancy A. Washington						
Cash Severance[2]	—	—	—	—	—	900,290
Acceleration of Equity Awards[3]	—	128,507	81,246[4]	—	—	128,507
Retirement Benefits[5]	—	125,000	—	—	—	125,000
Medical and Insurance Benefits[6]	—	905,299	330,299	—	—	21,411
Other Benefits[7]	—	39,531	487,500	39,531	39,531	64,531

(1) **Retirement:** Mr. Downes was eligible to retire under our retirement policy as of September 30, 2018. The other NEOs were not eligible to retire under our retirement policy as of September 30, 2018, and their retirement as of that date would be considered a voluntary termination and the only amounts payable to them in that case are listed under column (d).

(2) **Cash Severance:** Amount represents cash payment due to the named executive officer pursuant to the change of control double trigger (change of control and involuntary termination) in the executive's Employment Continuation Agreement. None of the named executive officers would incur a Section 280G excise tax in relation to an involuntary termination following a change of control.

(3) **Acceleration of Equity Awards:** Acceleration of Equity Awards includes Deferred Stock Units, Restricted Stock Units, Performance Shares, Performance Share Units and Performance-Based Restricted Stock Units. Performance Shares, Performance Share Units and Performance-Based Restricted Stock Units vest subject to certain conditions and are paid in the form of shares of Common Stock on a one-for-one basis.

Deferred Stock Units and Restricted Stock Units: Amounts for restricted stock units and deferred stock units (issued pursuant to the Deferred Stock Retention Awards) represent the value of Common Stock as of September 30, 2018.

Performance Share Units: Amounts for Performance Share Units represent the value of Common Stock as of September 30, 2018. The amounts in columns (b), (c) and (f) reflect either (1) for the FY 2016 TSR Performance Shares and FY 2016 NFE Performance Shares, the actual payout based upon actual performance, which was certified by the LDCC on November 13, 2018; or (ii) for the FY 2017 TSR Performance Share Units and FY 2017 NFE Performance Share Units and the FY 2018 TSR Performance Share Units and the FY 2018 NFE Performance Share Units, an estimated pro-rata payout based upon the number of days of the performance cycle the executive was still employed by us, based, as the case may be, either upon actual performance, or upon payout at "target" amount. As such, the amounts in columns (b), (c) and (f) do not necessarily reflect the actual payout that would be determined at the end of the performance cycles for the FY 2017 TSR Performance Share Units and the FY 2017 NFE Performance Share Units as of September 30, 2019 and for the FY 2018 TSR Performance Share Units and the FY 2018 NFE Performance Share Units as of September 30, 2020.

Performance-Based Restricted Stock Units: The amounts in columns (b), (c) and (f) for Performance-Based Restricted Stock Units represent the value of Common Stock as of September 30, 2018. The amounts in columns (a), (b), (c) and (f) for the Performance-Based Restricted Stock Units reflect an estimated pro-rata payout of the "target" amount based upon the number of days of the vesting period the executive was still employed by us. The amounts in column (a), (b), (c) and (f) for the Performance-Based Restricted Stock Units do not reflect the actual payout that would be determined on the applicable vesting dates.

(4) **Acceleration of Equity Awards in the case of Retirement or Disability:** *Long-term equity incentive awards would vest on a pro-rata basis with performance conditioned on the Company's satisfaction of applicable performance goals. The satisfaction of such goals would be measured at the end of the performance period, and any payment made at that time. Due to the future performance measurement, the value of the unvested performance-based awards is not currently calculable.*

(5) **Retirement Benefits:** *Retirement Benefits includes Pension Plan, PEP, SEP and SERP benefits.*

Pension Plan: For all columns except columns (b) and (c), amounts include a monthly payment to the executive commencing at age 60 (age 61 in the case of Mr. Downes), the earliest age at which unreduced benefits are available, assuming the triggering event occurred as of September 30, 2018, payable for the life of the executive, assuming with respect to columns (d), (e) and (f), the executive elects the 50 percent joint and survivor annuity option, which is the default option under the Pension Plan. For column (b), the amount includes a monthly payment to the executive's survivor at September 30, 2018, payable for the life of the survivor. For column (c), the monthly payment is assumed to commence immediately and assumes the executive elects the straight life annuity option. Note for column (f) that Pension and SERP benefits are not enhanced on a change of control. The only benefits payable in such event are those regularly provided by the plans. For column (a) we assume the executive elects the 50 percent joint and survivor annuity option. A portion of the PEP benefit is subject to Section 409A of the Internal Revenue Code. Mr. Downes is eligible to terminate or retire and collect his benefit immediately from the Non-Represented Plan and the portion of his PEP benefit earned prior to December 31, 2004.

SEP: The amounts would be payable within 30 days following the end of the calendar quarter in which the triggering event occurs. These payments are subject to Section 409A of the Internal Revenue Code.

SERP: The figures in columns (a), (b) and (f) include the amount payable to the NEO or the NEO's beneficiary, as applicable, in 60 monthly installments beginning on the first day of the calendar month commencing with the month following the date of termination or death. For columns (c), (d) and (e), the amounts include the cumulative termination benefit under the SERP Agreement as of September 30, 2018, payable in 60 equal monthly installments beginning at the later of the NEO attaining the age of 65 or the date of the NEO's separation of service (as defined in the SERP Agreement). These amounts are subject to Section 409A of the Internal Revenue Code. Note for column (f) that Pension and SERP benefits are not enhanced on a change of control. The only benefits payable in such event are those regularly provided by the plans.

(6) **Medical and Insurance Benefits:**

Life Insurance and Accidental Death & Dismemberment Insurance: The amount for Mr. Downes in column (a) includes the annual premium the Company expects to pay for a life insurance benefit of $75,000 to Mr. Downes, based upon current rates payable by the Company for retiree life insurance policies. Certain amounts included in columns (b) and (c) are payable to the beneficiary only if the death or dismemberment is deemed to be accidental. The amount listed in column (c) assumes the maximum payout in the case of dismemberment.

Travel & Accident Insurance: A certain amount included in column (b) is payable to the beneficiary only if the death occurs during travel or is deemed accidental.

Medical: The amount listed in column (b) includes six months of COBRA, dental coverage premiums to be paid by us, plus retiree medical benefits to be paid by us for the NEO's spouse (if applicable) for his or her lifetime assuming a life expectancy of 85 years. The amounts listed in columns (a) and (c) include (i) a life expectancy for the NEO and (if applicable) his or her spouse of 85 years and an eight percent annual increase in coverage rates and represents the annual average medical premium payable by us. The amount listed in column (c) includes the total premium minus a retiree contribution of 10 percent of the premium. The amount listed in column (f) includes the present value as of September 30, 2018, of COBRA payments to be made by us.

Salary Continuation Benefit: The amount listed in column (c) includes the total maximum benefit payable to the NEO in the event of a disability and represents the aggregate payment of the NEO's base salary, as of September 30, 2018, for 18 months.

(7) **Other Benefits:**

Vacation: Amounts reflected in this row include payment to the NEO for the NEO's unused earned vacation time as of September 30, 2018.

Outplacement Benefit: The amount listed in column (f) includes the maximum outplacement services reimbursement payable by us.

CEO Pay Ratio

In accordance with Item 402(u) of Regulation S-K promulgated by the SEC pursuant to provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are disclosing the ratio of the annual total compensation of our chief executive officer to the annual total compensation of the individual we have identified as our median employee for this purpose. We believe that our pay ratio is a reasonable estimate and has been calculated in a manner consistent with SEC rules based on the methodology described below.

We identified our median employee based on fiscal year 2018 total cash compensation actually paid as of September 30, 2018 to all of our employees, other than our chief executive officer, who were employed on September 30, 2018. We included all employees, whether employed on a full-time, part-time or seasonal basis, and we annualized the compensation of any permanent employee who was employed for less than the full 2018 fiscal year.

After identifying the median employee based on fiscal year 2018 total cash compensation, we calculated annual total compensation for such employee using the same methodology that we use for our named executive officers as set forth in the "Totals" column

in the 2018 Summary Compensation Table. The median of the annual total compensation of all of our employees (other than our chief executive officer), calculated in a manner consistent with Item 402(u) of Regulation S-K, was $125,605. The annual total compensation of our chief executive officer was $4,553,524 as reported in the Summary Compensation Table of this Proxy Statement. We reasonably estimate that the ratio of our chief executive officer's annual total compensation to the annual total compensation of our median employee was approximately 36:1.

Median Employee Total Annual Compensation	CEO Total Annual Compensation	CEO to Median Employee Pay Ratio
$125,605	$4,553,524	36:1

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and various assumptions and, as a result, the pay ratio reported by the Company may not be comparable to the pay ratio reported by other companies and should not be used as a basis for comparison between companies.

Non-Binding Proposal to Approve the Compensation of our Named Executive Officers

Item 2   On Proxy Card

The compensation of our named executive officers is described in the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative set forth in this Proxy Statement.

The LDCC designs our named executive officers' compensation program to reward the achievement of our short-term and long-term objectives and to relate the compensation to the value created for our shareowners. We believe our compensation program also reflects competition and best practices in the marketplace. The mix of compensation components is competitive with that of other companies of similar size and operational characteristics, links compensation to individual and corporate performance and encourages stock ownership by senior management. Based on its review of the total compensation of our named executive officers for fiscal year 2018, the LDCC believes that the total compensation for each of the named executive officers is reasonable and effectively achieves the objectives of aligning compensation with performance measures directly related to our financial goals and creating shareowner value without encouraging our named executive officers to take unnecessary or excessive risks.

The Compensation Discussion and Analysis section of this Proxy Statement, and the accompanying tables and narrative, provide a comprehensive review of our named executive officer compensation objectives, program and rationale. We urge you to read this disclosure before voting on this proposal.

For the reasons stated above, we are requesting your non-binding approval of the following resolution:

"RESOLVED, that the shareowners approve, on a non-binding advisory basis, the compensation of the named executive officers, as disclosed in the Proxy Statement for the 2019 Annual Meeting of Shareowners pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2018 Summary Compensation Table, the other related tables and the accompanying narrative."

This vote is provided as required pursuant to Section 14A of the Exchange Act. Your vote on this proposal will be non-binding on the Board and us and will not be construed as overruling a decision by the Board or us. Your vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for the Board or us. However, the Board values the opinions that our shareowners express in their votes and will consider the outcome of the vote when making future executive compensation decisions, as it deems appropriate.

 THE BOARD RECOMMENDS THAT SHAREOWNERS VOTE TO APPROVE THE NON-BINDING ADVISORY PROPOSAL APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

Ratification of Appointment of Independent Registered Public Accounting Firm

Item 3   On Proxy Card

The shares represented by the proxies will be voted for approval of the ratification of the appointment of Deloitte & Touche LLP (unless otherwise indicated on proxy) as our independent registered public accounting firm (the "auditors") to report to the shareowners on our financial statements for the fiscal year ending September 30, 2019. The Audit Committee approved in advance each professional service performed by Deloitte & Touche LLP during fiscal year 2018 and considered the possible effect on the auditors' independence. Information relating to fees paid to Deloitte & Touche LLP over the past two years is set forth below.

The Audit Committee has retained Deloitte & Touche LLP to report to the shareowners our financial statements for the fiscal year ending September 30, 2019. Although submission of the appointment of an independent registered public accounting firm to shareowners for ratification is not required by law, the Board, consistent with its past policy, considers it appropriate to submit the selection of an independent registered public accounting firm for shareowner approval. Under the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder, the Audit Committee is solely responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. Representatives of Deloitte & Touche LLP are expected to be present at the Meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares of our Common Stock present, or represented by proxy, and voted at the Meeting is required for the approval of this item. The Board has not determined what action it would take if the shareowners do not approve the selection of Deloitte & Touche LLP, but may reconsider its selection if the shareowners' action so warrants. Even if the selection is ratified, the Audit Committee, exercising its own discretion, may select different auditors at any time during the year if it determines that such a change would be in our best interests and in the best interests of our shareowners.

Independent Registered Public Accounting Firm Fees

Aggregate fees billed to us for the fiscal years ended September 30, 2018 and 2017, by our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, "Deloitte") are shown in the following table:

	Fiscal Year Ended September 30,	
	2018 ($)	2017 ($)
Audit Fees	2,516,191	2,237,400
Audit-related Fees	—	—
Total Audit and Audit-related Fees	2,516,191	2,237,400
Tax Fees	195,380	214,788
All Other Fees	6,062	41,100
TOTAL FEES	**2,717,633**	**2,493,288**

Audit Fees. Audit fees include professional services rendered by Deloitte for the audit of our annual financial statements, including its assessment of our internal controls over financial reporting, the reviews of the financial statements included in our quarterly reports on Form 10-Q and accounting consultations related to business transactions and adoption of new accounting standards. This category also includes fees for audits provided in connection with statutory filings or services that generally only the principal auditor can reasonably provide to a client and consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees. Audit-related fees consist of amounts for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees."

Tax Fees. Tax fees include original and amended tax returns, studies supporting tax return amounts as may be required by Internal Revenue Service regulations, claims for refunds, assistance with tax audits and other work directly affecting or

supporting the payment of taxes, planning, research and advice supporting our efforts to maximize the tax efficiency of our operations for fiscal years 2018 and 2017.

All Other Fees. All other fees are fees for products or services other than those in the above three categories. Amounts in this category primarily related to the use of accounting research tools and training seminars.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a written policy for the provision of audit services and permitted non-audit services by our independent registered public accounting firm. Our Chief Financial Officer has primary responsibility to the Audit Committee for administration and enforcement of this policy and for reporting non-compliance. Under the policy, our Audit Committee receives a presentation of an annual budget and plan for audit services and for any proposed audit-related, tax or other non-audit services to be performed by the independent registered public accounting firm. The presentation must provide sufficient detail to clearly define the services included. Any services included within the

budget and plan approved by the Audit Committee require no further Audit Committee approval for that budget year. The Audit Committee must approve all audit and permissible non-audit engagements of the independent registered public accounting firm in advance. The pre-approval requirements do not prohibit the delivery of permissible non-audit services that were not recognized as non-audit services at the time of the engagement if all such services are less than five percent of revenues paid to the independent registered public accounting firm for the fiscal year and if those services are approved by the Audit Committee prior to completion of the audit.

 THE BOARD RECOMMENDS THAT SHAREOWNERS VOTE "**FOR**" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

Audit Committee Report

In accordance with the Audit Committee Charter, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the integrity of the accounting, auditing and financial reporting practices of the Company. Each member of the Audit Committee is "independent" as required by the applicable listing standards of the NYSE and the rules of the SEC. During the fiscal year ended September 30, 2018, the Audit Committee met 10 times. The Audit Committee reviewed and discussed the interim financial information contained in the Company's Quarterly Reports on Form 10-Q, and discussed press releases announcing earnings with our Chief Financial Officer and the independent registered public accounting firm prior to public release.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm. The Audit Committee oversees the Company's financial reporting process on behalf of the Board, including the appointment, termination, compensation and oversight of the quality of the work of the Company's independent registered public accounting firm. The Audit Committee reviews the Company's independent registered public accounting firm's independence, the services provided and its fees, the selection of the lead engagement partner, as well as Public Company Accounting Oversight Board and peer review reports of its performance. The Company's management has primary responsibility for the financial statements and reporting process, including the Company's internal control over financial reporting. The independent registered public accounting firm is responsible for performing an integrated audit of the Company's financial statements and internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board.

In discharging its oversight responsibility of the audit process, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm, required by applicable requirements of the Public Company Accounting Oversight Board, regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. The Audit Committee also discussed with management, the internal auditors and the independent registered public accounting firm the quality and adequacy of the Company's internal controls and the internal audit functions, organization, responsibilities, budget and staffing. The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope and identification of audit risks.

The Audit Committee reviewed and discussed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 16, Communications with Audit Committees, which superseded the Statement on Auditing Standards No. 61 (AICPA Professional Standards, Vol. 1. AU section 380), as amended, "Communication with Audit Committees," as adopted by the Public Company Accounting Oversight Board in Rule 3200T and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the financial statements. The Audit Committee also discussed the results of the internal audit examinations.

The Audit Committee reviewed and discussed the audited financial statements of the Company as of and for the fiscal year ended September 30, 2018, with management and the independent registered public accounting firm. Management has the responsibility for the preparation of the Company's financial statements and the independent registered public accounting firm has the responsibility for the audit of those statements.

Based on the above-mentioned review and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2018, for filing with the SEC. The Audit Committee also reappointed Deloitte and Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2019.

THE AUDIT COMMITTEE
J. Terry Strange, Chair
Donald L. Correll
Robert B. Evans
Thomas C. O'Connor
George R. Zoffinger
Dated: November 13, 2018

The "Audit Committee Report" above will not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under such Acts.

Certain Matters Relating to Proxy Materials and Annual Reports

Electronic Access of Proxy Materials and Annual Reports

Our Proxy Statement and Annual Report are available on our website at *investor.njresources.com*. Paper copies of these documents may be requested by contacting our Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

"Householding" of Proxy Materials and Annual Reports for Record Owners

The SEC rules permit us, with your permission, to deliver a single proxy statement and annual report to any household at which two or more shareowners of record reside at the same address. Each shareowner will continue to receive a separate proxy card. This procedure, known as "householding," reduces the volume of duplicate information you receive and reduces our expenses. Shareowners of record voting by mail can choose this option by marking the appropriate box on the proxy card included with this Proxy Statement. Shareowners of record voting via telephone or over the Internet can choose this option by following the instructions provided by telephone or over the Internet, as

applicable. Once given, a shareowner's consent will remain in effect until he or she revokes it by notifying our Corporate Secretary as described above. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice. Shareowners of record who elect to participate in householding may also request a separate copy of future proxy statements and annual reports by contacting our Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719 or by telephone at (732) 938-7890.

Separate Copies for Beneficial Owners

Institutions that hold shares in street name for two or more beneficial owners with the same address are permitted to deliver a single proxy statement and annual report to that address. Any such beneficial owner can request a separate copy of this Proxy Statement or the Annual Report on Form 10-K by contacting our Corporate Secretary. Beneficial owners with the same address

who receive more than one Proxy Statement and Annual Report on Form 10-K may request delivery of a single Proxy Statement and Annual Report on Form 10-K by contacting our Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

Incorporation by Reference

Notes 9 and 10 to our Consolidated Financial Statements beginning on page 109, and the reconciliation of our non-GAAP financial measures in Part II, Item 7 beginning on page 34, each as set forth in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and Notes 10 and 11 to our

Consolidated Financial Statements beginning on page 108, and the reconciliation of our non-GAAP financial measures in Part II, Item 7 on page 34, each as set forth in our Annual Report on Form 10-K for the fiscal year ended September 30, 2017, are hereby incorporated by reference into this Proxy Statement.

Directions to the Meeting

Eagle Oaks Golf & Country Club
20 Shore Oaks Drive
Farmingdale, NJ 07727

From the North

Garden State Parkway to Exit 100B, which is Route 33 West toward Freehold. Follow Rt. 33 West for approximately 3 miles to the first traffic circle (Collingswood Circle). Exit the circle 1/2 way around onto 547 South towards Farmingdale. Proceed on 547 for 1 mile to the stop sign; turn Left onto Tinton Falls Road/547 South. Proceed 500 yards and take a Right onto Shore Oaks Drive where you will see an Eagle Oaks Golf Club sign. This leads you directly to the Club entrance.

From the South

Garden State Parkway to Exit 100B, which is Route 33 West toward Freehold. Proceed to the traffic circle (Collingswood Circle) - refer to directions "From the North."

From the West on I-195

Route 195 East to Exit 31B toward Farmingdale/Allaire State Park/Route 547 North. Proceed on 547 North for 2 miles into Farmingdale. Proceed 300 yards past the railroad tracks, take a Right onto Asbury Avenue/547 North, which is marked by a blinking yellow light (gas station on corner). Follow this road for 1.5 miles and turn Left onto Shore Oaks Drive. This leads you directly into the Club entrance.

From the East on 138/I-195

Route 138 West, which becomes 195 West. Take Exit 31B toward Farmingdale/Allaire State Park/Route 547 North - refer to directions "From the West."

From Freehold

Route 33 East. When Route 33 meets with Route 34, look for JB's Diner and turn Right on Tinton Falls Road, which becomes Asbury Road. Proceed for 7/10 of a mile and take a Right onto Shore Oaks Drive where you will see an Eagle Oaks Golf Club sign. This leads you directly to the Club entrance.

Other Matters

The Board is not aware of any matters to be presented for action at the Meeting other than as set forth in this Proxy Statement. However, if other matters properly come before the Meeting, or any adjournment or postponement thereof, the person or persons voting the proxies will vote them in accordance with their best judgment.

By Order of the Board of Directors

RICHARD REICH
Corporate Secretary and Assistant General Counsel
Dated: December 13, 2018

